EXHIBIT D

REPUBLIC OF COLOMBIA

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information appearing herein

	2000		2001		2002		2003		2004
Domestic Economy
Real GDP Growth (percent)(1) (2)		2.9%		1.5%		1.9%		4.0%		4.0%
Gross Fixed Investment Growth (percent)(2)		(2.0)		8.5		10.8		14.1		13.7
Private Consumption Growth (percent)(2)		2.0		2.7		3.0		2.6		3.9
Public Consumption Growth (percent)(2)		(0.2)		1.1		0.2		0.6		3.3
Consumer Price Index(3)		8.8		7.7		7.0		6.5		5.5
Producer Price Index(3)		11.0		6.9		9.3		5.7		4.7
Interest Rate (percent)(4)		12.2		12.4		8.9		7.8		7.8
Unemployment Rate (percent)(5)		20.2		16.4		15.7		14.7		13.0
Balance of Payments
	(millions of dollars)
Exports of Goods (FOB)(6)		$13,099		$12,233		$11,794		$12,901		$16,216
Oil and its derivatives(6)		4,569		3,285		3,275		3,383		4,180
Coffee(6)		1,069		764		772		806		949
Imports of Goods (FOB)(6)		10,655		11,826		11,653		12,792		15,324
Current Account Balance(6)		761		(1,094)		(1,340)		(1,021)		(1,110)
Net Foreign Direct Investment(6)		2,069		2,509		1,258		855		2,597
Net International Reserves		9,004		10,192		10,841		10,916		13,536
Months of Coverage of Imports (Goods and Services)		7.5		7.7		8.5		7.9		8.2
Public Finance(7)
	(billions of pesos or percentage of GDP)
Nonfinancial Public Sector Revenue	Ps.	69,964	Ps.	79,511	Ps.	86,893	Ps.	98,556	Ps.	115,300
Nonfinancial Public Sector Expenditures(8)		77,360		87,509		93,967		104,911		116,882
Nonfinancial Public Sector Primary Surplus/(Deficit)(9)		2,848		2,697		2,114		5,728		8,399
Percent of GDP(1)		1.6%		1.4%		1.1%		2.5%		3.4%
Nonfinancial Public Sector Fiscal Surplus/(Deficit)		(6,071)		(7,078)		(7,747)		(5,746)		(3,595)
Percent of GDP(1)		(3.5)%		(3.8)%		(3.9)%		(2.5)%		(1.4)%
Central Government Fiscal Surplus/ (Deficit)		(9,684)		(10,850)		(12,435)		(11,528)		(13,983)
Percent of GDP(1)		(5.5)%		(5.8)%		(6.2)%		(5.1)%		(5.6)%
Public Debt (10)
Public Sector Internal Funded Debt (billions of pesos)(11)	Ps.	58,824	Ps.	67,413	Ps.	83,421	Ps.	89,273	Ps.	99,546
Percent of GDP(1)		33.6%		35.8%		40.8%		39.2%		39.6%
Public Sector External Funded Debt (millions of dollars)(12)		$20,112		$22,932		$22,192		$24,206		$25,318
Percent of GDP(1)		24.7%		27.5%		27.5%		29.9%		26.6%

1:	GDP figures calculated using new methodology implemented by DANE in 1999. Preliminary figures for 2002, 2003 and 2004.

2:	Preliminary figures for 2002, 2003 and 2004.

3:	Percentage change over the twelve months ending December 31 of each year.

4:	Average for each year of the short-term composite reference rate, as calculated by the Superintendency of Banks.

5:	Refers to the average annual percentage of the labor force that was unemployed in the seven largest cities in Colombia during the years 1997-2000. The 2001, 2002, 2003 and 2004 figures correspond to the average December 2001, December 2002, December 2003 and December 2004 unemployment rates in the thirteen largest cities in Colombia.

6:	Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Estimated figures for 2000, 2001, 2002, 2003 and 2004. Imports and exports of goods do not include “special trade operations.”

7:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues.

8:	The amounts of Central Government transfers to departments and municipal governments are not eliminated in the calculation of consolidated nonfinancial public sector revenue and consolidated nonfinancial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear were such transfers eliminated upon consolidation. See “Public Sector Finance.”

9:	Primary surplus/(deficit) equals total consolidated nonfinancial public sector surplus/(deficit) without taking into account interest payments or interest income.

10:	Subject to revision. Exchange rates at December 31 of each year.

11:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of one year or more, and public sector entities’ guaranteed internal debt.

12:	Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of one year or more.

Sources:	Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), Departamento Administrativo Nacional Estadístico (“DANE”) and Consejo Superior de Política Fiscal (“CONFIS”).

CURRENCY OF PRESENTATION

All references herein to “pesos” and “Ps.” are to the currency of Colombia, and all references herein to “U.S. dollars,” “dollars,” “U.S.$” and “$” are to the currency of the United States of America. Unless otherwise indicated, all peso amounts are stated in nominal terms. As used herein, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. The Superintendencia Bancaria (Superintendency of Banks) calculates and publishes a rate (the “representative market rate”) on a daily basis which is the average of the buy and sell foreign exchange rates quoted on the previous business day by certain commercial banks and financial corporations in the four largest Colombian cities. On June 30, 2005, the representative market rate published by the Superintendency of Banks for the payment of obligations denominated in U.S. dollars was Ps. 2,331.81/$1.00. Historical amounts translated into pesos or dollars have been converted at the historical rates of exchange summarized below. See “Monetary System—Foreign Exchange Rates and International Reserves.”

INTRODUCTION

The Colombian economy recorded 4.0% positive real Gross Domestic Product (“GDP”) growth in 2004, and also recorded a 4.0% growth in 2003. Since 1950 and until 1998, Colombia had enjoyed positive real GDP growth in every year (ranging from a low of 0.6% in 1998 to a high of 8.47% in 1978) and relatively stable rates of inflation (with a low of 2.2% in 1955 and a high of 32.6% in 1963). Already suffering from the impact of adverse climatic conditions, the negative effects of the financial crises in Asia and Russia, higher domestic interest rates and the significant decline in international crude oil and other commodity prices, in 1999 the Colombian economy entered the deepest recession in Colombian economic history, with GDP registering a negative real growth of 4.2%. In 2000, the economy resumed economic growth, with GDP increasing by 2.9% in real terms. Inflation, as measured by the change in the consumer price index, averaged 8.8% in 2000. In 2001 and 2002, the economy continued to grow, although at a slower pace than in 2000, with GDP increasing in real terms by 1.5% in 2001 and by 1.9% in 2002, while inflation further declined to 7.6% in 2001 and 7.0% in 2002. In 2003, the pace of economic growth accelerated, with GDP increasing by 4.0% in real terms. Inflation continued to decline in 2003, registering 6.5%. In 2004, the economy continued to grow, with GDP increasing by 4.0% in real terms. Inflation continued to decline in 2004 as a result of a combination of commercial, fiscal and monetary policies, registering 5.5%, its lowest in 50 years, despite higher international oil prices.

Due to the implementation of trade and foreign exchange liberalization policies, Colombia has experienced current account deficits in most years since 1994. In 2000, however, the current account registered a surplus of $761 million, while the capital account recorded a surplus of $59 million in 2000. In 2001 and 2002, the current account deficits totaled $1,094 million and $1,340 million, respectively, and were offset by capital account surpluses of $2,458 million and $1,279 million, respectively. The deficits in the current account in 2001 and 2002 were primarily due to a sharp decrease in the trade surplus, which fell from $2,633 million in 2000 to $579 million in 2001 and to $239 million in 2002. In 2003, the current account deficit fell to $1,021 million, and the capital account surplus also decreased to $738 million. In 2004, the current account deficit totaled $1,100 million, and the capital account surplus increased to $3,385 million. In 2003, the trade balance remained relatively stable, recording a surplus of $524 million. In 2004, the trade balance recorded a surplus of $ 1,134 million. Net foreign investment (including direct and portfolio investment), which had increased from $2,245 million in 2000 to $2,389 million in 2001, fell to $2,273 million in 2002 and further declined sharply in 2003 to a net outflow of $814 million. In 2004, net foreign investment (including direct and portfolio investment) increased significantly to $2,070 million. In 1999, Banco de la República, Colombia’s central bank, abandoned its currency band and adopted a floating exchange rate regime. As a result of that change, as well as other economic adjustment measures implemented by the Government, net international reserves increased from $9,004 million at the end of 2000 to $10,192 million at the end of 2001, to $10,841 million at the end of 2002 and to $10,916 million at the end of 2003. At the end of 2004, net international reserves had increased to $13,536 million.

Colombia’s ratio of total nonfinancial public sector debt to GDP increased steadily between 2000 and 2002, from 44.3% in 2000 to 48.5% in 2001 and 56.6% in 2002. Colombia’s total nonfinancial public sector debt to GDP ratio decreased to 54.3% in 2003 and further to 50.5% in 2004, primarily as a result of the general increase in economic activity and the decrease in Government expenditure, as well as the tax, pension and labor reform legislation approved by Congress in October 2002. The Government has endeavored to further reduce the debt to GDP ratio by introducing additional legislation aimed at lowering Government expenditures. These proposed reforms were part of the subject of a referendum that was held on October 25, 2003. The Government was unsuccessful in the referendum because less than 25% of the Colombians eligible to vote turned out to vote, which was required for passage. Despite this referendum loss, the Government is committed to reducing the public sector deficit, and in this regard has presented to Congress a contingency plan, entitled “Plan B.” Plan B is designed to generate the same deficit reduction as was anticipated by the measures included in the referendum but does not require popular approval through a new referendum. Rather, Plan B is composed of expenditure cuts, reallocation of transfers to territorial and local governments and royalty and tax increases. Further deficit reducing measures were passed on December 29, 2003, when Congress approved and the President signed into law tax reform legislation that was expected to generate approximately Ps. 2 trillion (approximately $710 million) in revenues in 2004. As a result of these measures, combined with continued economic growth, Colombia’s ratio of total public sector debt to GDP decreased to 47.5% in 2004.

Colombia’s consolidated nonfinancial public sector deficit for 2004 is estimated at 1.4% of GDP, as compared to a deficit of 2.5% of GDP in 2003 and 3.9% of GDP in 2002. The Central Government deficit is currently estimated at 5.6% of GDP for 2004, as compared to 5.1% in 2003 and 6.2% in 2002. In an effort to continue a fiscal adjustment program that began in 1999 with the implementation of an Extended Fund Facility between Colombia and the International Monetary Fund (“IMF”), and that was aimed at curbing deterioration in the fiscal accounts, Colombia and the IMF entered into a two-year Stand-By Arrangement in January 2003. In May 2005, Colombia and the IMF entered into a new 18-month, $613 million Stand-By Arrangement to support Colombia’s economic program through November 2006, replacing the expired Stand-By Arrangement entered into in January 2003. Colombia intends to treat the new Stand-By Arrangement as precautionary and does not plan to draw on the facility.

The Central Government deficit has increased sharply since 1994, principally because of:

•	lower than expected revenues as a result of lower than expected growth in the economy,

•	increased expenditures, especially in the areas of defense, justice and the pension system,

•	constitutionally mandated transfers of an increasing share of Central Government revenues to departments and municipalities, while Central Government expenditures (including interest payments) have continued to increase, and

•	increased debt service.

Unlike other major Latin American countries, Colombia avoided hyperinflation and involuntary debt restructurings during the 1980s, although it faced the same external conditions (including lower export prices, economic recession in Colombia’s key trading partners, a reduction in foreign capital inflows and high interest rates) that negatively affected other Latin American countries during that period. During the 1980’s, Colombia did, however, enter into voluntarily syndicated loan agreements to refinance certain maturities of its commercial bank debt, and maintained access to new borrowings through multilateral and bilateral credits. Since 1993, Colombia has obtained access to the international capital markets through the issuance of bonds in the United States, Europe and Japan and through borrowings from commercial bank syndicates. Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

On May 26, 2002, Mr. Alvaro Uribe was elected president of Colombia for the 2002-2006 term after obtaining 53% of the popular vote. Shortly after taking office in August 2002, President Uribe announced the Proyecto de Seguridad Democrática del Gobierno Nacional (Project for Democratic Security), which seeks to eradicate the rebel groups and achieve security, using democratic means, for all people against aggressors.

The Uribe administration’s four-year development plan, “Hacia un Estado Comunitario” (Towards a Communitarian State), seeks to increase annual real GDP growth and reduce the unemployment rate and public sector deficit through economic growth incentives. To these ends, the Government proposed anti-corruption and fiscal reform measures, which were included in the unsuccessful referendum held on October 25, 2003. The Government intends to continue its efforts against corruption and for fiscal reform through alternative means. To this end, five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz”. By the end of 2004, 2,624 members of these groups had been reintegrated into civil society.

In March 2004, the Government presented to Congress a constitutional amendment seeking to lift the ban on presidential re-election. The re-election bill was approved on December 1, 2004 after it passed eight successful congressional votes (four successful congressional votes in two consecutive congressional terms). The Constitutional Court and the Public Ministry are reviewing the amendment to determine whether it was passed consistent with the Constitution. Once the Public Ministry has completed its review, the Constitutional Court will have three months to rule on President Uribe’s eligibility to run for re-election. This ruling will have to take place before the end November 2005 if the President is to run for a second term because he will have to announce his re-election six months before the first round of the elections, scheduled to take place in May 2006.

The Uribe Government believes that both changes in internal policy and international assistance will be required in order to improve the current economic situation and to reduce the fiscal deficit. Other factors, such as increases in inflation, exchange rate fluctuations, increases in interest rates, declines in foreign direct and portfolio investment, adverse conditions in the international capital markets, changes in international commodity prices, violence and disruption associated with the guerilla groups and narcotics organizations and other political, economic and diplomatic developments in or affecting Colombia could have a material adverse effect on the country’s economy.

REPUBLIC OF COLOMBIA

Geography and Population

Colombia is the fourth largest country in South America, with a territory of 441,020 square miles (1,141,748 square kilometers). Located on the northwestern corner of the South American continent, Colombia borders Panama and the Caribbean Sea on the north, Peru and Ecuador on the south, Venezuela and Brazil on the east and the Pacific Ocean on the west.

Colombia is a country of great geographical diversity. Three ranges of the Andes, the Western, Central and Eastern Cordilleras, occupy the southwestern and central sections of the country, running through it from south to north. Grassland plains, known as Los Llanos, lie to the northeast of these ranges and extend to the Venezuelan border. The Amazon forest lies to the south of the grassland plains. The Magdalena River rises in the Central Cordillera and flows to the Caribbean Sea, near the city of Barranquilla, through a rich alluvial plain. Approximately 4% of the land is arable, approximately 41% is suitable for grazing and about 55% is forested. Colombia lies almost entirely in the north tropical zone; however, the country’s regional climates vary with altitude. A tropical climate predominates in the coastal and Amazon regions, while a temperate climate predominates in the mountains.

According to the official projections of the National Administrative Department of Statistics (“DANE”) and the National Planning Department (“DNP”), as of December 2004, Colombia’s population was approximately 45.3 million, up from the 37.1 million counted in the 1993 census. From 1985 to 1993, the population grew at a rate of 2.2% per year, down from approximately 3.1% per year in the 1960s. Over 7.0 million people live in the metropolitan area of Bogotá, the capital of Colombia. Cali and Medellín, the second and third largest cities, have populations of approximately 2.4 million and 2.1 million, respectively. The most important urban centers, with the exception of Barranquilla (the largest port city), are located in the Cordillera valleys. Colombia has a population density of approximately 103 people per square mile (40 people per square kilometer).

Colombia is generally classified as a middle-income developing country. The following table sets forth the latest selective comparative statistics published by the World Bank.

Selected Comparative Statistics

	Colombia	Venezuela	Brazil	Mexico	U.S.
GNI Per Capita (2003)(l)	$1,810	$3,490	$2,720	$6,230	$37,610
Life Expectancy at Birth (2003)	72	74	69	74	77
Illiteracy Rate (2003)(2)	8%	7%	14%	9%	n/a
Infant Mortality (2003)(3)	19	19	33	24	7
Poverty (2003)(4)	64%	n/a	22%	n/a	n/a

n/a = Not available.

1:	GNI per capita (formerly GNP per capita) is the gross national income divided by the midyear population, converted to U.S. dollars using the World Bank Atlas method.

2:	Percentage ages 15 and over.

3:	Number of infants dying before reaching the age of one year, per 1,000 live births.

4:	Percentage of population living on less than $1 per day.

Sources:	World Bank Group, Development Data Group. World Bank.

Government and Political Parties

The Republic of Colombia is one of the oldest democracies in the Americas, with regular transitions of power between successive administrations since 1957. In 1991, a popularly elected Constitutional Assembly approved a new Constitution, replacing the Constitution of 1886. The main features of the 1991 Constitution include further governmental decentralization, autonomy of the central bank, increased Congressional powers and the creation of several new public agencies. Colombia continues to be governed as a Presidential Republic. The President is elected for a four-year term and may not be reelected to any subsequent term. In March 2004, the Government presented to Congress a constitutional amendment seeking to lift the ban on presidential re-election. The re-election bill was approved on December 1, 2004 after it passed eight successful congressional votes (four successful congressional votes in two consecutive congressional terms). The Constitutional Court will review the amendment to determine whether it was passed consistent with the Constitution.

On May 26, 2002, Mr. Alvaro Uribe was elected president of Colombia for the 2002-2006 term. President Uribe, a former member of the Liberal Party who ran as an independent, obtained approximately 53% of the popular vote. President Uribe assumed office on August 7, 2002, replacing Mr. Andrés Pastrana, who was elected in 1998.

Colombia is divided into 32 departments. Each department is divided into municipalities. Both governors of the departments and mayors of the municipalities are popularly elected.

Judicial power is vested in the Corte Constitucional (Constitutional Court), the Corte Suprema de Justicia (Supreme Court of Justice, or “Supreme Court”), the Consejo de Estado (Council of State), the Consejo Superior de la Judicatura (Supreme Judicial Council), the Fiscalía General de la Nación (National Prosecutor General) and in such lower courts as may be established by law. The function of the Constitutional Court, whose nine members are elected by the Senate for an eight-year term, is to assure that all laws are consistent with the Constitution and to review all decisions regarding fundamental rights. The Supreme Court is the final appellate court for resolving civil, criminal and labor proceedings. The Council of State adjudicates all matters relating to the exercise of public authority or actions taken by the public sector, including the review of all administrative decisions or resolutions that are alleged to contradict the Constitution or the law. The Council of State also acts as advisor to the Government on administrative matters. Supreme Court and Council of State justices are appointed for eight-year terms by their predecessors from a list of candidates provided by the Supreme Judicial Council. The National Prosecutor General, who is appointed for a four-year term by the Supreme Court from a list of three candidates submitted by the President, acts as the nation’s prosecutor. The judicial branch is independent from the executive branch with respect to judicial appointments as well as budgetary matters.

National legislative power is vested in the Congress, which consists of a 102-member Senate and a 166-member Chamber of Representatives. Senators and Representatives are elected by direct popular vote for terms of four years. The most recent Congressional election took place in March 2002 and the next Congressional elections will be held in March 2006. Senators are elected on a nonterritorial basis, while Representatives are elected on the basis of proportional, territorial representation. To be enacted into law, a bill must be approved by a majority of both houses of Congress. Differences between the two houses of Congress are resolved by a bicameral committee, which drafts a joint bill that is presented to both houses. The Constitution grants the President the right to veto bills passed by Congress, subject to Congressional override. Upon the signature of all ministers, the President may issue decrees under special circumstances, including a state of external war, significant domestic disruption or economic, social or ecological emergency. In each department, legislative power is vested in departmental assemblies whose members are elected by direct popular vote. At the municipal level, legislative power is vested in municipal councils, which preside over budgetary and administrative matters.

Traditionally, the principal political parties have been the Liberal Party and the Conservative Party. The following table shows the party composition of the Chamber of Representatives and Senate following the elections in the years indicated.

Party Composition of the Colombian Congress

Party	Chamber of Representatives					Senate
	1990	1991	1994	1998	2002	1990	1991	1994	1998	2002
Liberal	59.7%	54.0%	56.0%	53.4%	32.0%	57.9%	54.9%	59.0%	48.0%	30.6%
Conservative	31.2	15.5	20.0	16.1	7.3	33.3	8.8	23.0	15.0	9.9
Others	9.1	30.5	24.0	30.4	60.5	8.8	36.3	18.0	37.0	59.5

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

Source:	Registradría Nacional del Estado Civil (National Civil Registry).

Internal Security

Guerilla organizations have long been a part of Colombian society. The principal active guerilla organizations are the Fuerzas Armadas Revolucionarias Colombianas (Colombian Revolutionary Armed Forces, or

“FARC”) and the Ejército de Liberación Nacional (National Liberation Army, or “ELN”). In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, many of the guerillas have funded their activities through kidnappings and protection and other services rendered to narcotics organizations. In addition, the guerilla organizations have continued to commit acts of terrorism to draw attention to their causes and have focused much of their activities on the pipeline network owned by Empresa Colombiana de Petróleos (Colombian Petroleum Corporation, or “Ecopetrol”), the national oil company. Pursuant to the Ley Nacional de Regalías (National Royalties Law) of 1994, Ecopetrol pays a fee, related to the quantity of oil transported and the distance the oil is transported, to the various townships through which its pipelines run, which was implemented in order to help unify the local communities’ interests with those of Ecopetrol. According to Ecopetrol, attacks on Colombia’s oil infrastructure declined from 34 attacks on the Caño Limón Coveñas pipeline in 2003, which resulted in $5.0 million in lost revenues to 17 attacks on the same pipeline in 2004, resulting in $1.2 million in lost revenues. This decrease in the number of attacks was due in part to the Uribe administration’s Proyecto de Seguridad Democrática del Gobierno Nacional (Project for Democratic Security), which is discussed below. For further information regarding the effects of guerilla attacks on Ecopetrol’s pipeline, see “Foreign Trade and Balance of Payments—Foreign Trade.”

Guerilla organizations have increased their violence and terrorism in recent years, largely, the Government believes, in response to the Government’s successful efforts to eradicate illicit crops and destroy drug processing and distribution centers.

Over the past fifteen years, the Government has implemented various measures to address the violence associated with the guerilla movements. From 1989 to 1992, as a result of bilateral negotiations, the M-19, the EPL, the Partido Revolucionario de los Trabajadores (Workers’ Revolutionary Party) and the Grupo Quintín Lame suspended all guerilla activities, and 6,500 guerillas joined civil society. In order to encourage guerilla groups to respect human rights, in 1994 Colombia enacted legislation incorporating the Second Protocol to the Geneva Convention of 1949 relating to the protection of victims of non-international armed conflicts.

During President Pastrana’s administration (1998-2002), the Government implemented a comprehensive peace initiative as part of the Plan Colombia directed primarily towards the FARC and the ELN. The peace policy focused on negotiations with the armed organizations; increased investment and economic development in conflict areas; and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income. The Plan Colombia has been financed by the Government and by the Fondo de Inversión para la Paz (Peace Investment Fund or Peace Fund), which receives funds from the private sector, foreign governments and international agencies.

Between October 1999 and February 2002, peace talks ceased and resumed several times, and in 2001 the Government and the FARC signed two agreements outlining the negotiation process: the Acuerdo de los Pozos and the Acuerdo de San Francisco. However, on February 20, 2002, President Pastrana announced the suspension of the peace negotiations with the FARC and the end of the negotiation zone due to increased violence by the FARC against the civilian population. As of year-end 2004, negotiations between the FARC and the Government had not resumed.

After unofficial meetings in 1999 between the Government and the ELN, the two sides began formal peace discussions in June 2000, which have ceased and resumed several times over the last few years. In addition, the Government decided to grant political status to the ELN, an important step in the official negotiation process. However, on May 31, 2002, the Government suspended negotiations with the ELN after the breakdown of the most recent round of discussions in December 2001. Uribe administration officials have since met with leaders of the ELN to discuss a possible cease-fire; however, as of year-end 2004, no cease-fire had been announced. The Government has stated that it will not begin peace talks with any of Colombia’s armed rebel groups unless a unilateral cease-fire is first declared.

The Government estimated that there were approximately 16,170 members of guerilla groups in 2004, including the FARC, and approximately 10,916 members of paramilitary organizations in 2004. The Colombian armed forces numbered 229,832 troops (including 68,146 career soldiers) as of December 2004.

In August 2002, President Uribe announced a State of Emergency in an effort to increase pressure on the guerilla groups. The State of Emergency authorized broad measures, such as the ability, following judicial authorization, to conduct searches without presenting warrants, impose curfews and restrict travel. The decree also authorized the Government to levy a one-time tax on the wealthy, discussed below, to raise funds in an effort to strengthen the security forces. Due to continued attacks by rebel groups against the Colombian population, the Government extended the State of Emergency for an additional 90 days, beginning on February 6, 2003. However, on April 29, 2003, the Colombian Constitutional Court lifted the State of Emergency, holding that the most recent extension was unconstitutional because, among other reasons, the Senate did not have the opportunity to comment on the extension. The Congress has since enacted legislation to assist in maintaining public order, including an antiterrorism statute adopted on December 18, 2003. The constitutionality of the antiterrorism statute adopted by Congress on December 18, 2003 was challenged in the Constitutional Court. On August 30, 2004, the Constitutional Court held that the qualified majority vote of the Chamber of Representatives that was required for the passage of the statute had not been attained and, consequently, the statute was unconstitutional.

The emergence of so-called “paramilitary” organizations has added to the violence in the country and these groups, whose activities have been condemned by the Government, have shown little respect for human rights or the rule of law. The principal group of paramilitaries is the Autodefensas Unidas de Colombia (Colombian United Self-Defense Group, or “AUC”). On July 15, 2003, leaders of the AUC formally agreed to begin peace negotiations with the Government and announced their intention to demobilize their forces entirely by December 2005. The peace talks began on July 15, 2003 and have continued through 2004. In 2003, as a result of the negotiations, a group of 1,036 rebels, 868 who formed part of the “Bloque Cacique Nutibara,” and 168 who formed part of the “Autodefensas de Ortega” were demobilized.

Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz”. By the end of 2004, 2,624 members of these groups had been reintegrated into civil society.

Pursuant to Resolution No. 16, passed January 31, 2005, the National Government created a temporary safe zone for the paramilitary group Frente La Mojana in the region of Nueva Esperanza. This resolution began the second phase of demobilization for the group, with the purpose of fostering peace talks between the Government and the paramilitary organizations. The zone was operational from midnight on January 31, 2005 through midnight on February 4, 2005. The demobilization of Frente La Mojana is part of a governmental demobilization program that started in November 2003, continuing a dialogue between the Government and the paramilitary organizations that began in December 2002.

President Uribe’s Project for Democratic Security seeks to eradicate the guerilla and paramilitary groups and to provide security for all, without discrimination, against aggressors. To that end, the Government has established a voluntary civilian informant network to combat the insurgent groups and hopes to enlist up to one million citizens in this program. Among other objectives, the Project for Democratic Security also seeks to:

•	eliminate obligatory military service once the armed forces have expanded to include 100,000 career soldiers, and thereafter replace conscription with national service for men and women;

•	pass antiterrorism legislation;

•	increase penalties for crimes and improve the justice system; and

•	support and improve the Plan Colombia.

The level of criminal activity has declined since the Uribe administration took office in August 2002. In particular, homicides decreased by 14.9%, terrorism decreased by 43.6%, automobile theft decreased by 24.7%, and kidnappings decreased by 34.5% during 2004 as compared to 2003. There can be no assurance, however, that the downward trend in criminal activity will continue in the future.

The Government has taken various steps to combat the activities of producing, processing and trafficking in narcotics and the violence and terrorism that have become associated with such activities since the mid-1980s. Among other measures, the Government has offered bounties for information leading to the capture of certain criminals, increased its spending on military and police forces and improved the effectiveness of the judicial system, in part through raising the salaries of, and providing greater personal security to, judges and prosecutors.

Colombia is also a party to the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. Other components of the Government’s anti-drug program include the following policies:

•	eradicating illicit crops,

•	controlling the raw materials necessary to process cocoa,

•	providing an alternative livelihood for small cocoa growers through subsidies and other means,

•	destroying drug processing and distribution operations, and

•	arresting and prosecuting drug traffickers.

Law 793 of 2002 permits the Government to initiate judicial proceedings to take over assets obtained through illicit means or used in the furtherance of illegal activities. In 1997, the Constitution was amended to permit extradition of Colombian citizens accused of criminal activity abroad. Although drug trafficking activities and acts of violence and terrorism continue to occur, in the recent past the Government has been successful in largely dismantling the “Cali” and “Medellín” cartels.

Decree 472, enacted in 1996, created the Plan Nacional de Desarrollo Alternativo (National Plan of Alternate Development). It seeks to remove voluntarily peasants and indigenous communities from activities related to the cultivation of illicit drug crops, through the introduction of sustainable and competitive alternative livelihoods for them. The program is currently established in 96 municipalities in Colombia. In an effort to improve the results of the program, President Uribe announced plans to pay 50,000 peasant families Ps. 5 million per year to cease cultivating illicit drug crops and instead assist in the restoration of national forests.

In 2004, 136,551 hectares of illicit coca crops were eradicated as compared to 132,817 hectares in 2003, representing an increase of 2.8%.

In July 2000, the United States Congress approved a $1,319 million counternarcotics aid package for Colombia and neighboring countries that complemented $300 million of assistance to Colombia already contemplated in existing U.S. legislation. Of the total aid package, $860.3 million, or 65% of the total resources, supported the Plan Colombia. The remaining 35% consisted of assistance to Peru, Bolivia and Ecuador and additional funding for U.S. agencies. The aid package to Colombia included American-supplied helicopters and U.S. military trainers to assist Colombia in its antidrug operations. In August 2002, however, the U.S. President signed anti-terrorism legislation that, in a policy shift, authorizes Colombia to use the military equipment and U.S.-trained Colombian soldiers directly against the rebels and paramilitary groups. In 2000 through 2003, the United States provided Colombia with over $2.4 billion in economic, humanitarian and security assistance. Colombian government programs that have received U.S. aid include the Colombia National Police Project, the Colombia Military Project, the Narcotics Interdiction Project, the Alternative Development Program, the Democracy Project, the Vulnerable Groups Project, the Promotion of the Rule of Law Project and the Program of Development and Support. In addition, in August 2003, the U.S. President authorized the U.S. Department of State to resume assistance to Colombia in implementing an “Airbridge Denial Program” against civil aircraft suspected of trafficking in narcotics. The previous interdiction program was suspended in April 2001. In 2003 and 2004, the U.S. government provided Colombia a total of approximately $1.36 billion in aid for defense.

The United States provides assistance to Colombia to support its efforts to combat illegal drug-related activities. The U.S. conditions its assistance on the periodic determination as to the effectiveness of Colombia’s efforts. On September 15, 2003, pursuant to U.S. law requirements, the President of the United States determined that Colombia did not “fail demonstrably” during the previous 12 months to make substantial efforts to adhere to international counternarcotics agreements and take certain counternarcotics measures set forth in U.S. law. So long as the Annual Presidential Determinations for Major Illicit Drug Producing and Drug-Transit Countries is released by the U.S. Department of State, an evaluation of Colombia, as a member of the “majors list,” will be released. In the event of a future decertification of Colombia, unless the U.S. President waives the effects a decertification would have under U.S. law, all United States assistance (other than certain counternarcotics and humanitarian assistance) to Colombia would be suspended and the United States would be obligated to vote against all loans and other assistance to Colombia by multilateral development banks. In addition, the United States could, but would not be obligated to, impose economic sanctions on Colombia, such as the withdrawal of certain trade preferences. The decertification of Colombia in 1996, 1997 and 1998 did not have a material adverse effect on the country, but no assurance can be given that a future decertification would not have this effect. On September 24, 2004, the U.S. Department of State announced that Colombia had met the criteria related to human rights set forth by the United States. This certification ensures continued aid from the United States. Various other countries have programs to provide assistance to Colombia to reduce illegal drug-related activities.

The Government anticipates that continued large expenditures on security and justice will be necessary over the medium-term to fight narcotics-related crime. The Government has in the past funded a portion of its increased security and justice expenditures through special taxes imposed on certain sectors, such as the petroleum industry. Pursuant to the State of Emergency decreed by President Uribe in August 2002, the Government assessed a one-time 1.2% tax on liquid assets to be paid by individuals and companies to finance security measures. Through this tax, the Government raised approximately Ps. 37 million in 2004 and, together with revenues collected in 2003, the Government raised approximately Ps. 2.5 billion (or 1.2% of GDP). No official studies have been published regarding, and private studies vary widely in their assessment of, the effect on the Colombian economy of narcotics trafficking and drug-related violence, including their effect on Colombia’s balance of payments, foreign investment flows and the allocation of productive activity. See “Foreign Trade and Balance of Payments—Foreign Investment.”

Other Domestic Initiatives

On June 27, 2003, the Government’s four-year national development plan entitled “Hacia un Estado Comunitario,” was enacted. The plan seeks to increase annual real GDP growth and reduce the unemployment rate and the public sector deficit through economic growth incentives. The plan, as enacted, calls for total expenditures of Ps. 112.7 trillion, of which Ps. 68.8 trillion will be spent on social programs, including the construction of low-income housing and an education initiative which seeks to integrate 1.5 million new students into the school system. In addition, Ps. 30.2 trillion will be spent on infrastructure improvements and Ps. 3.3 trillion will be spent to purchase equipment for the armed forces. As part of its goal to reduce the fiscal deficit and modernize the country, the plan also contemplates reductions in the public sector workforce. It is contemplated that 46.5% of the total expenditures under the plan will be funded by the Central Government, 19.2% by new financings, 16.9% by state agencies and 17.4% by the private sector. The plan, as enacted, is consistent with the Government’s budget assumptions set forth under “Public Sector Finance” below.

On October 25, 2003, a national referendum was held in which fifteen proposals were submitted to voters for approval. These proposals included a two-year freeze on public sector wages and pensions exceeding twice the minimum wage, the elimination of the special pensions regime and the limitation of pensions of former Presidents and other high-ranking officials. Additional measures sought to curb corruption and to reduce the total size of Congress to 218 members.

Each measure was voted on individually. Fourteen of the proposals were defeated because less than 25% of eligible Colombians cast votes. Despite its referendum defeat, the Uribe administration remains firmly committed to the reduction of the public sector deficit. To this end, the Government has presented to Congress an alternative plan to curb Government expenses and reduce the deficit. The Government’s new plan, entitled “Plan B,” is a combination of measures that do not require popular approval through a new referendum. These measures include expenditure cuts, reallocation of transfers to territorial and local governments and royalty and tax increases. Other deficit reduction measures were promulgated on December 29, 2003, including a tax reform that was intended to generate Ps. 2 trillion (approximately $710 million) in revenues in 2004.

In September 2004, the national Government presented a tax reform bill as part of its financing strategy for 2005. However, the absence of political support in the Senate for certain key elements of the bill led to its withdrawal by the Government.

Foreign Affairs and International Organizations

Colombia has established diplomatic relationships with 183 countries. Colombia is a member of the United Nations, the IMF and the International Bank for Reconstruction and Development (the “World Bank”). On a regional level, Colombia is a member of the Organization of American States, the Organization of Caribbean States, the Inter-American Development Bank (“IADB”), the Caribbean Development Bank, the Latin American Economic System, the Association of Caribbean States, the Economic Commission for Latin America and the Caribbean, the Corporación Andina de Fomento, a multilateral development bank referred to as CAF, the Andean Parliament and the Andean Development Bank. Colombia is also party to several trade and commodity agreements, including the Andean Community of Nations (formerly known as the Andean Pact), the Latin American Integration Association, the Union of Banana Exporting Countries, the International Sugar Association and the World Trade Organization.

In 1992, a free-trade zone was formed with Venezuela, which has increased commercial trade and financial activity between the two neighboring countries. One key aspect of Colombia’s free trade agreement with Venezuela is a provision for integration of the two countries’ capital markets. As a result, Venezuelan and Colombian public and private sector companies are now able to raise capital in either country with relatively few restrictions. Colombia also has free trade agreements with Ecuador, Bolivia and Chile. The Andean Community of Nations, which is designed to create a five-nation free-trade zone, was revived in 1991. Pursuant to this agreement, Colombia, Venezuela, Peru, Ecuador and Bolivia implemented common external tariffs in 1995. In August 1997, the Andean Community members initiated a program to reduce the common external tariffs, which is expected to be completed by December 31, 2005. Since 1995, Colombia has also been a party to a trade pact with Venezuela and Mexico.

On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, which was reached at a summit of the two trading blocks in July 2004, created a South American free trade area, which is expected to encourage positive economic benefits for the entire region.

On October 18, 2004, an economic complementation agreement was signed between Argentina, Brazil, Paraguay and Uruguay, each members of Mercosur, and the governments of Colombia, Ecuador and Venezuela, each members of the Andean Community.

In October 2002, Colombia became eligible to participate in the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, which President Bush signed in August 2002 and which extends, through December 31, 2006, the unilateral tariff preferences accorded the Andean countries through the Andean Trade Preference Act. In 2003, 48% of Colombia’s exports to the U.S. qualified for preferential treatment under the ATPDEA. Industries that benefited the most included flowers, footwear manufacturing and clothing.

In 2004, Colombian exports to the United States through ATPDEA totaled approximately $4.1 billion, which exceeded the projected goal that year by 38%. This represents an increase of approximately 34.1% as compared to 2003, which is much greater than the 16.2% total growth of Colombian exports to the United States taken as a whole during the same period. For a further discussion of this legislation, see “Foreign Trade and Balance of Payments—Foreign Trade.”

ECONOMY

Gross Domestic Product

Between 1990 and 1998, Colombia’s GDP grew at an estimated average annual rate of 3.6% in real terms. In 1999, GDP contracted by an estimated 4.2% in real terms, representing the deepest recession in Colombia’s history. Some of the factors that contributed to the recession included political uncertainty prior to ex-President Pastrana’s election, high domestic interest rates, the manifestation of macroeconomic imbalances, intensification of the armed conflict, a sharp decline in public investment and consumption, and the international financial crisis. In 2000, GDP grew by an estimated 2.9% in real terms, signaling an economic recovery due in part to the Government’s fiscal adjustment measures, balance of payments equilibrium and adequate monetary and exchange rate policies. Further real growth in GDP was recorded in each of 2002, 2003 and 2004, with growth estimated at 1.9%, 4.0% and 4.0%, respectively. The following factors contributed to the increase in the rate of growth in 2003 as compared to 2002, and the sustained pattern of growth in 2004:

•	the recovery of the United States economy;

•	an increase in the foreign demand for Colombian goods and services;

•	an increase in domestic demand, primarily due to a recovery in investment;

•	increased investor confidence resulting from the implementation of the Government’s security policy;

•	advances in fiscal adjustment, prudent monetary policy and relatively low domestic interest rates; and

•	lower interest rates and other costs associated with obtaining access the international capital markets.

The services sector has traditionally been the largest sector of the Colombian economy. In 2004, it increased by an estimated 4.1% in real terms and represented an estimated 56.6% of GDP. Within the services sector, the financial services category continued to show signs of recovery from the effects of the 1999 economic slowdown, growing by an estimated 9.2% in real terms and accounting for an estimated 5.7% of GDP in 2004. Manufacturing increased by 4.8% in real terms in 2004 and accounted for an estimated 14.4% of GDP. Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in this sector grew by an estimated 2.1% in real terms in 2004, accounting for an estimated 13.5% of GDP in 2004. Mining (including oil), increased by 2.8% in real terms in 2004 and represented an estimated 4.7% of GDP in 2004. Construction activity grew by an estimated 10.7% in real terms and accounted for an estimated 5.2% of 2004 GDP. Electricity, gas and water grew by 2.9% in real terms in 2004, and represented 3.1% of 2004 GDP. The transportation, storage and communications category grew by 5.1% in real terms in 2004 and accounted for an estimated 8.3% of 2004 GDP, and the retail, restaurants and hotels category grew by 5.6% in real terms and represented approximately 11.1% of GDP in 2004.

Gross fixed public investment represented approximately 6.3% of 2004 GDP, decreasing by an estimated 6.2% in real terms in 2004, following a 6.6% increase in 2003. Private investment increased by an estimated 29.42% in real terms in 2004 as compared to a 20.9% increase in real terms in 2003. Private sector investment accounted for an estimated 11.0% of GDP in 2004. In 2004, public consumption increased by an estimated 3.3% in real terms, following an increase of 0.6% in 2003, and represented an estimated 20.6% of 2004 GDP. Private consumption grew by an estimated 3.9% in real terms in 2004, following positive real growth of 2.6% in 2003, and accounted for an estimated 62.4% of 2004 GDP.

The current official projection of real GDP growth for 2005 is 4.0%. However, no assurance can be given that this projection will be reached.

The following tables set forth real GDP and demand as well as the composition and annual percentage growth rates of real GDP and demand, for the five years ended on December 31, 2004.

Real GDP and Demand

	2000		2001		2002(1)		2003(1)		2004(1)		2004(1)
	(millions of constant 1994 pesos)										(millions of current pesos)
GDP	Ps.	74,363,831	Ps.	75,458,108	Ps.	76,914,134	Ps.	80,002,743	Ps.	83,173,768	Ps.	255,984,373
Add: Imports of Goods and Services		12,621,429		13,481,714		13,635,478		15,009,798		17,516,516		57,144,545

Total Supply of Goods and Services		86,985,260		88,939,822		90,549,612		95,012,541		100,690,284		313,128,918
Less: Exports of Goods and Services		14,317,155		14,658,172		13,761,144		14,388,375		15,718,553		52,394,434

Total Domestic Supply	Ps.	72,668,105	Ps.	74,281,650	Ps.	76,788,468	Ps.	80,624,166	Ps.	84,971,731	Ps.	260,734,484

Allocation of Domestic Demand Consumption
Private Consumption	Ps.	46,041,456	Ps.	47,277,472	Ps.	48,711,831	Ps.	49,951,699	Ps.	51,882,831	Ps.	159,788,110
Public Consumption		16,304,833		16,487,044		16,519,435		16,621,175		17,165,394		52,424,020

		62,346,289		63,764,516		65,231,266		66,572,874		69,048,225		212,212,130
Gross Fixed Investment
Private Investment(2)		4,127,328		5,198,806		5,828,332		7,045,551		9,118,296		27,860,500
Public Investment(2)		5,085,361		4,796,254		5,245,976		5,589,837		5,242,495		16,018,180

		9,212,689		9,995,060		11,074,308		12,635,388		14,360,791		43,878,680
Changes in Inventory		1,109,124		522,076		482,895		1,415,904		1,562,715		4,643,674
Total Domestic Demand	Ps.	86,985,260	Ps.	88,939,822	Ps.	90,549,612	Ps.	95,012,541	Ps.	100,690,284	Ps.	313,128,918

Totals may differ due to rounding.

1:	Estimated.

2:	Investment is defined as gross fixed capital formation.

Source:	DANE.

	Percentage of GDP(1)					Real Growth Rate(1)
	2000	2001	2002(2)	2003(2)	2004(2)	2000	2001	2002(2)	2003(2)	2004(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	2.9%	1.5%	1.9%	4.0%	4.0%
Add: Imports of Goods and Services	17.0%	17.9%	17.7%	18.8%	21.1%	6.0	6.8	1.1	10.1	16.7
Total Supply of Goods and Services	117.0%	117.9%	117.7%	118.8%	121.1%	3.4	2.3	1.8	4.9	6.0
Less: Exports of Goods and Services	19.3%	19.4%	17.9%	18.0%	18.9%	6.2	2.4	(6.1)	4.6	9.2

Total Domestic Supply	97.7%	98.4%	99.8%	100.8%	102.2%	2.8	2.2	3.4	5.0	5.4

Allocation of Domestic Demand Consumption
Private Consumption	61.9%	62.7%	63.3%	62.4%	62.4%	2.0	2.7	3.0	2.6	3.9
Public Consumption	21.9%	21.8%	21.5%	20.8%	20.6%	(0.2)	1.1	0.2	0.6	3.3

	83.8%	84.5%	84.8%	83.2%	83.0%	1.4	2.3	2.3	2.1	3.7
Gross Fixed Investment
Private Investment(3)	5.6%	6.9%	7.6%	8.8%	11.0%	(18.5)	26.0	12.1	20.9	29.4
Public Investment(3)	6.8%	6.4%	6.8%	7.0%	6.3%	17.2	(5.7)	9.4	6.6	(6.2)

	12.4%	13.2%	14.4%	15.8%	17.3%	(2.0)	8.5	10.8	14.1	13.7
Changes in Inventory	1.5%	0.7%	0.6%	1.8%	1.9%	(619.3)	(52.9)	(7.5)	193.2	10.4

Total Domestic Demand	117.0%	117.9%	117.7%	118.8%	121.1%	3.4	2.3	1.8	4.9	6.0

Totals may differ due to rounding.

1:	Calculated using constant 1994 pesos.

2:	Estimated.

3:	Investment is defined as gross fixed capital formation.

Source:	DANE.

Principal Sectors of the Economy

The following table sets forth the composition of Colombia’s GDP by economic sector, in constant pesos and percentage terms, for the five years ended on December 31, 2004.

Real GDP by Sector

	2000		% of Total	2001		% of Total	2002(1)		% of Total	2003(1)		% of Total	2004(1)		% of Total
	(millions of 1994 pesos and as a percentage of GDP)
Agriculture, Livestock, Fishing, Forestry and Hunting Coffee	Ps.	1,319,368	1.8%	Ps.	1,306,055	1.7%	Ps.	1,345,995	1.7%	Ps.	1,374,212	1.7%	Ps.	1,349,396	1.6%
Other Agriculture and Livestock		9,002,419	12.1		8,972,007	11.9		8,922,801	11.6		9,221,360	11.5		9,473,203	11.4
Fishing, Forestry and Hunting		403,279	0.5		408,112	0.5		421,877	0.5		431,738	0.5		434,893	0.5

Total Agriculture		10,725,066	14.4		10,686,174	14.2		10,690,673	13.9		11,027,310	13.8		11,257,492	13.5
Manufacturing Industry		10,723,364	14.4		10,865,827	14.4		10,992,899	14.3		11,452,101	14.3		11,998,332	14.4
Mining(2)		3,652,933	4.9		3,429,850	4.5		3,347,570	4.4		3,783,202	4.7		3,889,972	4.7
Electricity, Gas and Water		2,320,970	3.1		2,391,729	3.2		2,445,870	3.2		2,512,581	3.1		2,585,802	3.1
Construction		2,967,342	4.0		3,081,895	4.1		3,467,045	4.5		3,930,840	4.9		4,349,639	5.2
Services
Transportation, Storage and Communications		5,876,764	7.9		6,111,936	8.1		6,266,502	8.1		6,535,822	8.2		6,865,669	8.3
Retail, Restaurants and Hotels		7,860,855	10.6		8,105,546	10.7		8,271,700	10.8		8,714,312	10.9		9,203,890	11.1
Financial Services		3,754,684	5.0		3,834,322	5.1		3,950,317	5.1		4,371,866	5.5		4,775,829	5.7
Housing		7,429,661	10.0		7,495,830	9.9		7,585,993	9.9		7,685,168	9.6		7,778,381	9.4
Services to Companies except Financial Services and Housing		1,693,154	2.3		1,834,496	2.4		1,941,758	2.5		2,038,730	2.5		2,152,369	2.6
Government		11,581,700	15.6		11,653,804	15.4		11,691,993	15.2		11,764,002	14.7		12,149,184	14.6
Domestic Services		361,006	0.5		364,111	0.5		367,206	0.5		370,291	0.5		373,382	0.4
Other Services		3,635,314	4.9		3,673,363	4.9		3,664,565	4.8		3,711,732	4.6		3,760,164	4.5

Total Services		42,193,138	56.7		43,073,408	57.1		43,740,034	56.9		45,191,923	56.5		47,058,868	56.6
Minus: Imputed Banking Services		2,916,101	3.9		2,988,695	4.0		2,783,891	3.6		3,169,399	4.0		3,554,837	4.3
Plus: Duties and Tariffs on Imports		4,697,119	6.3		4,917,920	6.5		5,013,934	6.5		5,274,185	6.6		5,588,500	6.7

Real GDP	Ps.	74,363,831	100.0%	Ps.	75,458,108	100.0%	Ps.	76,914,134	100.0%	Ps.	80,002,743	100.0%	Ps.	83,173,768	100.0%

Totals may differ due to rounding.

1:	Estimated.

2:	Includes petroleum.

Source:	DANE.

The following table sets forth the annual change in Colombia’s real GDP by sector for the five years ended on December 31, 2004.

Real GDP Growth by Sector(1)

	2000	2001	2002(2)	2003(2)	2004(2)
Agriculture, Livestock, Fishing, Forestry and Hunting
Coffee	8.0%	(1.0)%	3.1%	2.1%	(1.8)%
Other Agriculture and Livestock	3.3	(0.3)	(0.6)	3.4	2.7
Fishing, Forestry and Hunting	3.6	1.2	3.4	2.3	0.7
Total Agriculture	3.9	(0.4)	0.0	3.2	2.1
Manufacturing Industry	11.8	1.3	1.2	4.2	4.8
Mining(3)	(10.3)	(6.1)	(2.4)	13.0	2.8
Electricity, Gas and Water	0.9	3.1	2.3	2.7	2.9
Construction	(3.9)	3.9	12.5	13.4	10.7
Services
Transportation, Storage and Communications	1.5	4.0	2.5	4.3	5.1
Retail, Restaurants and Hotels	7.3	3.1	2.1	5.4	5.6
Financial Services	(7.5)	2.1	3.0	10.7	9.2
Housing	1.7	0.9	1.2	1.3	1.2
Services to Companies except Financial Services and Housing	3.1	8.4	5.9	5.0	5.6
Government	0.6	0.6	0.3	0.6	3.3
Domestic Services	0.9	0.9	0.9	0.8	0.8
Other Services	0.6	1.1	(0.2)	1.3	1.3
Total Services	1.4	2.1	1.6	3.3	4.1
Minus: Imputed Banking Services	(15.1)	2.5	(6.9)	13.9	12.2
Plus: Duties and Tariffs on Imports	(0.1)	4.7	2.0	5.2	6.0
Real GDP	2.9	1.5	1.9	4.0	4.0

Totals may differ due to rounding.

1:	Calculated using constant 1994 pesos.

2:	Estimated.

3:	Includes petroleum.

Source:	DANE.

Agriculture, Livestock, Fishing, Forestry and Hunting

Colombia’s tropical climate and range of altitudes are conducive to a wide variety of agriculture. Coffee, sugarcane, flowers, bananas, potatoes and plantains have traditionally been considered the most important products. Colombia is currently the world’s largest exporter of Arabica coffee, the second largest exporter of flowers after the Netherlands and the third largest exporter of bananas after Ecuador and Costa Rica. In 2004, the combined sectors of agriculture (including coffee), livestock, fishing, forestry and hunting (the “total agriculture” sector) comprised, in the aggregate, an estimated 13.5% of total GDP. The production of the total agriculture sector grew by an estimated 2.1% in real terms in 2004, after experiencing a significant deceleration in growth in 2001 and 2002. The non-coffee agricultural and livestock sector accounted for an estimated 11.4% of GDP in 2004, growing by an estimated 2.7% in 2004, as compared to 3.4% real growth in 2003. In 2004, the fishing, forestry and hunting sector comprised 0.5% of GDP, increasing by an estimated 0.7% in real terms, after real increases of 3.4% in 2002 and 2.3% in 2003.

Coffee production (excluding coffee processing) represented 1.6% of GDP in 2004, decreasing by an estimated 1.8% in real terms, as compared with 2.1% positive growth in 2003. The value of coffee exports increased by 17.8% in 2004. Despite the traditional importance of coffee as an export product, Colombia’s dependency on coffee as a source of export revenues has diminished during the past few years, as the volume of other agricultural exports, particularly bananas and flowers, has grown. Furthermore, since the breakdown in 1989 of the International Coffee Agreement between coffee growers and consumers, which regulated the coffee supply and helped maintain coffee prices, market conditions have changed markedly. New competitors such as Vietnam have emerged and have attained, in a short period of time, coffee production and export levels similar to those of traditional coffee growers such as Brazil and Colombia.

The National Coffee Fund stabilizes domestic coffee prices. The fund is a government entity administered by the National Coffee Growers’ Federation, which is made up of representatives of coffee producers. The National Coffee Growers’ Committee, made up of representatives of coffee producers, the Minister of Finance and Public Credit, the Minister of Agriculture and Rural Development, the Minister of Commerce, Industry and Tourism and the Minister of Foreign Relations, functions as the National Coffee Fund’s board of directors. This committee, subject to the veto right by the Minister of Finance and Public Credit, periodically establishes an internal coffee price paid to local growers. To the extent that export prices, adjusted for transportation and insurance costs, exceed the established internal price for coffee, the National Coffee Fund accumulates a surplus. To the extent that export prices fall below the internal price, the National Coffee Fund draws on accumulated reserves to pay growers the difference between the export and internal prices. The National Coffee Fund recorded deficits of Ps. 275 billion in 2000, Ps. 77 billion in 2001 and Ps. 168 billion in 2002. The 2000 deficit reflected the decline in international coffee prices, a lower volume of exports and an increase in the inventories of the National Coffee Fund. The improvement in 2001 resulted from a lower internal coffee price, while the subsequent decline in 2002 resulted from lower exports prices for coffee. During 2003, the National Coffee Fund registered a fiscal surplus of Ps. 311 billion. The sharp increase in 2003 was primarily due to higher revenues from gross exploitation arising primarily from coffee exports made by the Federation, and higher tax revenues collected from the coffee sector. In 2004, the National Coffee Fund registered a fiscal surplus of Ps. 37 billion. The smaller surplus in 2004 was primarily due to the appreciation of the peso and the lack of hedging to protect the National Coffee Fund from exchange rate risk during that year. The weighted average price of coffee exported by Colombia increased by 18.3% in 2004, from $0.71 per pound in 2003 to $0.84 per pound in 2004. Coffee exports accounted for 5.9% of total merchandise exports in 2004, as compared to 6.3% in 2003.

During the Pastrana administration, the Government launched initiatives designed to foster competition and sustain development in rural areas. The most important of these initiatives were the Incentivo a la Capitalización Rural (Rural Capitalization Incentive Program), intended to channel private sector resources into agricultural projects; a foreign trade policy designed to protect national agricultural production and promote research into potential foreign markets for Colombian agricultural products; modernization of agricultural marketing systems; promotion of agrarian reform through the Instituto Colombiano para la Reforma Agraria (INCORA); strengthening the Plan Nacional de Desarrollo Alternativo (National Plan for Alternative Development), which promotes alternatives to the production of illicit products; and making financing for agricultural production and marketing more accessible by means such as the creation of the new Banco Agrario (the successor to the liquidated Caja Agraria).

In addition, the Government developed a Ps. 100 billion credit line for the agricultural sector in 2000, through the use of new “agricultural reactivation funds.” Banco Agrario made disbursements of Ps. 739.4 million in 2003 and Ps. 1,028.7 billion in 2004, ending the year with a total loan portfolio of Ps. 1,707 billion, as compared to a total loan portfolio of Ps. 1,292 billion at December 31, 2003.

Moreover, Fondo para el Financiamiento del Sector Agropecuario (“Finagro”), acting in its capacity as a rediscount bank, extended approximately Ps. 1,892.1 billion of loans to rural producers during 2004, an increase of approximately 21.3% in nominal terms in relation to 2003.

Industry

The production of the industrial sector increased by 4.8% in 2004. Manufacturing accounted for an estimated 14.4% of 2004 GDP. Sixteen categories within the industrial sector showed positive real increases in 2004, while three sectors showed negative real growth. The largest increases within the industrial sector were registered by transportation equipment (which showed a 35.2% real increase), machinery and electrics supplies (which showed a 13.8% real increase) and furniture and related products 11.3% real increase). The categories experiencing negative real growth were beverages (which showed a 1.6% real decrease), processed tobacco (which showed a 2.9% real decrease) and paper and pasteboard (which showed a 1.1% real decrease).

The following table summarizes the composition of industrial sector output and sets forth the rates of real growth for each sector for the periods indicated.

Composition and Real Growth of the Industrial Sector(1)

	Percentage of Total(1)					Percent Growth(1)
	2000	2001(2)	2002(2)	2003(2)	2004(2)	2000	2001(2)	2002(2)	2003(2)	2004(2)
Beef and Fish	3.8%	3.4%	3.4%	3.3%	3.3%	4.1%	(8.9)%	0.3%	1.9%	5.3%
Other Processed Foods	14.8	15.1	15.3	15.1	14.8	4.2	3.4	2.6	2.7	2.8
Sugar	2.8	2.7	2.8	2.9	2.8	0.9	0.03	2.5	8.5	3.8
Beverages	6.5	6.8	7.2	6.9	6.5	(0.4)	5.6	7.0	0.5	(1.6)
Processed Tobacco	0.7	0.7	0.9	0.9	0.8	16.4	0.2	33.5	0.6	(2.9)
Yarns and Threads; Textile Fabrics including Velvet	4.0	4.1	4.1	4.1	4.1	22.6	2.5	1.0	5.5	2.9
Knitted and Crocheted Fabrics; Clothing	6.6	6.8	6.3	6.5	6.4	27.9	4.8	(5.9)	7.5	2.4
Leather and Leather Products, Footwear	2.1	1.8	1.8	1.8	1.9	15.5	(10.2)	(3.0)	7.4	7.3
Wood, Cork and Straw Products	0.9	0.8	0.8	0.9	0.9	16.1	(6.5)	2.0	13.6	8.7
Paper and Pasteboard	4.4	4.5	4.3	4.3	4.1	18.9	3.0	(3.9)	5.3	(1.1)
Printing and Related Products	3.9	4.0	3.8	3.4	3.4	9.4	2.8	(4.0)	(6.2)	3.6
Processed Petroleum Products	7.1	6.8	6.4	6.3	6.1	6.0	(3.0)	(4.6)	1.2	2.2
Basic and Elaborated Chemical Products other than Rubber and Plastic Products	15.5	14.5	14.8	14.8	14.8	11.3	(4.9)	3.4	3.6	5.1
Rubber and Plastic Products	5.6	5.7	5.7	5.7	6.0	15.4	2.7	1.9	4.5	9.1
Glass, Glass Products and other Non-Metallic Products	6.1	6.1	6.1	6.3	6.1	15.0	2.4	0.2	7.5	1.7
Furniture and Related Products	2.9	3.2	3.2	3.1	3.3	13.8	10.7	2.1	1.0	11.3
Metals and Metallic Products other than Machinery and Equipment	5.9	5.6	5.7	6.6	6.7	23.7	(4.3)	3.1	21.0	5.2
Machinery and Electric Supplies	4.5	4.8	4.9	4.8	5.2	14.7	8.1	3.4	2.0	13.8
Transportation Equipment	1.8	2.5	2.4	2.2	2.8	36.8	36.6	0.6	(6.8)	35.2

Total	100.0%	100.0%	100.0%	100.0%	100.0%	11.8%	1.3%	1.2%	4.2%	4.8%

Totals may differ due to rounding.

1:	Calculated using constant 1994 pesos.

2:	Preliminary.

Source:	DANE.

The Government has sought to develop the industrial sector through policies promoting the modernization of machinery and other productive assets. The Government has implemented part of its industrial policy through the Fondo Nacional de Productividad y Competitividad (National Fund for Productivity and Competitiveness). This agency, with participation from private companies and industrial organizations, promotes industrial development through research, the formulation of policies on competitiveness and the provision of technical and financial assistance to private companies seeking to modernize their production processes.

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. Colombia is also the third largest Latin American exporter of oil, after Venezuela and Mexico. According to statistics compiled by DANE, the mining sector as a whole (including the petroleum industry) accounted for approximately 4.7% of GDP in both 2003 and 2004. The production of the mining sector increased in 2004, recording real growth of 2.8%, as compared to 2003. In recent years, the mining sector has contributed significantly to Colombia’s export revenues. For example, 46.1% of total exports in 2004 (FOB) were attributable to the mining sector, as compared to 46.6% in 2003. Oil and its derivatives, coal, nickel and gold were the major mining products exported during 2004.

The Republic owns all oil and gas reserves within the territory of Colombia. Until 1974, the Government entered into concession contracts which allowed private companies to exploit oil or gas fields for limited periods of time (usually 20 years). Since 1974, Ecopetrol, the Government-owned oil company, has exploited these reserves either directly or in association with private companies. Colombia permits oil and gas exploration and production under four principal types of arrangements:

1.	Ecopetrol directly operates oil and gas fields, usually after the expiration of a concession contract.

2.	Ecopetrol enters into association contracts with private companies, as described below, most commonly for the purpose of exploring and exploiting new oil fields.

3.	Ecopetrol enters into shared risk contracts, which are a variation of the standard association contract.

4.	Ecopetrol enters into risk service contracts, where private companies make investments to increase production in fields operated by Ecopetrol.

The Pastrana administration, acknowledging the importance of crude oil to the economy, initiated a comprehensive set of reforms designed to increase Colombia’s competitiveness and investment in oil exploration and development. In December 1998, Congress passed a national tax reform law. This measure allows the intangible costs associated with oil exploration and exploitation to be amortized on a straight-line basis, instead of requiring amortization to be calculated by the units of production method. In May 1999, the Government issued Decree 788 of 1999, which expedites and streamlines the process of obtaining environmental licenses for oil exploration. These policies, together with the recovery in oil prices, contributed to the significant increase in contractual activity in 2000 and 2001. In 2003, Ecopetrol was divided into two divisions: Ecopetrol S.A. which is the operator and promoter of O&G (oil and gas) and the Hydrocarbon National Agency (HNA) which is in charge of the administration of the national resources. The main task of the HNA is to assign the areas for exploration and exploitation. To date, under this new scheme, the HNA developed a new contract of E&P (exploration and production) in which the contractor has a high level of autonomy over the stages of the process and the work plan. Additionally, it reduces the participation of the State, attracting new investments in this sector.

Under Colombia’s royalty system, the national, departmental and municipal governments share a royalty on all crude oil and natural gas production. For most of Ecopetrol’s oil field exploration and exploitation contracts, the royalty is equal to 20% of the total value of the oil production from the field. Concession contracts, however, individually provide a royalty percentage which is unique to the particular contract. In 1999, a modification to the royalty system established a sliding royalty percentage linked to the level of production for oil fields discovered after July 29, 1999. Under the various contract arrangements discussed below between Ecopetrol and private companies, it is customary for Ecopetrol to calculate its own share of production after payment of the royalty. Law 756 of 2002 further modified the oil royalties system and is geared to encouraging oil exploration in small- and medium-size fields by establishing variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

Association Contracts. Since 1974, Ecopetrol has developed Colombia’s oil reserves principally through association contracts with foreign private sector companies. In 2000, association contracts accounted for all of Ecopetrol’s exploratory well drilling operations. According to Law 1760 of 2003, Ecopetrol could enter into association contracts until December 31, 2003. In 2004, this activity was assigned to the National Agency of Hydrocarbons under a different exploration and exploitation contract. The standard terms of these contracts have been modified over the years, as described below.

Under association contracts entered into before March 1994, including the contracts related to the Cusiana and Cupiagua oil fields, the private company party to the contract (the “associate”) explores an agreed-upon area at its own risk and expense. Ecopetrol thereafter has the option to become a joint venture partner with the associate by reimbursing the associate for 50% of the exploration costs of oil wells within commercially viable fields and 50% of all future development costs related to those fields. Ecopetrol can either reimburse the associate in cash or grant the associate part of Ecopetrol’s share of future production. As a joint venturer, Ecopetrol obtains the rights to 50% of the production. For contracts entered into between 1990 and March 1994, Ecopetrol initially receives 50% of the production, but its share gradually increases as accumulated production reaches specified levels. At the end of 2004, the weighted average of Ecopetrol’s share under these contracts was 46.7% of the production. If Ecopetrol does not elect to become a joint venture partner within a certain period of time (generally 60 to 90 days after the associate has determined that a field is commercially viable), the associate has the sole right to crude oil production from the field until it has sold production with a value equal to 200% of its total cash costs and investments. Thereafter, upon reimbursement of 50% of all of the associate’s past costs and investments by Ecopetrol, future costs and production are automatically shared as if Ecopetrol had initially elected to become a joint venture partner in the field.

Since 1994, modifications made to Ecopetrol’s standard association contracts maintain the associate’s share at 50% of production until aggregate production exceeds sixty million barrels. Thereafter, Ecopetrol’s share increases gradually, up to a maximum of 75% of production. In 1995, further modifications to the standard association contracts require Ecopetrol to pay for half of the exploration costs, not only for wells which ultimately prove to be productive, but also for dry wells, stratigraphic wells and seismic exploration in fields that become commercially viable. Another 1995 modification also allows Ecopetrol to negotiate, at least five years before an association contract would otherwise expire, an extension of the production phase of the contract. The modifications also provide for competitive bidding for the right to explore and exploit marginal fields (defined according to certain technical, financial and operational criteria). In the bidding process, private companies bid percentages of production they will pay to Ecopetrol in exchange for the rights. Winning bidders are responsible for all future investment and operating costs related to the field.

In 1997, to promote private sector activity in the development of inactive areas and small fields and in the search for natural gas, Ecopetrol again modified its standard association contracts. These modifications lengthen the periods of exploration and exploitation, increase the levels of reimbursement for associates’ explorations costs and provide for the reimbursement of exploration costs in real terms in U.S. currency.

On July 2, 1999, Ecopetrol’s board of directors approved two additional modifications to the standard terms of its association contracts, applicable to new association contracts:

•	Reduction of Ecopetrol’s Initial Participation. Ecopetrol decreased its initial participation under these contracts from 50% to 30%. Accordingly, for all fields exploited under new association contracts, Ecopetrol will assume responsibility for 30% of investments and costs and will receive 30% of production.

•	Modified R Factor. Ecopetrol modified the formula used to determine the increase in Ecopetrol’s share of production (the “R Factor”). The R Factor is calculated by dividing accumulated revenues by cash investments and costs. If the R Factor increases above a certain profitability threshold, Ecopetrol’s share of production increases above the initial 30%. Pursuant to the July 2, 1999 modifications, Ecopetrol raised the profitability threshold at which the R Factor triggers an increase in Ecopetrol’s share from 1.0 to 1.5. Associates benefit from this modification because Ecopetrol’s share remains at 30% for a longer period of time. In addition, the R Factor is now calculated in constant dollars. This new calculation method is designed to prevent inflation from independently causing an increase in the R Factor and a corresponding increase in Ecopetrol’s share.

In July 2003, the Government announced that, in order to promote investment in wells and increase oil production, foreign oil companies will be able to negotiate extensions of their existing association contracts. At December 31, 2004, three existing contracts had been extended.

The following table sets forth the number of association contracts entered into during the years indicated and the number of contracts outstanding at the end of each year.

Association Contracts

	2000	2001	2002	2003	2004
Total Signed During Period(1)	32	28	14	21	13
Total Outstanding(2)	115	128	114	105	91

1:	Does not include risk service contracts or shared risk contracts.

2:	Includes shared risk contracts where the associate is the operator.

Source:	Ecopetrol.

The process of incorporating the July 2, 1999 modifications into the association contracts postponed the signature of several new contracts, and only one new contract was signed in 1999. In 2000, Ecopetrol signed 32 new association contracts and three risk service contracts (discussed below). The favorable trend of new association contracts continued in 2002 and 2003 with 14 new association contracts and three risk service contracts signed in 2002 and 21 new association contracts and two risk service contracts signed in 2003. In 2004, seven new association contracts and six risk contracts were signed.

Shared Risk Contracts. Since 1987, Ecopetrol has also used shared risk contracts for the exploration and cultivation of oil fields. Except as described below, these contracts are nearly identical to standard association contracts. Ecopetrol only uses shared risk contracts when geological analysis suggests specific fields will be particularly profitable. Ecopetrol’s initial shared risk contracts permitted Ecopetrol to participate in the development of these fields beginning in the second year of the exploration phase. Under these contracts, Ecopetrol assumed 15% of the exploration costs and risks at the beginning of the second year in exchange for a larger share of future production and equal representation on the executive committee of the unincorporated joint venture. Only three of these shared risk contracts remain in force as of May 31, 2005.

Ecopetrol’s shared risk contracts have undergone significant modifications over the years. For example, in September 1995, Ecopetrol modified the standard terms for its shared risk contracts for use in areas in which it already conducts exploration directly. Under these contracts, Ecopetrol retains its status as operator of the field, and assumes responsibility for 50% of the related investments and costs. The other contracting party is responsible for the remaining 50% of investments and costs. Private companies submit bids based upon the percentage of production they will assign to Ecopetrol. The successful bidder obtains the right to enter into the shared risk contract with Ecopetrol.

Risk Service Contracts. Ecopetrol introduced the risk service contract in January 1998 to increase production through the use of new technologies in oil fields that it currently operates. Under these contracts, Ecopetrol continues to operate the field, but 100% of the investment in new technologies is made by a private company. In return, the private company receives a percentage of the incremental production increase resulting from the investment in technology. The specific percentage is subject to a bidding process between private companies, but in no case may it exceed 75%. As of May 31, 2005, the Government had six risk service contracts outstanding.

Ecopetrol has designed another type of contract to promote the exploitation by private companies of both undeveloped and inactive fields. Under this type of contract, the private company assumes total responsibility for the development and operation of a field in exchange for a fee per barrel, which varies with the level of production and is paid in U.S. dollars. Since 1998, Ecopetrol has signed three of these contracts for the development of the Validivia-Almagro field, the Rancho Hermoso field and the Sur Oriente field.

In June 2003, the Government split Ecopetrol into three state-owned entities. Ecopetrol S.A., the operating unit, will continue to manage the operations of Colombia’s existing oil fields. Agencia Nacional de Hidrocarburos (“ANH”), an administrative unit that manages, as of January 1, 2004, Colombia’s petroleum resources by assigning areas for exploration and production, evaluating the potential of the country’s petroleum reserves, promoting Colombia’s petroleum resources to attract investment and collecting royalties. Ecopetrol was able to enter into new contracts through December 2003, since which date ANH has entered into all new oil and gas exploration and production contracts. Promotora de Energia de Colombia, the investment unit, will manage some of Ecopetrol’s non-strategic investments. No longer owned 100% by the Ministry of Mines and Energy, Ecopetrol S.A. is now a state-owned share company. The Ministry of Finance and Public Credit of Colombia (the “Ministry of Finance”) owns 95% of Ecopetrol S.A.’s shares and the remaining shares are owned by other public sector enterprises.

On December 31, 2004, Colombia’s crude oil reserves totalled approximately 1,477 million barrels. This consisted of approximately 651 million barrels of oil that Ecopetrol may exploit directly, 810 million barrels that are subject to association contracts and 16 million barrels that are subject to concession contracts. At that date, Colombia’s proven gas reserves totalled an estimated 4.2 trillion cubic feet.

The following table sets forth Colombia’s proven crude oil and natural gas reserves at the dates indicated.

Proven Reserves of Colombia(1)

	At December 31,
	2000	2001	2002	2003	2004
Crude Oil (millions of barrels)	1,972	1,842	1,632	1,542	1,477
Natural Gas (trillions of cubic feet)(2)	4.5	4.5	4.2	4.0	4.2

1:	“Proven reserves” are defined as the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs. In the case of reserves to which Ecopetrol has the sole right of development, Ecopetrol estimates proven reserves in accordance with the methodology promulgated by the Society of Petroleum Engineers. While this methodology permits such estimates to be based on assumptions regarding future economic and operating conditions (including prices and costs), Ecopetrol includes as proven reserves only those reserves that, at the date of estimation, are recoverable under existing economic and operating conditions. Ecopetrol estimates its share of reserves that are to be developed pursuant to association contracts using the same methodology as employed in the calculation of direct reserves, based on seismic, geological and other technical data supplied by the respective operators and reviewed by Ecopetrol’s petroleum engineers.

2:	Corresponds to gas with concrete commercial viability.

Source:	Ecopetrol.

Until 2000, Colombia had witnessed relatively little exploration activity. This was the result of both the significant decline in oil prices in 1997 and 1998 and fiscal policies and contractual terms that were not internationally competitive.

Production of crude oil in Colombia decreased from an average of 541.0 thousand barrels per day in 2003 to 528.4 thousand barrels per day in 2004. Ecopetrol’s direct production accounted for approximately 24% of the total crude oil production in 2004, as compared to 21% in 2003. Approximately 31% of the country’s oil production in 2004 was derived from the Cusiana area of the Los Llanos region.

Of the 528.4 thousand barrels of crude oil produced per day in 2004, approximately 41% was exported, as compared to 42% of total crude oil production in 2003. Ecopetrol was responsible for exporting 13% of the total crude oil exported by Colombia in 2004, as compared to 32% in 2003. This decrease was primarily due to a decline in Colombia’s crude oil production. The value of Colombia’s exports of crude oil and its derivatives in 2004, according to balance of payments statistics, totaled an estimated $4,180 million, a 23.6% increase from the 2003 level. This increase was primarily due to an increase in the price of oil in the international market. The average export price of crude oil in 2004 for Ecopetrol’s was $36.01 per barrel. Colombia’s average daily volume of exports of crude oil in 2004 was estimated at 218.5 thousand barrels per day, a 5% decrease over the average daily volume in 2003 (229.8 thousand barrels per day). Since 1995, the Government has used a stabilization fund through which revenues from the Cusiana production are invested abroad in order to avoid the inflationary effects associated with large inflows of oil revenues into the country. For further details on the stabilization fund, see “Public Sector Finance—General” below.

In connection with its core activities of exploration and production of oil and gas, Ecopetrol has developed a network of pipelines used to transport crude oil, natural gas and oil products to domestic refineries, major distribution points and export facilities. The pipelines, some of which are wholly-owned by Ecopetrol and others of which are owned jointly with associates or other companies, transport oil and gas owned by Ecopetrol, associates and concession operators. The 800 km OCENSA pipeline, a joint venture among Ecopetrol, associates and other companies, was completed in February 1998. The pipeline transports crude oil from the Cusiana and Cupiagua, and other nearby fields to the port of Coveñas and has a capacity of 556,000 barrels per day and maintained an average output of approximately 259,000 barrels per day during 2004.

The Government, with private sector participation, intends to substantially expand the natural gas pipeline network and the related infrastructure over the next several years.

Construction

Growth in the construction sector decreased in 2004 as compared to 2003; however it remained as one of the fastest growing sectors of the economy. The sector experienced real annual growth of 10.7%, marking the fourth consecutive year of real growth. The growth experienced in 2004 was primarily due to several government policies, such as increased spending on subsidies for low-income housing and measures to reduce taxes on home loans. Despite the growth in this sector, the number of building permits decreased in 2004 by 6.4% on average. However, the upward trend in new loans for housing, which began in July 2001, continued.

Services

The services sector accounted for 56.6% of GDP in 2004. Activity in the services sector increased by 4.1% in real terms in 2004, following a 3.3% increase in 2003. The following table shows the composition of the services sector for the years indicated.

Composition of Services Sector

	2000	2001	2002(1)	2003(1)	2004(1)
	(percentage of total services)
Transportation, Storage and Communications	13.9%	14.2%	14.3%	14.5%	14.6%
Retail, Restaurants and Hotels	18.6	18.8	18.9	19.3	19.6
Financial Services	8.9	8.9	9.0	9.7	10.1
Housing	17.6	17.4	17.3	17.0	16.5
Services to Companies except Financial Services and Housing	4.0	4.3	4.4	4.5	4.6
Government	27.4	27.1	26.7	26.0	25.8
Domestic Services	0.9	0.8	0.8	0.8	0.8
Other Services	8.6	8.5	8.4	8.2	8.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Estimated.

Source:	DANE.

Transportation, storage and communications grew by 5.0% in real terms in 2004, as compared to 4.3% real growth in 2003, and accounted for an estimated 8.3% of 2004 GDP. Currently, there are approximately 166,233 km of roads in Colombia. The public roads within Colombia are categorized as primary, secondary or tertiary. The primary network consists of 16,575 km of nationwide roads and expressways, which facilitates access to the capitals of the departments. The secondary network consists of 66,082 km of regional roads which connect smaller cities. The tertiary network consists of 36,736 km of roads which connect towns and other localities.

Over the last several years, the road concessions program has substantially increased the participation of private companies in the transportation sector. The latest concessions will permit the construction of safer and more modern roadways. The transportation corridors to be constructed under these concessions will connect large industrial and agricultural centers, which are primarily located in the nation’s interior, with the most important Atlantic and Pacific ports. These corridors include the Zipaquirá–Santa Marta corridor, the Briceño–Tunja–Sogamoso corridor, the Bogotá–Buenaventura corridor and the Caribbean road network.

With respect to the communications sector, Colombia had an estimated 16.4 telephone lines in service per 100 inhabitants at December 31, 2003 and an estimated 21.0 telephone lines in service per 100 inhabitants at December 31, 2004. Prior to 1998, Empresa Nacional de Telecomunicaciones, a state-owned company, was the primary provider of domestic and international long distance telephone services in Colombia. Since August 1997, however, ten-year licenses with automatic ten-year extensions have been granted to new operators of domestic and international long distance telephone services. In December 1998, Empresa de Teléfonos de Bogotá (“ETB”, owned by the capital district of Bogotá) and Orbitel (a privately owned company), began providing international and domestic long-distance services, ending the 50-year monopoly of Empresa Nacional de Telecomunicaciones. Empresa Nacional de Telecomunicaciones has also traditionally provided basic telephone service in suburban and rural areas. Within the major metropolitan areas, separate municipal telephone companies provide basic telephone services. In June 2003, the Government announced the liquidation of Empresa Nacional de Telecomunicaciones and the creation of a new state-owned telecommunications company, Colombia Telecomunicaciones S.A. ESP.

Both the old and new companies are known as “Telecom.” For further information on Telecom, see “—Role of the State in the Economy; Privatization—Telecom.”

In recent years, Colombia has witnessed increased demand for cellular telephone service. In 2003, Colombia had an estimated 14.3 mobile telephone lines in operation per 100 inhabitants, with service provided by Telefonica Móvil, Comcel and the recently formed Colombia Móvil. According to the Ministry of Communications, there were approximately 10.4 million mobile telephone users in Colombia as of year-end 2004. The Government has made cellular telephone service subject to private sector participation and competition.

The Government operates three national public television networks, including one that is publicly managed. In the first half of 1998, in accordance with a law that permits greater private sector participation in television networks, two private television networks, RCN and Caracol, began operations nationwide. In addition, local governments support eight regional networks.

Energy

In 2004, 82.1% of electric energy consumption in Colombia was derived from hydraulically generated sources, while 17.6% was derived from thermally generated (gas, coal and oil derivatives) sources and the remaining 0.4% was derived from other sources. In 2004, the output of the utility sector (electricity, gas and water) increased by 2.9% in real terms and accounted for 3.1% of GDP.

Colombia’s proven energy reserves in 2004 included approximately 7,063.6 million tons of coal, 1.5 billion barrels of crude oil and 7.2 trillion cubic feet of natural gas. In addition, it is estimated that Colombia has the capacity to generate more than 93,000 megawatts of hydroelectric power, although only about 9.6% of this potential has been realized.

By the end of 1997, all of the major cities in Colombia were connected to an extensive gas pipeline network. Ecopetrol sponsored two significant projects consisting of a total of 1,350 km of pipeline, under a “build, own, operate, maintain and transfer” (“BOMT”) arrangement with private companies. Construction contracts for an additional 1,695 km of pipeline have also been awarded. Law 401 of 1997 created the Empresa Colombiana de Gas (Colombian Natural Gas Corporation, or “ECOGAS”) to manage the gas transmission network. Also in August 1997, the Government initiated a bidding process to select operators for local gas distribution networks in several interior cities. As of December 2004, local gas distribution networks were operating in cities within the departments of La Guajira, Atlántico, Magdalena, Bolívar, Córdoba, Sucre, Cesar, Santander, Huila, Tolima, Norte de Santander, Meta, Casanare, Cundinamarca, Valle del Cauca and Antioquia, and in the coffee-growing zone.

Over the past decade, the Government has restructured the energy sector in order to improve the economic performance of the companies within the sector. For example, the Government has encouraged competition, private investment and the development of alternative energy sources. The 1994 Electricity Law significantly transformed the electric power sector. It permits the formation of privately-owned electric utility companies and the privatization of all or part of existing public sector companies. However, it prohibits vertical integration of new entrants into the utilities sector. In addition, a 1995 restructuring program resulted in an increase in private participation in power generation.

Following the Government’s sale in 1996 of several major power generation plants, in 1997 private sector investors purchased 48.5% of the capital stock of Empresa de Energía de Bogotá and 56.0% of the capital stock of Empresa de Energía del Pacifico S.A. E.S.P. As of December 2004, 45.8% of Colombia’s total power generation capacity was privately held, 44.7% continued to be state-owned and the remaining 9.4% was subject to Power Purchase Agreements, which are cooperative consortia between the public and private sectors. The Superintendencia de Servicios Publicos (Superintendency of Public Services) has intervened in the management of Cedelca and Electrolima. On July 26, 2002, the Government announced the liquidation of the Chocó power generation plant and the creation of a new company, Dispac, which is operated by private parties. The Government expects to privatize Isagen, one of the largest power generation companies in Colombia, although it is not possible to predict when this sale might take place. The Government sold a portion of its shares of Interconexión Eléctrica S.A. (“ISA”), one of Colombia’s largest electricity transmission companies, in two successful public offerings in 2001 and 2002. As of December 31, 2004, private participation in electricity transmission was 24.7%.

In addition to electricity generation and transmission, the Government has also made progress in privatizing electricity distribution. As of December 2004, 29% of Colombia’s total distribution capacity was privately held

Infrastructure Development

Deficiencies in Colombia’s infrastructure have created economic inefficiencies that have adversely affected the country’s economic performance. To address this concern, the Government has been working to expand the telecommunications infrastructure. Colombia Telecomunicaciones S.A., which absorbed Telecom’s operational activities in June 2003, finished the Plan Bianual I (Biennial Plan I), which directly benefited 280 towns in Colombia. According to the company’s 2003 Annual Report, this program allowed the Government to replace 42,000 telecommunication lines. These replaced lines have multiservice technology, which allows voice, data, and internet services. The Biennial Plan I also expanded telecommunication service by introducing 1,037 new lines with wireless technology (GSM) and 153 new lines with VSAT technology throughout the country.

The Government’s infrastructure development policy has emphasized the creation of a long-term solution to the country’s telecommunications infrastructure needs. In order to achieve this objective, two complementary strategies were put in place.

First, the Compartel program has helped to achieve universal access to communications services through the installation of communal telecommunications points, which allows the connection of distant rural areas. Under the program, the Government installed approximately 9,745 communal telecommunications points in Colombia’s rural municipalities and 1,440 rural telecommunications centers for both telephone and internet access as of December 31, 2004. The Government has also installed 3,770 telecommunications points to promote internet access (3.000 in rural public schools, 620 in local mayor’s offices, 120 in hospitals, and 30 in military bases).

Second, the Agenda de Conectividad (Connectivity Agenda) is intended to increase the use of information technologies, improve the competitiveness of the production sector, modernize public and governmental entities and facilitate access to information and education. This policy, which was set out in the Uribe Administration’s four-year development plan, is based on the development of the following strategic priorities: infrastructure, education, online enterprises, national industries, content and online government. Tactics for the development of each of the foregoing are coordinated by different state entities and overseen by the Comisión Intersectorial de Políticas y de Gestión de la Información para la Administración Pública (Intersectorial Commission of Policies and Management of Information for the Public Administration), which was created in December 2003.

To encourage private sector participation in the supply of communication services, the Government has encouraged a deregulation process that began in the early 1990’s. That process emphasized infrastructure modernization in specific areas that are key to attaining global competitiveness. Since December 31, 2004, the Government has evaluated a new act for Basic Public Telephony Operators, in order to increase competition in the telecommunications operators market, access to network components, resale of communications services, and to create new consumption plans according to customer profiles.

In addition to the construction of new roadways and the repair of existing ones, the Government plans to expand and improve other infrastructure, such as cargo ports, airports and trails. The Government also intends to construct new electricity and transmission facilities to reduce the country’s reliance on hydroelectric power and to expand overall capacity. In order to harvest Colombia’s natural resources, the Government plans to build new facilities for the transportation and distribution of natural gas and petroleum and invest in the exploration and development of new oil reserves. The Government’s policy is to promote private investment in all aspects of infrastructure development through privatizations, concessions and joint ventures and to utilize the domestic and international capital markets to finance private investment activity.

Role of the State in the Economy; Privatization

General

The Government is active in mining and the exploitation of other natural resources, as well as in the telecommunications and electricity industries. The Government expects its role in the production of goods and services to diminish as it continues to encourage private sector investment and participation in sectors previously dominated by the public sector and as it implements other market-oriented reforms, such as the adjustment of public sector prices and utility rates to reflect market conditions.

In 2002, the most important state-owned nonfinancial companies included Ecopetrol, Telecom, Medellín’s urban transit system (the “Medellín Metro”), the energy generation companies Isagen and Corelca and the energy transmission company ISA.

The following table sets forth selected financial data for the principal nonfinancial state-owned enterprises.

Principal Nonfinancial Public Sector Enterprises

	Total Assets at Dec. 31, 2004(1)	Total Liabilities at Dec. 31, 2004(1)	Net Profits for 2004(2)	Total External Debt Guaranteed by the Republic at Dec. 31, 2004
	(millions of U.S. dollars)
Ecopetrol	$11,597	$7,450	$804	$0
ISA	1,847	745	53	155
Isagen	1,530	524	64	0
New Telecom	1,154	665	18	20
Corelca	1,141	631	(10)	0
Medellín Metro	1,209	2,038	(950)	511

1:	Unaudited. Converted into U.S. dollars at the rate of Ps. 2,411.37/$1.00, the representative market rate on December 31, 2004.

2:	Converted into U.S. dollars at the rate of Ps. 2,626.22/$1.00, the average representative market rate for January-December 2004.

Sources:	DNP, Medellín Metro and Ministry of Finance.

Ecopetrol

Ecopetrol, which underwent a restructuring in June 2003, is the national oil company and is responsible for promoting and developing Colombia’s oil industry. For further information on Ecopetrol, see “—Principal Sectors of the Economy—Mining and Petroleum” above.

Ecopetrol earned net profits of approximately Ps. 2,110.5 billion ($803.6 million) in 2004. Total net profits increased by 33.0% as compared to 2003. Ecopetrol contributes to public sector revenues through a combination of income taxes, royalties and dividends. Ecopetrol’s total direct contribution to governmental revenues was Ps. 5.6 billion in 2004, as compared to Ps. 5.7 billion in 2003. The principal sources of Ecopetrol’s 2004 contribution to public sector revenues were approximately Ps. 2.9 billion in royalties, Ps. 1.1 billion in dividends paid with respect to profits earned in 2003 and Ps. 1.0 billion in taxes.

ISA

ISA, the largest electricity transmission company in Colombia, owns a majority of the nation’s transmission networks and the national interconnection system. In 1995, ISA transferred its generation assets and functions to a new entity, Isagen. In August 1998, ISA made its first strategic portfolio investment with the capitalization of Transelca S.A. (“Transelca”), acquiring 65% of a company which accounts for 9.7% of the national transmission system. ISA consolidated its position in the market during 1999, by investing Ps. 276,612 million, and increasing its direct participation in the national transmission system to 75%. ISA’s tariffs and operational income are regulated by the Energy and Gas Regulatory Commission (“CREG”). ISA’s net profits in 2004 totaled Ps. 104,015 million ($39.6 million), as compared to Ps. 81,453 million ($28.0 million) in 2003.

In early 1999, the Government announced plans to sell its stake in ISA. In March 2001, ISA sold 115 million shares (or 13.3% of its total equity) to 62,016 investors. In May 2002, a second public offering of 120,000 shares was completed. Following the 2002 offering, 24.3% of ISA’s total equity was owned by 93,000 Colombians. Through these offerings, ISA became the first public service company to be listed on a Colombian stock exchange and now has the second largest number of shareholders of any Colombian company. At December 31, 2004, the new shareholders owned 23.8% of ISA’s total equity and the Government owned 59.3% of ISA’s total equity.

In 2003, ISA, acting through its subsidiary ISA Bolivia, was awarded a thirty-year concession from the Superintendencia de Energía of Bolivia, for the construction and operation of five substations and three electrical transmission lines. The total value of the project is $87,323,000.

Isagen

Isagen is a public service company engaged in the generation and sale of electricity. It has a generating capacity of 2,132 megawatts, of which 1,832 megawatts are derived from hydroelectric sources. Isagen owns and operates three hydroelectric units and one thermal plant with an installed capacity equivalent to 15.7% of the national total.

In 2004, Isagen registered net profits of Ps. 168,621 million ($64.2 million) as compared to Ps. 126.016 million ($43.8 million) in 2003. The significant increase in profits in 2004 was primarily attributable to an increase in energy generation, fiscal measures, rising energy prices and an improvement in the exchange value of the peso. Isagen is the sole beneficiary of a trust which owns, and was responsible for the construction of, the Miel I hydroelectric power plant. This plant has a generating capacity of 396 megawatts and has been operational since the end of 2002.

As of December 31, 204, the Government owned 76.9% of Isagen, but it intends to sell all of its stake to the private sector. During the first half of 2000, the Government focused on the financial restructuring of the company in order to be able to offer it to potential buyers with a viable financial structure, in light of current market conditions. As part of this process, in April 2000, Isagen purchased the interests of the other shareholders of the Miel I project, becoming the sole owner of Miel I. In addition, in June 2000, one of Isagen’s most important liabilities, a $238 million loan from the IADB, was assumed by the Central Government.

Although privatizing Isagen is an integral part of the restructuring of the electricity sector, no deadline has been set for the sale of the Government’s remaining interest. Currently, 45.8% of Colombia’s total electricity generating capacity is privately owned and, once the privatization of Isagen is completed, private sector ownership will increase to 72.0%, as contrasted with only 1.0% in 1995.

Carbocol

Carbocol was created in 1993 when the Government split Carbones de Colombia Ltda. into two entities, Carbocol and Ecocarbon. Ecocarbon is responsible for the development and regulation of the Colombian coal industry. Carbocol is dedicated solely to the exploitation of the Cerrejón Zona Norte (“CZN”) mine, the world’s largest open-pit coal mine, located in the Guajira area in northeastern Colombia near the Caribbean coast. The CZN project, which began in 1985, has been jointly developed and mined with International Colombia Resources Corporation (“Intercor”), a subsidiary of Exxon Corporation. The CZN complex contains an integrated infrastructure for coal mining, transportation and shipping, including a 93-mile railroad connecting the mine with the Port of Bolivar, one of the three ports in Colombia capable of receiving 150,000 metric ton vessels.

On June 29, 1999, in anticipation of the privatization of Carbocol, the Government issued a decree splitting Carbocol into two new companies: Minercol and Cerrejón Zona Norte S.A. Cerrejón Zona Norte S.A. has responsibility for the exploitation and sale of the coal produced by the CZN mine and the association contract with Intercor. Minercol has assumed responsibility for Carbocol’s labor and pension obligations, collects government coal royalties and has various other administrative duties.

On October 3, 2000, the Government sold a 50% interest in the CZN coal mine to an international consortium. The total amount paid by the consortium was $465 million, $81 million of which corresponded to working capital adjustments paid in 2001.

Telecom

In response to the challenges associated with competition in the long distance market and after undergoing a major restructuring that lasted several years, the Government announced in June 2003 the liquidation of Empresa Nacional de Telecomunicaciones and the creation of Colombia Telecomunicaciones S.A. ESP, which will remain

100% state-owned and provide the same services as its predecessor. The new company will continue to be marketed under the name “Telecom.”

Telecom is Colombia’s national telecommunications company. Traditionally, Telecom has provided domestic and international long distance telephone services in Colombia. Telecom also provides basic telephone service to suburban and rural parts of Colombia. Basic telephone services within the major metropolitan areas are provided by separate municipal telephone companies.

Telecom has made significant investments in various projects such as the national network of wide band services using ATM (asynchronous transfer mode) technology. This network will offer integrated video, voice and data services through a wired or wireless network. Telecom has also invested in the construction of an underwater wire network for long distance services and in the extension of its basic wire and wireless telephone services.

The former Telecom registered a net loss Ps. 1,550.6 billion ($539 million) in 2003, as compared to a net loss of Ps. 126.9 billion ($51 million) in 2002. This large increase in net losses was primarily due to the restructuring process, which began in June 2003 with the creation of Colombia Telecomunicaciones S.A. ESP, which caused a delay in the collection of its revenues despite the continuation of regular operational spending. In addition, the former Telecom’s financial results for 2003 and the previous several years were adversely affected by the loss of its monopoly status for both international and national calls in 1999, and strong price competition with the other two service providers. In 2004, the new Telecom registered net profits of Ps. 48.1 billion ($18.3 million), as compared to a net profit of Ps. 4.2 billion ($1.5 million) for the period of 2003 during which it was operating, which was from June 16, 2003 through December 31, 2003.

Between 1993 and 1997, the former Telecom entered into 15 joint venture contracts with six international telecommunications companies for the installation of up to approximately 1.8 million lines for local telephone service. Approximately 1.5 million of these lines were installed, and of those, approximately 1.2 million have been placed in service. Under the terms of the contracts, the former Telecom is obligated to share a portion of its revenues from the installed lines with the joint venture partners and has guaranteed certain minimum revenues to the joint venture partners. Because the revenues from the installed lines have not met projected revenues, the former Telecom has been involved in arbitration and court proceedings with certain of the partners, and expects to be involved in additional proceedings with the remaining partners, with respect to the calculation of the amount of compensation due to them under the contracts. The joint venture partners have alleged that the total compensation due to them under the contracts will ultimately exceed $1.6 billion. The former Telecom, however, asserts that the compensation should not exceed $800 million. Absent negotiated settlements between the parties, final determination of the amounts owing under the contracts will be made by arbitration panels, subject to review by Colombian courts. Although the former Telecom does not presently have cash available in amounts within the range of potential liability, it is pursuing alternatives for obtaining the necessary resources. The Republic has not guaranteed Telecom’s obligations under the contracts with the joint venture partners. However, the Government has decided to loan the former Telecom Ps. 900,000 million, or its equivalent in U.S. dollars, to satisfy its obligations under certain of its contracts with its joint venture partners.

Corelca

Corporación de la Costa Atlántica (“Corelca”) is a public entity that provides electric power and related services to Colombia’s Atlantic coast. In addition to operating its own generation, transmission and distribution facilities (with a total capacity of 470 megawatts) in the Atlantic region, Corelca has long-term contracts for the purchase of electricity generated by two other thermal power plants. These plants, Termoeléctrica de Barranquilla S.A. (“TEBSA”) and Las Flores, have a combined generating capacity of 920 megawatts. Corelca also owns stock in related companies, such as TEBSA S.A. and URRA S.A., and is the main shareholder in nine energy distribution companies operating along the Atlantic coast.

In 1998, the Government restructured Corelca in an effort to solve the company’s financial problems. As part of the restructuring, the electricity transmission and distribution functions of Corelca were transferred to three newly created companies. The transmission business was transferred to Transelca, while the distribution business was divided between Electrificadora del Caribe S.A. (“Electrocaribe”) and Electrificadora de la Costa Atlántica (“Electrocosta”). In the second half of 1998, the Government added new capital to Transelca by selling 65% of its equity stake to ISA. Also in 1998, private companies purchased 65% interests in both Electrocaribe and Electrocosta. Corelca, which retains the generation business, remains state-owned.

On December 16, 1999, to facilitate the restructuring and the privatization of Corelca, the Government issued Decree 2515, which in addition to redefining the organizational structure and functions of Corelca and its subsidiaries, provided for a capital infusion from the Government in an amount equivalent to the external debt of Corelca.

In 2004, Corelca incurred a loss of Ps. 26.3 billion ($10.0 million) as compared to a loss of Ps. 28.0 billion ($9.7 million) in 2003.

Medellín Metro

The Medellín Metro is the light rail transportation system of the state-owned Empresa de Transporte Masivo del Valle de Aburrá (Aburrá Valley Mass Transit Corporation), an entity created in 1979 by the Department of Antioquia and the municipality of Medellín. The Government guarantees all of the project’s external debt, which totaled $568 million in December 2003. The construction contract for the project was signed in 1984 with a Spanish-German consortium, and construction began in 1985. The original cost of the project was estimated at $764 million, to be financed with external debt guaranteed by the Republic. By the end of 1997, the estimated total costs had increased to $2,139 million (which is the latest estimate), which occurred as a result of an increase in the scale of the project, an increase in tariffs on imported capital goods (primarily in 1986) and the appreciation of the Spanish peseta and German mark (the contract currencies of the project) against the U.S. dollar. Cost increases led to a restructuring in 1994 of the financing for the project. The first line of the Medellín Metro became operational in November 1995. In 2004, the Medellín Metro was responsible for the transportation of 120.5 million passengers.

In 2004, the Medellín Metro incurred a net loss of Ps. 2,495.2 billion ($950 million) as compared to a net loss of Ps. 190.2 billion ($66 million) in 2003. The substantial increase in net losses in 2004 was primarily due to the renegotiation of debt and the subsequent losses due to changes in the exchange rate.

State-Owned Financial Institutions

The Government owns a substantial majority of the capital stock of several financial institutions, although it intends to decrease its participation in the financial system over the medium term, providing assistance only to specific sectors of the Colombian economy. Some of the most important state-owned financial institutions are Financiera Eléctrica Nacional (FEN), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”) and Finagro. FEN’s principal mission is to provide financing to the energy sector. FEN raises capital from international markets in order to make loans to companies in Colombia’s energy sector. Bancoldex’s principal activity is providing long- and short-term financing and specialized financial products to support Colombian exports and foreign trade-related activities. Finagro is the financial entity in charge of implementing the financial programs for the agricultural sector. The accounts of FEN, Bancoldex, Finagro and other financial institutions owned by the Government are not included in the consolidated public sector finance figures that appear in other sections of this document.

In 2003, the Government liquidated Instituto de Fomento Industrial (IFI), a state-owned financial institution. IFI’s principal activities included providing venture capital and loans on favorable terms to mid-sized and large businesses to support industrial development. Also in 2003, the Government initiated the process of privatizing Bancafé.

In March 2005, the Government pro`vided Bancafé with Ps. 430 billion to help restructure the public bank sector. As part of its plan, the Government also created a new institution called Granbanco – Bancafé, which is responsible for managing all of Bancafé’s business affairs. Additionally, the Government liquidated Banco Cafetero S.A., now referred to as Banco Cafetero en Liquidación, in order to repay its debts with workers and its pension liabilities. The restructured Bancafé is designed to assist small- and medium-sized industries by providing them with credit to invest in Government programs that finance the deficit.

Principal State-Owned Financial Institutions

	Total Assets at December 31, 2004(1)	Total Liabilities at December 31, 2004(1)	Net Profits for 2004(1)	Total External Debt Guaranteed by the Republic at December 31, 2004(1)
	(millions of U.S. dollars)
State-Owned Banks
Bancafé	2,879	2,688	60	0
Banestado	190	90	24	0
Banco Agrario	2,573	2,387	64	0
Banco Granahorrar S.A.	1,557	1,353	39	0
Banco Aliadas	247	216	7	0

	7,447	6,734	194	0
Commercial Financing Companies IFI Leasing	66	60	0	0

	66	60	0	0
Special State-Owned Institutions
Findeter	738	495	7	94
FEN	836	524	5	18
FINAGRO	1,069	953	4	0
Bancoldex	1,713	1,212	16	0
Fonade	269	230	4	0
FNA	836	380	25	0
Fogafin	3,367	3,229	90	0
Icetex	15	12	1	0
Fogacoop	79	59	5	0
FNG	102	30	3	0

	9,023	7,123	161	112
Total	$16,535	$13,916	$355	$112

Totals may differ due to rounding.

1:	Converted into dollars at the rate of Ps. 2,628.47/$1.00, the representative market rate on December 31, 2004.

Source:	Superintendency of Banks.

Privatizations and Concessions

The following table lists the entities privatized since 1997, including the year in which the privatization occurred and the proceeds from the privatization for each enterprise.

Privatization of State-Owned Enterprises

	Year	Proceeds (1)
		(millions of U.S. dollars)
IFI Enterprises
Agroindustry
Cerromatoso	1997	154
Electrical
EPSA	1997	498
Chivor	1997	638
EEB(2)	1997	2,178
Electrocaribe and Electrocosta(3)	1998	523
Transelca(4)	1998	137
Mineral
Cerrejón Zona Central	1997	10
Cerrejón Zona Norte (Carbocol)	2000	384
Cerrejón Zona Norte (Carbocol)(5)	2001	81
Ecopetrol Enterprises
Gas Natural	1997	149

1:	The proceeds from privatizations for the years 1997, 1998 and 2001 have been translated into dollars at the average rates of Ps. 1,140.5, Ps. 1,426.6 and Ps. 2,291.2, respectively. Proceeds from the 2000 privatization were paid in dollars.

2:	Capitalization through the issuance of stock constituting 48.5% of the equity of Empresa de Energía de Bogotá.

3:	Capitalization.

4:	Capitalization by ISA.

5:	Corresponds to working capital adjustments paid in 2001 related to the privatization in 2000.

Sources:	Consejo Superior de Política Fiscal (Council of Fiscal Policy), Fondo de Garantías de Instituciones Financieras (FOGAFIN), Ecopetrol and IFI.

During the early 1990s, the Government focused its privatization efforts on the financial sector. Several banks subject to Government intervention in the early 1980s were returned to private ownership. In 1994 and 1995, the Government focused its efforts on developing the regulatory framework necessary to privatize the power generation and transmission and mining sectors. The privatizations under this framework began in 1996.

Since 1999, the Government has focused on the privatization of ISA, Isagen and Carbocol. The Government completed the privatization of Carbocol on October 3, 2000, but no definitive agreements have been reached for ISA and Isagen. However, the Government was able to successfully complete two public offerings of ISA’s shares in 2001 and 2002.

In order to foster private sector participation in public utility projects, the 1994 Ley de Servicios Públicos Domiciliarios (Residential Public Services Law) establishes the general framework for public utility services provided by both public and private sector companies. In addition to authorizing the privatization of public utility companies, the law permits the purchase of shares in those companies by consumers through installments. For example, consumers may pay for their share purchases through periodic payments in conjunction with utility bill payments.

Under the Constitution and Law 226 of 1995, all of the shares of any public entity being privatized must be offered to its employees and to instituciones solidarias (social solidarity institutions), such as pension funds, cooperatives, mutual funds and severance funds, before they can be offered publicly to investors.

For more information on the privatization of electric power companies, see “—Principal Sectors of the Economy—Energy.”

Ecopetrol has been an active participant in the Government’s privatization efforts, having sold in the mid-1990s ownership interests in several companies. Although Ecopetrol had planned to divest certain assets in the thermel sector, the company is now considering retaining these assets for electrical generation. In addition, Ecopetrol is currently planning to sell its interest in Monómeros Colombo Venezolanos y Gases de la Guarjira S.A.

The Government has also granted concession contracts to facilitate private participation in telecommunications and infrastructure projects. Infrastructure projects eligible for concession contracts include ports, railroads, airports and gas pipelines. In telecommunications, the Government has opened the market in cellular telephone services and “value-added” services, which include internet access, video services and electronic payment systems, and permits competition in domestic and international long distance, as well as local, telephone services.

In 1989, the Government began restructuring Colombia’s railway system, replacing the old state-owned railway company, Ferrocarriles Nacionales, with a new state-owned company, Ferrovías. Until 1998, the role of Ferrovías was limited to the maintenance, expansion, modernization and administration of the rail network, while the actual transportation of passengers and cargo was carried out by operators owned wholly or partially by private sector interests. In 1998, Ferrovías transferred network repair, maintenance and operational responsibilities for the Pacific rail line to the private sector through a 30-year concession agreement with Concesionario Red Férrea del Pacífico. In 1999, a similar arrangement was made for the Atlantic rail line with Ferrocarriles del Norte de Colombia.

As part of the Government’s national gas plan, Ecopetrol has awarded concession contracts and BOMT agreements for the construction and operation of four gas pipelines, and local distribution is already operated by the private sector. For further details on gas pipeline concessions, see “—Principal Sectors of the Economy—Energy” above.

Environment

Colombia, by virtue of its geographical location at the northwestern tip of South America, with mountainous regions, coasts on two oceans and the Amazon basin, has one of the most complex and diverse ecological and biological systems in the world. However, the pressures caused by growth and development have resulted in the exploitation of natural resources and the use of production methods directed at short-term productivity without considering the environmental consequences. The principal environmental problems in Colombia today consist of soil erosion in the Andes; water, soil and air pollution in the Andes and the Caribbean region; and deforestation and instability of the water supply throughout the country.

In 1993, the newly created Ministry of the Environment assumed responsibility for all environmental matters. The creation of a separate ministry has increased environmental regulations and centralized national environmental policymaking. The Uribe administration, in accordance with its four-year development plan, has designed a strategy for environmental sustainability that consists of five main elements: the conservation and sustainable use of environmental goods and services; comprehensive management of the water supply with respect to both quality and quantity; the generation of revenues by supporting environmental-friendly businesses and promoting environmental initiatives; the environmental sustainability of national production; and efficient administration and planning by environmental authorities.

Employment and Labor

According to Government statistics for the seven largest cities in Colombia, the country’s urban unemployment rate in the period between 1985 and 2000 was at its lowest level (7.6%) in the third quarter of 1994 and its highest level (20.6%) in the third quarter of 2000.

The sharp increase in unemployment in 1999 and 2000 was directly related to the economic recession experienced during 1999. The overall participation rate (economically active population/total working age population), an indicator of labor supply, increased from 62.2% in 1998 to 63.1% in 1999 and 64.8% in 2000. This increase in the labor supply also contributed to the higher increase in the unemployment rate during 1999 and 2000. As the economy began to recover, the employment statistics reacted accordingly. Despite the continued increase in unemployment during the first three quarters of 2000 (first quarter: 20.4%, second quarter: 20.5%, third quarter: 20.6%), the unemployment rate fell to 19.8% in the last quarter of 2000.

The following table shows the size of the labor force, the number of persons employed and the participation and unemployment rates for Colombia’s seven largest cities in 2000.

Employment Status in the Seven Largest Cities(1)

	2000
Labor Force (in thousands)	7,412
Employed (in thousands)(2)	5,890
Participation Rate (%)(3)	64.8
Unemployment Rate (%)(4)	20.2
Underemployment Rate (%)(5)	N/A	(6)

1:	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales and Pasto. Due to a change in the survey method, statistics for this table are no longer available after 2000 (see discussion below).

2:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.

3:	Participation rate is defined as the labor force divided by working age population. Working age is 12 years and above.

4:	Unemployment rate is defined as the unemployed population divided by the labor force. Refers to the average rates for each year.

5:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours and desire to work more or because they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive. Refers to the percent of the labor force registered as underemployed in the seven largest cities in Colombia in September of each year.

6:	Due to a change in the methodology to measure labor variables, the figures for underemployment are not available for 2000.

Source:	DANE.

Beginning in March 2001, Colombia’s unemployment surveys have been presented on a monthly basis, and are based on an increased sample of thirteen cities. The following are results for 2001, 2002, 2003, 2004 and the first three months of 2005.

Employment Status in the Thirteen Largest Cities(1)

	2001
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	8,926	8,944	8,738	8,654	8,668	8,838	8,809	8,829	8,934	9,032	9,027	9,214
Employed (in thousands)(2)	7,051	7,156	7,060	7,114	7,103	7,194	7,239	7,231	7,346	7,510	7,513	7,704
Participation Rate (%)(3)	65.2	65.2	63.6	62.8	62.8	63.9	63.6	63.6	64.2	64.8	64.6	65.9
Unemployment Rate (%)(4)	21.0	20.0	19.2	17.8	18.1	18.6	17.8	18.1	17.8	16.8	16.8	16.4
Underemployment Rate (%)(5)	29.9	28.0	29.5	30.2	27.9	28.3	30.3	29.5	29.8	33.1	31.5	30.9

	2002
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,008	8,927	8,890	9,103	9,020	9,035	9,180	9.142	9,070	9,166	9,340	9,414
Employed (in thousands)(2)	7,174	7,249	7,316	7,440	7,441	7,411	7,504	7,483	7,506	7,687	7,892	7,935
Participation Rate (%)(3)	64.2	63.5	63.2	64.5	63.8	63.8	64.7	64.3	63.7	64.2	65.2	65.6
Unemployment Rate (%)(4)	20.4	18.8	17.7	18.3	17.5	18.0	18.3	18.1	17.2	16.1	15.5	15.7
Underemployment Rate (%)(5)	30.9	30.6	31.2	31.5	32.6	32.9	33.4	34.8	34.6	33.5	34.0	32.1

	2003
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,172	9,214	9,171	9,144	9,332	9,292	9,347	9,612	9,524	9,682	9,613	9,542
Employed (in thousands)(2)	7,504	7,592	7,538	7,508	7,772	7,722	7,682	7,969	7,987	8,189	8,254	8,135
Participation Rate (%)(3)	63.8	63.9	63.5	63.2	64.3	63.9	64.2	65.9	65.1	66.0	65.4	64.8
Unemployment Rate (%)(4)	18.2	17.6	17.8	17.9	16.7	16.9	17.8	17.1	16.1	15.4	14.1	14.7
Underemployment Rate (%)(5)	30.8	30.6	30.1	31.1	32.8	32.6	32.9	33.2	33.1	33.0	33.2	31.1

	2004(6)
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,380	9,455	9,385	9,198	9,257	9,171	9,466	9,397	9,412	9,485	9,543	9,503
Employed (in thousands)(2)	7,684	7,841	7,868	7,641	7,885	7,720	8,022	7,992	8,014	8,149	8,214	8,272
Participation Rate (%)(3)	63.6	64.0	63.4	62.0	62.2	61.5	63.4	62.8	62.8	63.1	63.4	63.0
Unemployment Rate (%)(4)	18.1	17.1	16.2	16.9	14.8	15.8	15.3	15.0	14.9	14.1	13.9	13.0
Underemployment Rate (%)(5)	30.5	29.7	29.1	30.5	30.7	28.4	33.5	31.9	31.7	31.5	32.1	31.3

	2005(6)
	Jan	Feb	Mar
Labor Force (in thousands)	9,413	9,410	9,511
Employed (in thousands)(2)	7,893	7,898	8,072
Participation Rate (%)(3)	62.3	62.1	62.7
Unemployment Rate (%)(4)	16.1	16.1	15.1
Underemployment Rate (%)(5)	29.3	29.6	29.3

1:	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio. Average rates for each month.

2:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.

3:	Participation rate is defined as the labor force divided by working age population. Working age is 12 years and above.

4:	Unemployment rate is defined as the unemployed population divided by the labor force.

5:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours and desire to work more or because they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

6:	Preliminary figures.

Source:	DANE.

The following table shows national employment statistics for 2001, 2002, 2003, 2004 and the first three months of 2005.

National Employment Status

	2001
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,800	19,622	19,430	18,628	18,492	18,926	19,043	19,376	19,617	19,704	20,228	20,080
Employed (in thousands)(1)	16,440	16,229	16,364	15,910	15,839	16,070	16,144	16,534	16,821	16,873	17,488	17,363
Participation Rate (%)(2)	63.7	63.1	62.3	59.6	59.1	60.4	60.7	61.6	62.3	62.4	64.0	63.4
Unemployment Rate (%)(3)	17.0	17.3	15.8	14.6	14.4	15.1	15.2	14.7	14.3	14.4	13.5	13.5
Underemployment Rate (%)(4)	31.7	31.6	31.2	25.2	25.5	24.3	34.1	33.5	34.9	36.5	37.8	31.3

	2002
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,950	19,571	19,594	19,760	19,279	19,445	19,699	19,496	19,380	20,186	20,100	19,995
Employed (in thousands)(1)	16,374	16,367	16,654	16,581	16,333	16,334	16,629	16,373	16,600	17,211	17,108	16,878
Participation Rate (%)(2)	62.9	61.5	61.5	61.9	60.3	60.7	61.4	60.7	60.2	62.6	62.2	61.8
Unemployment Rate (%)(3)	17.9	16.4	15.0	16.1	15.3	16.0	15.6	16.0	14.3	14.7	14.9	15.6
Underemployment Rate (%)(4)	34.1	34.0	32.8	33.6	35.1	35.5	36.4	35.5	35.1	35.7	34.5	30.2

	2003(5)
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,994	20,068	19,994	20,093	20,389	19,932	20,032	20,450	20,745	21,052	20,721	20,669
Employed (in thousands)(1)	16,769	16,753	17,394	17,113	17,747	17,096	17,170	17,418	17,863	18,195	17,964	18,119
Participation Rate (%)(2)	61.7	61.8	61.4	61.6	62.4	60.9	61.1	62.3	63.0	63.9	62.7	62.5
Unemployment Rate (%)(3)	16.1	16.5	13.0	14.8	13.0	14.2	14.3	14.8	13.9	13.6	13.3	12.3
Underemployment Rate (%)(4)	29.3	28.6	28.3	31.7	33.2	33.2	33.8	33.1	33.1	32.8	34.0	31.9

	2004(5)
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	20,506	20,356	20,471	20,378	20,281	19,937	20,427	20,178	20,162	20,690	20,588	20,161
Employed (in thousands)(1)	17,011	17,227	17,689	17,380	17,520	17,133	17,786	17,526	17,648	18,125	18,178	17,712
Participation Rate (%)(2)	61.9	61.3	61.6	61.2	60.8	59.6	61.0	60.1	60.0	61.5	61.0	59.7
Unemployment Rate (%)(3)	17.0	15.4	13.6	14.7	13.6	14.1	12.9	13.1	12.5	12.4	11.7	12.1
Underemployment Rate (%)(4)	31.0	31.3	30.0	32.1	33.9	31.8	32.1	30.8	31.6	31.8	31.9	30.6

	2005(6)
	Jan	Feb	Mar
Labor Force (in thousands)	20,090	20,338	20,170
Employed (in thousands)(2)	17,429	17,496	17,536
Participation Rate (%)(3)	59.3	60.0	59.4
Unemployment Rate (%)(4)	13.2	14.0	13.1
Underemployment Rate (%)(5)	28.2	30.4	29.5

1:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.

2:	Participation rate is defined as the labor force divided by working age population. Working age is 12 years and above.

3:	Unemployment rate is defined as the unemployed population divided by the labor force.

4:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours and desire to work more or because they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

5:	Preliminary figures.

Source:	DANE.

The average unemployment rate for December 2004, in the thirteen largest urban areas, was 13.0%, as compared to 14.7% for the same month in 2003. The national unemployment rate at December 31, 2004 was 12.1%, decreasing from 12.3% at December 31, 2003. Although several months in 2004 witnessed marginal increases in the monthly unemployment rate in the thirteen largest cities, this unemployment rate decreased significantly during 2004 as a whole, from 18.1% in January 2004 to 13.0% in December 2004. National unemployment also experienced a general decreasing trend in 2004, beginning at 17.0% in January 2004 and ending at 12.1% in December 2004.

In December 1990, the Government enacted legislation to permit greater flexibility in labor contracts by eliminating ambiguities over non-wage benefits and eliminating restrictions regarding severance and furlough of workers. The same law also modified the unemployment benefits system to allow workers to elect private sector management of their severance funds. The Colombian Labor Code now requires employers, on an annual basis, to transfer severance payments equal to one month of salary plus 12% interest to the severance administration fund chosen by each employee. Employees only have access to these severance funds upon termination of their employment or, prior to termination, under special circumstances, including the purchase or improvement of a residence and the payment of qualifying tuition payments. Severance funds become available regardless of whether an employee is terminated involuntarily or resigns and are not conditioned on unemployment. Colombia does not have an unemployment fund.

Under legislation enacted in 1993 to partially privatize the pension system, employees may elect that their pension contributions (both employee and employer derived) be deposited with private pension administrators. If no such election is made, the funds will continue to be managed by the Instituto de Seguros Sociales (Social Security Institute, or “ISS”). The Government guarantees both privately managed pensions and the ISS fund. The partial privatization of the pension system was intended to increase the efficiency of pension management, while injecting a new source of funds into local capital markets. The privately administered pension funds have more investment flexibility, having investment options including government obligations, certificates of deposit, bonds, commercial paper and, up to certain limits, equity securities. The 1993 law also allowed private companies to offer health and worker’s compensation insurance.

In December 2002, Congress approved a labor reform to permit greater flexibility in labor contracts by introducing changes to the hiring process and modifying the laws regarding work hours and overtime pay. The Government anticipates that the labor reform will result in a reduction in labor costs, thereby stimulating production and generating more than 400,000 new jobs by 2006. Congress also approved a pension reform that raises the retirement age and increases the number of weeks of employment required to retire. Starting in 2014, the retirement age will be raised from 60 to 62 for men and from 55 to 57 for women. The minimum number of weekly pension payments required for retirement will gradually increase from 1,000 in 2005 to 1,300 in 2015.

Wages for workers in the public sector are customarily established at the beginning of each calendar year. Private sector wages are subject to the minimum wage set annually by the Government at the beginning of each calendar year. The following table shows the monthly minimum wage rates set by the Government and the real wage index for each of the years indicated.

Monthly Minimum Wage and Real Wage Index

Year	Monthly Minimum Wage	Percentage change	Real Wage Index
	(in nominal pesos)		(1990=100)
2000	260,106	10.0%	112.1
2001	286,000	10.0	114.5
2002	309,000	8.0	115.6
2003	332,000	7.4	116.7
2004	358,000	7.8	119.3

Sources:	Ministry of Labor and Social Security and DANE.

Poverty

There is a great disparity in poverty levels among the various departments of Colombia. For example, according to DNP calculations, approximately 66.7% of the population of the Atlántico department lived below the poverty line in 1999, as compared to 49.6% of the population of Bogotá. Due to the economic downturn in 1999, the percentage of the population living below the poverty line nationwide increased from 50.9% in 1996 to 55.0% in 2000, but decreased to 52.7% in 2003. The following table shows the percentage of the population with incomes below the poverty line for the years indicated.

Poverty in Colombia(1)

(percentage of population below poverty line)

1996	50.85%
1997	52.74
1998	55.29
1999	57.45
2000	55.03
2001	55.16
2002	57.79
2003(2) (3)	52.68

1:	The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food. Households whose annual income falls below that level are considered to be living in poverty.

2:	This figure, as published by DANE on April 20, 2004, corresponds to the period from January 2003 through March 2004.

3:	Preliminary.

Source:	DNP-UDS-DIOGS, based on DANE’s EH (household survey).

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs, as discussed above. For further discussion of the pension system, see “Public Sector Finance—Public Sector Accounts—Expenditures” below. Also in 1993, legislation created a decentralized health care system which should, in the long term, provide subsidized care to the entire population.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

According to statistics compiled by Banco de la República, total trade in goods, both exports and imports, increased by 10.7% in 2000, but in 2001 and 2002, decreased at rates of 1.3% and 2.5%, respectively. Since 2003, there has been a return to positive growth in total trade in goods, with an increase of 9.6% in 2003 and 22.8% in 2004. Net foreign direct investment decreased by 32.0% in 2003, after having recorded negative growth of 49.9% in 2002. According to preliminary figures from the Central Bank, net foreign direct investment increased by 203.7% in 2004, totaling $2,597 million. Banco de la República’s net international reserves increased by 0.7% in 2003, as compared to an increase of 6.4% in 2002 and an increase of 13.2% in 2001. In 2004, the trend continued and net international reserves grew by 24.0% compared to the prior year.

Balance of Payments

In 2000, Colombia registered trade and current account surpluses of $2,633 million and $761 million, respectively, and in 2001, Colombia recorded a trade surplus of $579 million and a current account deficit of $1,094 million. In 2002, a current account deficit of $1,340 million was recorded, mainly due to a decrease in the trade surplus to $239 million, which was primarily caused by decreases in the value of nontraditional exports and the volume of coal and oil exports. The current account continued to register a deficit in 2003, recording a shortfall of $1,021 million. The reduction in the current account deficit was caused primarily by an increase in the trade surplus, which increased to $524 million, which in turn was due to an increase in the volume of coal, nickel, gold and emeralds exports. In 2004, according to preliminary figures, Colombia reached a trade surplus of $1,134 million and a current account deficit of $1,110 million. The higher trade surplus was due primarily to an increase in exports of non-traditional products, as well as oil and coal exports. In 2003, the capital account surplus totaled $738 million, as compared to a capital account surplus of $1,279 million in 2002, $2,458 million in 2001 and $59 million in 2000. The decline in the capital account surplus in 2003 was caused primarily by a decrease in net portfolio investment from an inflow of $1,016 million in 2002 to an outflow of $1,669 million in 2003. In 2004, according to preliminary data from Banco de la República, Colombia registered a capital account surplus of $3,385 million mainly due to a $2,884 million increase in total foreign investment, as compared to 2003. Net foreign direct investment and net portfolio investment grew by $1,741 million and $1,143 million, respectively, in 2004.

In recent years, Colombia has registered deficits in the income category of the current account, because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. Each of the last five years ended with a deficit: $2,286 million in 2000, $2,615 million in 2001, $2,848 million in 2002, $3,446 million in 2003 and $4,185 million in 2004. Net transfers, however, registered inflows of $1,673 million in 2000, $2,354 million in 2001, $2,704 million in 2002, $3,334 million in 2003 and $3,667 million in 2004. This economic indicator reflects inflows and outflows mainly related to emergency financial aid provided by other governments, non-government organizations and international organizations. Colombia has also continued to experience deficits in the services category in recent years because of decreased participation by Colombian shipping companies in the international freight market, falling international transport fares, reduced income from tourism and increased costs related to debt issuances in the international capital markets.

The capital account of Colombia’s balance of payments includes direct investment flows, portfolio investment flows and net changes in external indebtedness. Liberalized foreign investment regulations and aggressive privatization programs contributed to a significant increase in net foreign direct investment (i.e., foreign direct investment in Colombia less direct investment by Colombians abroad), as measured for balance of payments purposes, which reached $2,069 million in 2000. Net foreign direct investment increased as a consequence of the recovery of the economy in 2000 and 2001, with net foreign direct investment reaching $2,509 million in 2001. Net foreign direct investment decreased to $1,258 million in 2002 and to $855 million in 2003 due primarily to a reduction in foreign capital inflows to the industrial, financial and communications sectors. In 2004, according to preliminary data from Banco de la República, net foreign direct investment increased to $2,597 million. Traditionally, petroleum has been the dominant sector for foreign direct investment.

The table below sets forth data on Colombia’s balance of payments as compiled in accordance with the methodology currently employed by Banco de la República.

Balance of Payments

	2000	2001(1)	2002(1)	2003(1)	2004(1)
	(millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	$4,569	$3,285	$3,275	$3,383	$4,180
Coffee	1,069	764	772	806	949
Coal	861	1,179	990	1,422	1,841
Nickel	211	235	272	415	626
Gold and emeralds(2)	188	157	197	665	630
Nontraditional(3)	6,200	6,613	6,287	6,210	7,990

	13,099	12,233	11,794	12,901	16,216
Imports (FOB)
Consumer Goods	1,991	2,296	2,465	2,425	2,818
Intermediate Goods	5,425	5,290	5,331	5,844	7,268
Capital Goods	3,239	4,240	3,857	4,523	5,237

	10,655	11,826	11,653	12,792	15,324
Special Trade Operations (Net)(4)	189	172	97	416	242

Trade Balance	2,633	579	239	524	1,134
Services (Net) (5)
Inflow	2,049	2,190	1,867	1,900	2,134
Outflow	3,308	3,602	3,302	3,332	3,860

	(1,259)	(1,412)	(1,435)	(1,433)	(1,725)
Income (Net)(6)
Inflow	1,051	914	711	548	664
Outflow	3,337	3,529	3,559	3,994	4,849

	(2,286)	(2,615)	(2,848)	(3,446)	(4,185)
Transfers (Net)	1,673	2,354	2,704	3,334	3,667
Total Current (Net)	761	(1,094)	(1,340)	(1,021)	(1,110)
Capital Account
Foreign Direct Investment (Net)(7)	2,069	2,509	1,258	855	2,597
Portfolio Investment (Net)(8)	176	(120)	1,016	(1,669)	(526)
Total Foreign Investment	2,245	2,389	2,273	(814)	(2,070)
Loans (Net)(9)	(1,354)	71	(1,414)	184	283
Commercial Credits	(460)	110	459	713	857
Leasing(9)	(93)	(219)	(162)	(337)	(132)
Other(9)	(241)	143	154	1,023	357
Other Long Term Financing	(40)	(35)	(30)	(30)	(51)
Total Capital (Net)	59	2,458	1,279	738	3,385
Errors and Omissions	51	(147)	199	99	266

Change in Gross International Reserves	$870	$1,217	$138	$(184)	$2,541

Totals may differ due to rounding.

1:	Preliminary.

2:	Gold exports made by private agents (including an estimate of contraband gold transactions).

3:	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.

4:	Principally goods acquired by ships in ports and foreign trade in free trade zones.

5:	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services as well as commissions paid by the public and private sector on financial services relating to managing external debt.

6:	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.

7:	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.

8:	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.

9:	Includes long-term and short-term flows.

Source:	Banco de la República — Economic Studies.

Foreign Trade

Colombia’s trade has historically been, and continues to be, dominated by the export of raw materials and the import of intermediate and capital goods. Most consumer goods have traditionally been produced locally. Producers of these consumer goods had, until recent years, enjoyed the protection of high import tariffs and other trade barriers. Since the early 1990s, Colombia has reduced trade barriers, opening the economy to foreign competition. Imports (FOB) of consumer goods (as measured for balance of payments purposes) increased by 7.2%, 15.3% and 7.4% in 2000, 2001 and 2002, respectively, primarily due to the general increase in economic activity and the attendant rise in internal demand. In 2003, however, imports of consumer goods decreased by 1.6%, mainly as a result of a reduction in food and tobacco imports. By 2004, these imports reversed the prior shortfall and reported an increase of 16.2%, as compared to 2003, as imports of durable and non-durable consumer goods increased by 28.5% and 9.7%, respectively.

During the 1986-1995 period, weighted average tariff rates declined from 44.0% to 11.0%. Tariff rates remained relatively stable from 1994 until 2004, except during a three-month period in 1997 when rates were temporarily increased by Presidential decree in an effort to raise tax revenues to remedy the growing fiscal deficit. Tariffs are now regarded as a commercial policy instrument, rather than a revenue source. In addition, changes to tariff rates have become less common due to Colombia’s participation in the Andean Community of Nations’ common external tariff agreement, which implemented common external tariffs in February 1995.

Despite the free-trade policies adopted in recent years, the Government continues to recognize the special needs of some local producers. For example, in December 2004, as a result of the strong appreciation of the peso during the year, the Government decided to adopt measures to help alleviate the negative impact of such currency movement on the sectors most affected. Banana and flower producers were selected among other sectors because the aggregate output of these two groups exceeds the total exports generated by coffee and both of them are labor intensive, which provides regional social stability. Under the measure, in 2005, the Government will pay Ps. 200 for each dollar that is exported by these producers. In order to be eligible, the banana and flower producers will have to acquire an exchange rate hedge in the financial system and they will have to maintain their current number of employees.

Decree 2685 of 1999, which went into effect on July 1, 2000, consolidated into law several prior customs laws, decrees and resolutions. This customs system, which is part of the Plan Vallejo (discussed further below), is designed to foster investment in the export sector and includes the following features:

•	Large exporters—those which exported over $2 million during the past 12 months and for which exports represented at least 60% of their operating income—may utilize simplified procedures for the import of raw materials and capital goods to be used in the production of exportable goods.

•	Special export programs grant customs and VAT exemptions for imports of raw materials to produce inputs to be used by other Colombian companies in the manufacture of goods to be exported.

•	New procedures permit the storage of foreign merchandise, free of import tariffs for a six-month period, so long as the merchandise is distributed abroad.

Exports

Commodities, particularly coffee, petroleum and coal, traditionally have been Colombia’s most important exports. In 1985, coffee accounted for 45.2% of exports, while oil and its derivatives accounted for 11.7% of total exports. By 1990, petroleum products had overtaken coffee as the country’s leading export, and in 2004 coffee accounted for an estimated 5.9% of total exports, while oil and its derivatives accounted for 25.8% of total exports. The development of the Cusiana and Cupiagua oil fields has increased the relative importance of petroleum products as a percentage of total exports. A decline in the value of coffee exports began in 1987 and accelerated with the price drop that followed the collapse in 1989 of the International Coffee Agreement, an arrangement among coffee producing and consuming countries to stabilize coffee prices. Beginning in 1993, coffee exports recovered somewhat due to the effort led by Colombia to limit the world supply of coffee through an agreement with the World Association of Coffee Producing Countries, but coffee exports subsequently declined and are expected to remain a smaller portion of total exports than oil and its derivatives. Coffee exports declined from $1,069 million in

2000 to $949 million in 2004, according to preliminary figures from Banco de la República, primarily due to lower coffee prices. Nontraditional exports, which include products such as shrimp, bananas, flowers and manufactured goods, have increased in recent years. Nontraditional exports have increased from $6,297 million in 2000 to $8,064 million in 2004, and accounted for an estimated 49.7% of exports in 2004. Industrial exports have grown from $4,609 million in 2000 to an estimated $6,198 million in 2004. Exports of textiles and apparel have increased from $1,067 million in 2000 to an estimated $1,471 million in 2004.

In September 2002, in order to comply with World Trade Organization standards, the Government dismantled a tax rebate program that assisted exporters in paying income taxes, sales taxes or import duties. The Government currently assists exporters through the Plan Vallejo, under which producers of goods intended for overseas markets may obtain partial or total exemptions from customs duties and taxes on imported raw materials, capital goods, intermediate goods and spare parts as long as they are incorporated into the goods or services to be exported. In December 2002, the Government agreed with the World Trade Organization to continue the Plan Vallejo through December 31, 2006. In the period of 2000 to the present, the Government has taken additional steps to promote exports, including:

The formation of regional foreign trade advisory committees, which coordinate the knowledge and expertise of both the private sector and the Government. They achieve this purpose by exchanging initiatives and information, drafting proposals for overall programs and strategies, and implementing trade-related actions. These committees promote industry in areas conducive to exports, such as municipalities with shipping ports.

•	The formation of free trade zones — special enclaves which offer exchange, tax, customs and trade incentives to increase and diversify the production of goods and services for overseas markets. Industrial free trade zones may be used for goods and services, tourism promotion and science parks.

•	The creation of EXPOPYME — a program that supports small- and medium-size companies and provides business advice for entrepreneurs seeking export opportunities.

The following table shows the trends in the composition of Colombia’s exports over the years indicated, based on the export figures maintained by Banco de la República for balance of payments purposes.

Trends in the Composition of Exports

1985-2004

	1985		1990		1995(1)		2000(1)		2003(1)(2)		2004(1)(2)
	(millions of U.S. dollars and percentage of total exports)
Exports (FOB):
Oil and its Derivatives	$4,511	11.7%	$1,951	27.5%	$2,185	21.5%	$4,569	34.9%	$3,383	26.2%	$4,180	25.8%
Coffee	1,746	45.2	1,415	19.9	1,832	18.0	1,069	8.2	806	6.3	949	5.9
Coal	126	3.3	545	7.7	596	5.9	861	6.6	1,422	11.0	1,841	11.4
Nickel and Gold	420	10.9	521	7.3	353	3.5	302	2.3	1,000	7.8	1,181	7.3
Nontraditional Exports(3)	1,119	29.0	2,664	37.5	5,190	51.1	6,297	48.1	6,289	48.7	8,064	49.7

Total Exports	$3,862	100.0%	$7,095	100.0%	$10,155	100.0%	$13,099	100.0%	$12,901	100.0%	$16,216	100.0%

Totals may differ due to rounding.

1:	All figures for 1995, 2000, 2003 and 2004 are based on the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual.

2:	Preliminary.

3:	For purposes of this table only, nontraditional exports also include emeralds.

Source:	Banco de la República—Economic Studies.

Exports of goods (according to balance of payments figures) increased by 25.7% in 2004, due to an increase in all categories of traditional exports except emeralds. Nontraditional exports grew by 28.7%, increasing from $6,210 million in 2003 to $7,990 million in 2004. Among nontraditional exports, the largest increases among the categories of specifically identified export products were registered by the iron and steel industries, which increased by 53.7%, and machinery and equipment, which increased by 49.5%. The category of textiles and apparel had a very positive performance as well, increasing from $1,110 million of exports in 2003 to $1,471 million in 2004. Exports of goods (according to balance of payments statistics) in 2004 totaled approximately $16,216 million, including oil and its derivatives (25.8% of total exports), coffee (5.9% of total exports), coal (11.4% of total exports), nickel (3.9% of total exports), gold and emeralds (3.9% of total exports) and nontraditional exports (49.3% of total exports).

According to preliminary figures supplied by DIAN, exports totaled $4,230.8 million during the first quarter of 2005, representing a 25.7% increase as compared to the same period of 2004, primarily due to a recovery of traditional exports, such as oil, coal, ferronickel and coffee, and a positive global economic activity, in particular, in the United States economy, which is the most significant destination for Colombian exports.

The following tables show the composition of Colombia’s exports and the volume and price of Colombia’s leading exports for the years indicated.

Exports (FOB) by Group of Products

	2000	2001	2002	2003(1)	2004(1)	% of total 2004(1)
Mining
Oil and its Derivatives	$4,569.3	$3,285.1	$3,275.0	$3,383.1	$4,179.6	25.8%
Coal	861.2	1,178.8	990.2	1,422.5	1,841.0	11.4
Emeralds	96.8	89.2	91.7	79.7	74.2	0.5
Nickel	211.4	235.2	272.5	414.7	626.1	3.9
Gold(2)	90.8	67.9	105.3	585.2	555.4	3.4
Platinum	6.8	13.4	12.9	16.9	15.6	0.1
Others(3)	234.5	36.3	62.1	114.1	182.2	1.1

	6,070.7	4,905.8	4,809.6	6,016.1	7,474.0	46.1
Agriculture, Livestock, Forestry and Fishing, except Coffee	1,350.2	1,365.7	1,382.8	1,367.1	1,594.1	9.8
Coffee	1,068.7	764.2	772.2	806.3	949.5	5.9
Industry
Food, Beverages and Tobacco	675.0	725.9	730.1	801.0	961.3	5.9
Textiles and Apparel(4)	1,066.6	1,138.1	984.4	1,109.7	1,471.7	9.1
Wood and its Derivatives	47.6	61.0	58.4	80.4	67.9	0.4
Paper and its By-Products	316.7	397.4	369.1	397.9	463.2	2.9
Chemicals	1,335.3	1,373.2	1,337.3	1,200.8	1,491.5	9.2
Nonmetallic Minerals	218.2	245.8	280.8	288.3	324.0	2.0
Iron and Steel Industries	315.3	357.7	333.7	339.7	522.2	3.2
Machinery and Equipment	303.7	387.8	339.2	301.6	451.0	2.8
Other Industries(5)	330.5	510.3	396.4	192.0	446.3	2.8

	4,608.9	5,197.2	4,829.2	4,711.5	6,198.0	38.2

Total Exports	$13,098.5	$12,232.9	$11,793.9	$12,901.0	$16,215.6	100.0%

Totals may differ due to rounding.

1:	Preliminary.

2:	Includes domestic purchases of gold by Banco de la República. The gold figures in this table represent the amount of gold transactions officially registered with Banco de la República. The amount registered does not reflect contraband transactions and may not reflect the amount actually traded. In contrast, the figures in the “Balance of Payments” and “Trends in Composition of Exports” tables reflect the amount actually traded, and therefore differ from the figures presented in this table.

3:	Includes salt, clay and sand mining and manufacture of fertilizers, chemicals and other products.

4:	Includes leather, leather products and plastic.

5:	Includes jewelry, musical instruments, sporting goods and other products.

Source:	DANE for all categories except gold, which was provided by Banco de la República.

Volume and Price of Leading Exports

	2000	2001	2002	2003(1)	2004(1)
Crude Oil Export Volume (thousands of barrels/day)	366.7	301.3	297.2	237.4	219.6
Crude Oil Price ($/barrel)	28.8	23.9	24.2	29.0	37.3
Coffee Export Volume (millions of 60 kg. bags)	9.2	10.0	10.3	10.3	10.2
Coffee Price ($/pound, ex-dock)	1.02	0.72	0.68	0.71	0.84

1:	Preliminary.

Source:	Banco de la República.

In 2004, the total volume of crude oil exported decreased by 7.5%, while the average price of crude oil exported by Colombia increased by 28.5%, from $29.0 in 2003 to $37.3 in 2004. The weighted average price of coffee exported by Colombian producers increased to $0.84 per pound in 2004, representing an 19.1% increase from the average price of $0.71 per pound in 2003. The volume of coffee exports decreased by 0.5% in 2004, as compared with the volume exported in 2003.

Imports

Imports (CIF) increased in 2000 and 2001, growing by 8.3% and 11.2%, respectively, but decreased by 1.0% in 2002. In 2003, imports recorded positive growth of 9.4%, and in 2004, the upward trend continued as total imports increased by 20.6%. In that year, imports of consumer goods increased by 18.5%, imports of raw materials and intermediate goods increased by 24.9% and imports of capital goods increased by 16.0%. In 2004, consumer goods comprised 18.9% of total imports, raw materials and intermediate goods accounted for 47.8% of total imports and capital goods comprised 33.0% of total imports.

According to preliminary figures supplied by DIAN, imports totaled $4,559.8 million during the first quarter of 2005, representing a 26.8% increase as compared to the same period in 2004, primarily due to a 38.3% increase in imports of boilers, machinery and parts by the industrial sector.

The following table shows the composition of Colombia’s major imports for the last five years.

Imports (CIF)

	2000	2001	2002	2003(1)	2004(1)	% of Total 2004(1)
	(millions of U.S. dollars)
Consumer Goods
Non-Durable	$1,429.7	$1,577.6	$1,519.9	$1,416.8	$1,553.7	9.3%
Durable
Autos	289.9	395.9	576.4	601.2	805.8	4.8
Arms and Military Equipment	24.2	38.7	60.1	98.7	77.8	0.5
Others	446.4	527.3	549.0	559.3	734.2	4.4

	760.5	961.9	1,185.5	1,259.2	1,617.8	9.7

	2,190.2	2,539.5	2,705.4	2,676.0	3,171.5	18.9
Raw Materials and Intermediate Goods
Fuels(2)	231.2	181.1	185.7	236.0	260.6	1.6
Electric	5.5	8.1	3.4	3.2	1.7	0.0
Agricultural	500.8	500.4	491.5	560.4	700.6	4.2
Industrial
Industrial, Chemical and Pharmaceutical Products	2,275.0	2,256.2	2,255.6	2,479.5	3,063.4	18.3
Mineral Products	1,232.3	1,209.1	1,144.1	1,265.2	1,826.7	10.9
Non-Food Agricultural Products	989.7	957.1	937.2	1,009.4	1,139.7	6.8
Food Products	677.6	705.3	815.9	858.4	1,013.8	6.1

	5,174.6	5,127.7	5,152.8	5,612.6	7,043.6	42.1

	5,912.1	5,817.3	5,833.5	6,412.3	8,006.5	47.8
Capital Goods
Construction Materials	172.5	189.6	182.8	221.4	296.8	1.8
Agricultural	24.0	40.4	45.8	54.9	56.2	0.3
Transportation	994.3	1,610.4	1,516.1	1,600.9	1,812.4	10.8
Industrial
Industrial Machinery	852.5	1,047.8	773.7	1,025.3	1,288.0	7.7
Office and Technical Machinery	580.7	637.1	657.9	758.9	752.9	4.5
Others	804.3	941.8	946.6	1,109.2	1,327.9	7.9

	2,237.5	2,626.7	2,378.2	2,893.4	3,368.8	20.1

	3,428.3	4,467.1	4,122.9	4,770.6	5,534.2	33.0
Unclassified	7.9	9.8	37.3	29.7	35.5	0.2

Total	$11,538.5	$12,833.7	$12,699.0	$13,888.5	$16,747.6	100.0%

Totals	may differ due to rounding.

1:	Preliminary.

2:	Includes oil derivatives and coal.

Sources:	DANE and Dirección de Impuestos y Aduanas Nacionales (National Directorate of Customs and Taxes).

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	2000	2001	2002	2003	2004
	(percentage of total exports)
United States	50.6%	43.4%	44.7%	47.1%	42.2%
Venezuela	9.9	14.1	9.4	5.3	9.7
Germany	3.3	3.4	2.8	2.0	1.6
Peru	2.8	2.3	2.9	3.0	3.2
Ecuador	3.5	5.7	6.9	5.9	5.9
Japan	1.8	1.3	1.6	1.5	1.6
The Netherlands	0.9	0.9	1.1	2.3	2.3
France	1.0	1.1	1.2	1.1	1.2
United Kingdom	1.8	2.3	1.3	1.4	1.7
Spain	1.3	1.1	1.7	1.5	1.3
Denmark	0.2	0.1	0.3	0.6	0.3

	77.2	75.9	74.0	71.8	71.1
Others	22.8	24.1	26.0	28.2	28.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

Sources: DANE; Banco de la República

Merchandise Imports by Major Trading Partners

	2000	2001	2002	2003	2004
	(percentage of total imports)
United States	40.0%	41.2%	39.8%	38.5%	39.7%
Venezuela	8.0	6.1	6.1	4.7	5.3
Japan	3.7	3.7	4.2	3.8	3.6
Germany	4.5	4.5	4.1	4.4	4.0
Mexico	3.9	3.9	3.9	4.6	4.1
Brazil	3.5	4.0	4.0	4.6	4.5
Canada	1.6	1.6	1.8	1.7	1.5
France	3.1	2.9	2.0	2.9	1.8
United Kingdom	1.7	1.2	1.0	0.9	1.2
Argentina	0.9	1.0	0.9	1.1	1.1

	70.9	70.1	67.9	67.1	66.7
Others	29.1	29.9	32.1	32.9	33.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

Sources:	National Directorate of Customs and Taxes; Banco de la República.

The United States is Colombia’s most important trading partner. During 2004, trade between the two countries accounted for approximately 42.2% of Colombia’s total exports and 39.7% of total imports.

In October 2002, Colombia became eligible to participate in the Andean Trade Promotion and Drug Eradication Act (“ATPDEA”), which President Bush signed in August 2002 and which remains in effect through December 31, 2006. The ATPDEA extends the unilateral tariff preferences on certain goods accorded the Andean countries through the Andean Trade Preference Act to certain new products, such as apparel made with regional fabrics, footwear, leather goods, petroleum and watches. The Government and the private sector have been seeking ways to take advantage of the ATPDEA preferences in order to generate new exports to the United States. During 2004, Colombian exports to the United States under the ATPDEA reached $4,143.5 million. The component of Colombian exports made under ATPDEA reported an increase of 34.1% as compared to 2003, which is much greater than the 16.2% total growth of Colombian exports to the United States taken as a whole during the same period. Of the total Colombian exports to the United States in 2004, 52.9% qualified for preferential treatment under the ATPDEA. Exports that benefited the most included petroleum and its derivatives, flowers and textiles and clothing.

Venezuela traditionally has been the second most significant destination for Colombian exports, accounting for 9.7% of Colombia’s total exports in 2004. Venezuela also remained the second largest source of imports, accounting for 5.3% of Colombia’s total imports in 2004. Colombia has pursued a policy of reducing trade barriers by fostering economic integration with other countries and promoting bilateral and multilateral trade agreements with regional trading partners. The Andean Community of Nations (Comunidad Andina de Naciones), which includes Bolivia, Ecuador, Venezuela, Colombia and Peru, has been revived and trade among member countries has increased significantly. Pursuant to this agreement, originally ratified in May 1969, the member nations implemented common external tariffs on February 1, 1995. Colombia has also entered into a free trade agreement with Mexico and Venezuela, which became effective on January 1, 1995. Since January 1, 1992, Colombia and Venezuela have operated under a reciprocal duty free agreement, applicable to most goods produced in each nation. Capital markets in the two countries have also been liberalized, with Venezuelan and Colombian companies now enjoying greater access to capital in each other’s countries. On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, which became effective in July 2004, created a South American free trade area composed of 300 million inhabitants.

In December 2004, Colombia apprehended Rodrigo Granda, a prominent Colombian rebel, in Venezuela. In January 2005, Venezuelan President Hugo Chávez protested Mr. Granda’s apprehension in Venezuela, charging that Colombia had violated Venezuela’s sovereignty. President Chávez recalled Venezuela’s ambassador from Bogotá (who has since returned) and announced the suspension of bilateral trade and business accords between the countries. Venezuela’s resulting decisions regarding customs controls have affected commerce between the two countries, particularly in cities and towns close to the border. A meeting between President Uribe and President Chávez took place in Caracas on February 15, 2005. After this meeting, President Uribe and President Chávez announced the official end to the dispute and the restoration of diplomatic and commercial relations.

Since 1993, banana exports from Colombia, Costa Rica, Nicaragua and Venezuela to the European Union have been subject to a global quota, providing preferential treatment to certain producers, including former European dependencies in Africa and the Caribbean. The announcement of the European Union regarding the increase in the level of protection for the producers in Africa and the Caribbean, starting in January 2006, triggered a reaction by several Latin American banana producers, including Colombia. On March 30, 2005, these banana producers submitted an arbitrage petition before the WTO requesting the renegotiation of increased tariffs proposed by the European Union.

Foreign Investment

Foreign investment in Colombia was traditionally directed towards the oil and mining sectors. Previously, investment in sectors such as public services was prohibited, and investments in the financial sector were limited to no more than 49% foreign ownership of financial institutions. As part of the Apertura process, the Gaviria administration (1990-1994) enacted reforms designed to make foreign investment in Colombia more attractive. For example, legislation was enacted that ensured equal treatment of foreign and local investors and foreign access to traditionally restricted economic sectors.

Under current law and regulations, foreign investments generally do not require prior governmental authorization. However, foreign entities must register investments with Banco de la República in order to establish their right to transfer profits and capital investments abroad. Investment in certain sectors, including financial services, still requires prior authorization. Foreign investment in national security and defense-related industries, as well as industries which process toxic and radioactive materials, is prohibited.

The Pastrana administration removed many of the remaining restrictions on foreign investment in order to stimulate economic growth and reduce unemployment. In June 1999, Congress approved a constitutional amendment to guarantee adequate compensation for expropriation of property.

Moreover, Decree 241 of 1999 removed restrictions on foreign investments in Colombian real estate, one of the few sectors of the economy in which foreign investment had been banned by the International Investment Statute. The public sector restructuring decrees of June 1999 also allow public entities to sign contracts of “juridical stability” to protect private investors from sudden changes in legislation (including tax rules). Ecopetrol has made changes to the standard terms of its association contracts that are designed to encourage foreign investment in the oil sector. For a more detailed discussion of Ecopetrol’s association contracts, see “Economy—Principal Sectors of the

Economy—Mining and Petroleum.” Finally, Law 756 of 2002 created an oil royalties system geared to encourage oil exploration on small- and medium-size fields, which establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

Net foreign direct investment, as recorded in the balance of payments, was $2,069 million in 2000 and $2,509 million in 2001, increasing in relation to the previous year by 48.6% and 21.3%, respectively. In 2002, net foreign direct investment decreased by 49.9%, to $1,258 million, due to a reduction in foreign capital inflows to the industrial, financial and communications sectors. Net portfolio investment increased from an outflow of $120 million in 2001 to an inflow of $1,016 million in 2002. In 2003, net foreign direct investment totaled $855 million, decreasing by 32.0% in comparison to 2002, due to a decrease in inflows to the transportation and communication sectors. Net portfolio investment reversed in 2003, from an inflow of $1,016 million in 2002 to an outflow of $1,669 million. By 2004, net foreign direct investment totaled $2,597 million, representing an increase of 203.7% as compared to 2003. Net foreign direct investment flows were especially important in the construction, mining and petroleum sectors. Net portfolio investment improved from an outflow of $1,669 million in 2003 to an outflow of $526 million in 2004.

The following table sets forth information on net foreign investment by country of origin for the years indicated below.

Net Foreign Investment by Country of Origin(1)

	2000	2001	2002	2003(2)	2004(2)
	(millions of U.S. dollars)
North America
Canada	$801.9	$10.2	$181.1	$14.7	$7.3
United States	85.3	223.0	783.9	273.8	874.2
México	23.1	11.9	20.5	19.0	16.4

	910.3	245.1	985.6	307.5	897.8
South America
Andean Group	(19.0)	20.5	33.1	17.6	74.0
Others	14.7	48.6	18.4	12.4	14.2

	(4.3)	69.1	51.5	30.0	88.3
Central America
Central American Common Market(3)	3.6	4.2	0.5	3.0	1.5
Panama	217.7	111.5	46.2	172.0	78.7

	221.3	115.7	46.7	175.0	80.2
Caribbean	778.7	521.2	438.6	170.1	492.4
Europe
European Free Trade Association	68.1	39.3	5.5	71.0	31.8
EEC Countries	1,257.7	646.8	140.3	412.6	175.7
Other Countries	0.8	1.2	14.5	0.3	0.6

	1,326.5	687.3	160.3	483.8	208.2
Asia	9.7	18.0	2.7	46.3	10.7
Other Countries	(17.7)	(0.9)	1.3	22.6	9.0
Reinvested Earnings	(445.8)	348.5	3.7	244.4	381.4

Total (excluding petroleum)	2,778.7	2,004.1	1,690.3	1,479.7	2,167.9
Petroleum	(383.9)	520.8	424.2	313.0	571.1
Portfolio Investment(4)	17.1	(40.7)	16.1	(19.9)	380.1

Total	$2,411.9	$2,484.2	$2,130.6	$1,772.9	$3,119.1

Totals may differ due to rounding.

1:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.

2:	Preliminary.

3:	Excluding Panama.

4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source:	Banco de la República.

The following table sets forth information on net foreign investment by sector for the years indicated below.

Net Foreign Investment by Sector

	2000	2001	2002	2003(1)	2004(1)
	(millions of U.S. dollars)
Direct Investment(2) (3)	$2,394.8	$2,524.9	$2,114.5	$1,792.8	$2,739.0
Petroleum	(383.9)	520.8	424.2	313.0	571.1
Agriculture and Fishing	(0.4)	12.5	(5.1)	8.0	18.2
Mining	506.7	523.7	466.2	627.4	1,228.6
Manufacturing	514.1	244.2	313.9	326.2	201.4
Public Services	13.2	(70.8)	134.7	68.2	48.4
Construction	(21.0)	83.8	(4.2)	(8.0)	93.4
Commerce	9.8	204.6	115.9	222.0	127.7
Transportation and Communications	876.4	415.7	345.4	(47.3)	256.0
Finance(3)	792.5	560.3	293.0	242.9	180.3
Social Services	87.5	30.2	30.5	40.4	13.8
Portfolio Investment(4)	17.1	(40.7)	16.1	(19.9)	380.1

Total	$2,411.9	$2,484.2	$2,130.6	$1,772.8	$3,119.1

Totals may differ due to rounding.

1:	Preliminary.

2:	Includes reinvested earnings.

3:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.

4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source:	Banco de la República.

MONETARY SYSTEM

Banco de la República

Banco de la República, Colombia’s central bank, was chartered in 1923. Following ratification of the 1991 Constitution, Banco de la República was granted greater independence from the Government in its administration and in the formulation of monetary policy. The 1991 Constitution charges Banco de la República with the primary mission of controlling inflation, as measured by changes in the consumer price index, in addition to other central banking functions.

Banco de la República’s board of directors is responsible for setting monetary and exchange rate policy. The board of directors has seven members, five of whom are appointed by the President to four-year terms. At the end of each four-year term, the President may replace up to two of the five presidential appointees and must re-appoint the remaining three appointees. The Minister of Finance is the sixth board member and is the sole representative of the Government on the board of directors. The seventh member is elected by the other six members and serves as the Governor of Banco de la República. Unless all seven members of the board of directors vote to do so, Banco de la República may not finance the Government’s budget deficits. The Constitution prohibits Banco de la República from making loans to the private sector except to provide liquidity to the financial system or to arrange and intermediate non-peso denominated loans in the local market for specific limited purposes.

Banco de la República is authorized by law, subject to certain restrictions, to regulate interest rates payable on time deposits, establish minimum reserve requirements for credit institutions and provide discount facilities for certain types of bank loans. In addition, Banco de la República performs other traditional functions of a central bank, including managing the country’s international reserves and acting as lender of last resort to the financial system. The Government is responsible for any losses and entitled to any profits generated from the operations of Banco de la República. Banco de la República registered a Ps. 827.8 billion profit for 2004, which the Government may use to finance the 2005 national budget.

Financial Sector

As of December 31, 2004, Colombia’s financial system was comprised of 28 banks, four corporaciones financieras (financial corporations), 25 compañías de financiamiento comercial (commercial financing companies) and a number of securities brokerage houses and other non-banking institutions, such as insurance companies, trust companies and bonded warehouses. The main types of financial institutions are described below.

Banks. The Government owns four of the 28 Colombian banks. The Colombian financial system also includes institutions that promote specific sectors of the Colombian economy, such as FEN. See “Economy—Role of the State in the Economy; Privatization—State-Owned Financial Institutions.”

Financial corporations. Financial corporations are specialized institutions that mainly make equity investments in and medium-term loans to various companies. Financial corporations also engage in project finance, an activity that has increased in recent years. Although they may engage in some banking activities, financial corporations are prohibited from taking demand deposits and instead rely on savings, time deposits, certificates of deposit, bonds, intermediation of lines of credit from multilateral institutions and short-term deposits from companies and individuals to meet their funding needs. Most financial corporations are private sector institutions.

Commercial financing companies. Commercial financing companies specialize in providing working capital financing and credit for the purchase of consumer goods, but may also participate as intermediaries in foreign exchange transactions, conduct leasing operations and take short-term deposits.

The following table shows the number of financial institutions and the percentage of loans and deposits corresponding to each category.

Colombian Financial System

(at December 31, 2004)

	Number	% of Loans	% of Deposits
Banks
Domestic Private	24	61.3%	73.0%
State-Owned	4	9.0	14.1

	28	70.3	87.1
Financial Corporations	4	5.5	3.6
Commercial Financing Companies(1)	25	8.6	4.5
Cooperative Institutions(2)	1	0.1	0.1
Special State-Owned Institutions(3)	10	15.6	4.7

Total	68	100.0%	100.0%

Totals may differ due to rounding.

1:	Includes companies specialized in leasing.

2:	Includes only Coopcentral.

3:	Includes FEN, Bancoldex, Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fonade, Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), and Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”).

Source:	Superintendency of Banks.

The principal regulators of financial institutions and the financial markets are the Ministry of Finance, Banco de la República, the Superintendency of Banks and the Superintendencia de Valores (Superintendency of Securities).

In 1989, the Government promulgated new rules, which were further amended in 1994, setting forth the procedures to be followed in classifying loans as “non-performing” on the basis of specific risk and performance factors, establishing reserve requirements for loans and implementing capital adequacy requirements consistent with the standards recommended under the Basel accord. These rules are intended to improve the Colombian banking system and to ensure that standards followed by Colombian commercial banks are consistent with those followed by banks in other countries. Under these rules, banks are required to maintain net technical capital equal to at least 9.0% of their risk-weighted assets. The aggregate net technical capital of Colombian banks (or solvency ratio) increased from 12.6% of risk-weighted assets at December 31, 2003 to 13.1% at December 31, 2004.

Over the last 15 years, the Government has also taken steps to prevent a recurrence of past problems in the financial sector (particularly those problems of the early 1980’s that caused the Government to assume ownership of several commercial banks to prevent their failure), including the promulgation of stringent banking regulations and market-oriented foreign exchange policies. Law 45 of 1990 introduced the universal banking model, which permits commercial banks, through separate subsidiaries, to engage in stock brokerage, leasing, factoring, investment banking and other related activities, thereby stimulating competition among financial institutions and consolidating the financial sector.

In addition, under Law 45, foreign investment is now permitted in all types of financial institutions with no restrictions on the level of foreign ownership. As a result, with prior approval of the Superintendency of Banks, foreign entities are able either to purchase controlling interests in commercial banks or to increase their ownership in existing commercial bank subsidiaries. Law 45 has led to increased foreign investment in the banking sector. However, despite the opening of the banking sector to foreign investment, the Colombian financial sector as a whole remains one of the most strictly regulated in Latin America.

Notwithstanding these initiatives, the internal economic conditions in Colombia during 1999, along with the impact of the residual economic problems of 1998 and the difficulties in the international capital markets, led to a sharp increase in domestic interest rates and a slowdown in economic growth. These events resulted in an increase in the amount of non-performing loans and impaired the asset quality of Colombian banks. While medium and large financial institutions ultimately handled this situation well, some small and state-owned institutions suffered liquidity problems so severe that the Government was forced to intervene. During 1999, the Government liquidated

15 financial institutions, four of which were banks. The nine largest institutions liquidated in 1999 held about 3.8% of the total assets of the financial institutions reporting to the Superintendency of Banks as of December 31, 1998. In 2000, the Government liquidated two institutions under the supervision of the Superintendency of Banks, Corporación Financiera de Occidente S.A., which held 0.08% of the total assets of the financial system, and Corporación Financiera de Transporte S.A., which held 0.07% of the total assets of the financial system. While financial indicators deteriorated significantly in 1999, the results for 2000 reflected the beginnings of a recovery in the financial sector. The loss of Ps. 1,580.2 billion experienced by the financial sector in 2000 can be explained by two factors: the removal of impaired assets from balance sheets, which generated a financial loss, and a higher ratio of reserves to non-performing loans, in compliance with stringent measures adopted by the Superintendency of Banks. In 2002 and 2003, the financial sector improved markedly, registering net profits of Ps. 1,534.9 billion and Ps. 2,173.0 billion, respectively, in part due to the Government’s efforts to improve the financial sector’s asset quality and aggregate solvency ratio, which the Government undertook in response to the 1998-1999 economic downturn. Net profits in the financial sector continued to grow in 2004, reaching Ps. 3,347.7 billion, primarily due to growth in the financial services sector. Notwithstanding these gains, profits in the financial sector in the last three years were still low as a percentage of total equity, although non-performing assets and overdue portfolio indicators, other than those for mortgages, also improved. Moreover, the growth experienced since 2001 has not insulated the industry from further liquidations. In 2002, the Government liquidated Corfinorte, a financial corporation, which, prior to its liquidation, held 0.14% of the total assets of the financial system. In 2003, the government liquidated the Instituto de Fomento Industrial (IFI) and Financiera FES, which, prior to their liquidation, together held 0.44% of the total assets of the financial system. The Government has not liquidated any financial institutions in 2004.

The following table shows the results of the financial sector as of and for the year ended December 31, 2004.

Selected Financial Sector Indicators

(in millions of pesos as of and for

the year ended December 31, 2004)

	Assets		Liabilities		Net Worth		Earnings/(Losses)
Private Sector Institutions	Ps.	97,520,030	Ps.	85,246,726	Ps.	12,273,304	Ps.	2,410,009
Cooperatives(1)		56,839		51,225		5,615		(771)
State-Owned Institutions(2)		38,926,152		32,714,764		6,211,387		938,472

Total	Ps.	136,503,021	Ps.	118,012,715	Ps.	18,490,306	Ps.	3,347,710

Totals may differ due to rounding.

1:	Includes only Coopcentral.

2:	Includes Banks, Commercial Financing Companies and Special Financing Institutions.

Source:	Superintendency of Banks.

The Government played an active role in addressing the problems that emerged within the financial system in 1998 and 1999. The Government focused on addressing the decline in the financial sector’s asset quality (which resulted primarily from the increase in non-performing loans) and the decrease in the aggregate solvency ratio of the sector, and on regulating the financial sector more closely. Between November 1998 and December 1999, the Government launched three debtor relief programs. The total cost of the debt relief provided by the Government from the launch of the first debt relief program in 1998 to December 1999 was estimated at Ps. 2.17 trillion. No additional mortgage debt relief programs have been announced since December 1999.

FOGAFIN, the Colombian insurance deposit fund, is responsible for implementing many of the Government’s measures to support the financial sector. FOGAFIN’s primary mission is to protect depositors and preserve the stability of Colombian financial institutions.

In response to the economic downturn in 1998-1999, a recapitalization program was launched by the Government in the second quarter of 1999 to assist small- and medium-sized banks that were economically viable but had only limited access to international capital. The objective of the program was to strengthen the balance sheets of the participating banks by writing off non-performing assets and injecting additional capital from both cash contributions from shareholders and loans from FOGAFIN to the shareholders, the proceeds of which were used to purchase FOGAFIN-issued bonds, which bonds were then contributed to the banks. The shareholders were required to pledge stock of their banks with a value equal to 133% of the principal amount of the loans as security for the repayment of the FOGAFIN loans. The bonds issued by FOGAFIN were either held on the bank’s balance sheet or sold for cash. The end result of this recapitalization was that the participating bank reached a ratio of net capital to risk-weighted assets of 10%, one percentage point higher than the current minimum requirement of 9%.

Although this program was intended to cover both private and state-owned financial institutions, in practice, the recapitalization of state-owned banks required additional measures, including the transfer of non-performing assets to new special purpose entities and the subsequent sale of those assets, the administrative reorganizations of the banks and the eventual privatization of the banks.

Fifteen private institutions (AV Villas, Banco Colpatria, Banco Superior, Banco de Crédito, Interbanco, Banco Unión Colombiano, Colmena, Conavi, Corfinorte, Coltefinanciera CFC, Multifinanciera, Credinver, Confinanciera, Megabanco and Financiera FES) joined the FOGAFIN program between 1999 and 2004. By the end of 2004, the participating institutions had received Ps. 779.0 billion in capital, which came from long-term loans to finance the purchase of FOGAFIN-issued bonds. With the exception of the three institutions liquidated in 2002 and 2003, the financial institutions that took advantage of the FOGAFIN credit line have improved considerably, with their indicators now approaching those of other private financial institutions.

The Government assistance program for private financial institutions was designed to be self-financing and to yield returns to help pay for possible defaults. FOGAFIN issues bonds yielding the average short-term composite reference rate (Depósitos a Término Fijo (“DTF”)) and lends these bonds to financial institutions for terms of one to three years at the rate of DTF + 2% and terms of four to seven years at the rate of DTF + 3%. It is estimated that the Government will not incur costs with respect to the assistance program, except for credit support provided to Interbanco, a private commercial bank.

In an effort to provide additional support for mortgage banks, the Government launched a recapitalization program for these institutions in 2001. Resolution No. 006 of 2001 authorizes FOGAFIN to extend credit to the owners of mortgage banks to finance the purchase of capitalization bonds issued by FOGAFIN, in exchange for appropriate guarantees and subject to a significant injection of equity by the owners. To qualify for the program, at least 50% of the mortgage bank’s loan portfolio at the end of 2000 had to be comprised of loans for the purchase of residential real estate. Under this program, FOGAFIN has provided Ps. 599.9 billion in capital to four private institutions whose combined assets represent 80% of the total assets of the private mortgage bank sector and in 2004, FOGAFIN provided Ps. 213.9 million to Central de Inversiones S.A., a publicly owned financial institution, to be repaid by September 2007.

As of December 2004, the total cost to the Government of assisting state-owned institutions reached Ps. 6.1 trillion. Approximately Ps. 5.2 trillion was funded through bonds guaranteed by the Government, approximately Ps. 600.0 billion was funded through revenues from the tax on financial transactions collected in 1998 and 1999 and approximately Ps. 400.0 billion was funded through premiums charged for insurance on deposits.

Since 1998, FOGAFIN has assumed management responsibility and control of four banks (Banco del Estado, Banco Uconal, Bancafé and Interbanco), a savings and loan institution (Granahorrar) and two private consumer credit institutions (Fundación FES Compañía de Financiamiento Comercial and Corficafe). In managing these financial institutions, the Central Government, along with FOGAFIN, has formulated a strategy based on the same principles followed by the private banks for improving the institutions’ balance sheets and increasing their net worth. The four main objectives of this strategy are:

•	elimination of possible systemic risks of public banks (avoiding the “contamination risk”);

•	reduction of credit risk and improvement of management techniques in order to avoid increases in fiscal costs of the public sector banks;

•	restructuring and strengthening of public sector bank balance sheets in order to restore their financial viability; and

•	privatization of all public sector banks, except for Banco Agrario de Colombia (the successor entity to Caja Agraria, which was liquidated in June 1999) and certain special state-owned institutions, especially development banks.

FOGAFIN assumed control of and recapitalized Bancafé, the bank traditionally owned by coffee growers, in 1999. In 2001, Bancafé received Ps. 1,000 billion in assets and liabilities from Banestado and BCH to increase its productive assets, enlarge its client base and raise profitability. In recent years, Bancafé’s workforce and branch network have been reduced to facilitate the sale of the bank by the Government. Although efforts to privatize or liquidate all public banks (except Banco Agrario, which is to remain public) continued in 2002, market events, as well as legal and administrative issues, caused some delays. In August 2003, the Government formally announced a plan to sell Bancafé, which involves selling a 55% stake to a strategic investor who would take administrative control of the bank. In compliance with Law 226 of 1995, the remaining 45% would then be offered first to current and former employees of the bank as well as social solidarity institutions and, finally, to the general public if market conditions are favorable. If the Government does not sell all or part of the remaining 45% to the public, the strategic investor would have an obligation to purchase the remaining unsold shares. On February 18, 2004, the award process commenced, but terminated the same day after no bids for the purchase of the strategic investment were received. Despite this setback, the Government is continuing its efforts to sell Bancafé, and to that end is currently evaluating alternative divestiture plans.

During 1999 and 2000, several steps were taken to more closely regulate the financial sector. Circular 039 of 1999 was issued to assist in the restructuring of loans to companies in the industrial, agricultural and nonfinancial services sectors. Law 510 of 1999 (financial reform) increased the minimum net worth requirements for financial institutions and streamlined the process for the Government takeover of troubled financial institutions. Law 546 of 1999 (mortgage reform law) decreased the obligations of mortgage loan debtors by implementing the UVR inflation index, eliminating the penalties for prepayment of mortgage loans and changing the permitted term of mortgage loans from a fixed term of 15 years to terms of 5 to 30 years. Law 546 also gave the savings and loan institutions three years to become banks; this conversion was completed on December 31, 2001. Law 550 of 1999 was intended to restore the credit relationship between lenders and corporate borrowers by establishing a new framework for the restructuring of past due loans. Finally, Law 617 of 2000 was designed to allow territorial entities to restructure their debt, while instituting programs to achieve fiscal viability in the long run.

In January 2003, a reform of the financial institutions law was enacted. The principal objectives of this legislation are to improve the regulation of banks and to better protect depositors, in part by implementing stricter capital requirements based on international standards. No assurance can be given, however, that the legislation will achieve those objectives.

Liquidity and Credit Aggregates

The total amount of loans outstanding from Colombian financial institutions amounted to Ps. 58,783 billion at December 31, 2004, as compared to Ps. 53,163 billion at December 31, 2003 and Ps. 50,232 billion at December 31, 2002.

Past due loans decreased in absolute terms from Ps. 4,386 billion at December 31, 2002 to Ps. 3,602 billion at December 31, 2003 and to Ps. 1,947 billion at December 31, 2004. As a percentage of total loans, past due loans fell from 8.7% at December 31, 2002 to 6.8% at December 31, 2003 and further decreased to 3.3% at December 31, 2004. Provisions as a percentage of past due loans increased from 86.5% at December 31, 2002 to 98.5% at December 31, 2003 and to 149.9% at December 31, 2004. The following table shows selected monetary indicators for the years indicated.

Selected Monetary Indicators

	2000	2001	2002	2003	2004
Ml(1) (percentage change)	30.5%	12.1%	15.5%	15.2%	16.8%
M2(2) (percentage change)	5.6	9.7	7.3	12.1	18.2
M3 + Bonds(3) (percentage change)	3.6	9.3	8.2	12.1	16.8
Credit from the Financial System (percentage change) (4)	(8.4)	2.2	4.0	9.3	12.2
Discount Rate(5) (percent)	12.7	10.7	5.9	7.1	6.9

1:	Currency in circulation plus demand deposits.

2:	Ml plus certificates of deposit plus savings deposits.

3:	M3 (i.e., currency in circulation plus liabilities subject to minimum reserve requirements) and bonds issued by the financial system.

4:	Gross credit to private sector. Financial system excludes Banco de la República.

5:	Banco de la República’s one-day discount rate for liquidity to the financial system. Weighted average for the year.

Source:	Banco de la República.

Interest Rates and Inflation

The Colombian economy began to recover in 2000 from the economic downturn experienced in 1998 and 1999. The 2.8% real GDP growth rate recorded for the year was achieved within an environment characterized by low and stable interest rates. The accomplishments of the targets set under the IMF agreement, the floating exchange rate, the achievement of the inflation targets and the renewed confidence in the economy allowed the sustainability of such an environment in 2000. Interest rates in 2000 fluctuated within a small range, from a low of 10.2% in February to a high of 13.3% in December. By December 2001, the DTF had declined by 1.9 percentage points to 11.4% and had further declined to 7.7% in December 2002. During the first ten months of 2003, the DTF remained stable, registering between 7.7% and 7.8%. However, by December 2003, the DTF grew slightly to 8.0%. Throughout 2004, the DTF remained between 7.7% and 8.0% and ended the year at 7.8%. The central bank increased its discount rate two times during 2003, resulting in a total increase of 2.0 percentage points. In 2004, the central bank reduced its discount rates three times, resulting in a total reduction of 0.75 percentage points.

The Government’s policy has been to reduce inflation gradually to minimize the impact on economic growth. Since 1971, Colombia has experienced year-to-year consumer inflation rates ranging from a high of 32.4% in 1990 to the recent low of 5.5% in 2004, the lowest year-to-year rate ever recorded. The decline in consumer inflation rates from the 25-30% range of the late 1980’s and early 1990’s was possible due in part to the effective implementation of a monetary policy that removes excess liquidity from the economy, providing only the amount of cash necessary for the optimal performance of the economy. Consumer inflation declined to 7.6% in 2001 and to 7.0% in 2002. In 2003, consumer inflation declined further to 6.5%, due to the effect of an appreciation in the value of the peso. In 2004, due to the continued strength of the peso, consumer inflation continued to decline, registering 5.5% for the twelve months ended December 31, 2004. The central bank’s current target for consumer inflation in 2005 is between 4.5% and 5.5%.

Producer price inflation declined to 11.0% in 2000 and 6.9% in 2001, but increased to 9.3% in 2002. In 2003, producer price inflation declined to 5.7%, and further declined to 4.6% in 2004. The decline registered in 2003 and 2004, as compared to 2002, was due primarily to the appreciation in the value of the peso in 2003 and 2004. Colombia does not have a system of mandatory price controls. Certain goods and services provided by the public sector, however, historically have been subsidized. In recent years, the Government gradually has been dismantling subsidies of the prices of electricity, fuel, transportation and other services and has increased prices for these goods and services at rates faster than inflation in order to bring prices to levels that reflect the true costs. As of January 1, 1999, the Government stopped controlling fuel prices, which now track international prices.

Monetary policy has also focused on counterbalancing the effect of large capital inflows and maintaining the stability of the real exchange rate. To this end, from time to time the Government has imposed taxes on transfers of foreign currencies to Colombian residents from abroad, required mandatory investment of foreign exchange receipts in negotiable “exchange certificates” and imposed deposit requirements with respect to foreign currency denominated indebtedness of less than a specified term. The next section discusses foreign exchange rates in further detail.

The following table shows changes in the consumer price index and the producer price index and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2000	8.8	11.0	12.2
2001	7.6	6.9	12.4
2002	7.0	9.3	8.9
2003	6.5	5.7	7.8
2004
January	6.2	5.3	8.0
February	6.3	5.0	7.9
March	6.2	4.6	7.8
April	5.5	4.1	7.8
May	5.4	5.3	7.8
June	6.1	5.9	7.9
July	6.2	5.2	7.8
August	5.9	5.2	7.8
September	6.0	5.5	7.7
October	5.9	5.8	7.7
November	5.8	5.5	7.7
December	5.5	4.6	7.8
2005
January	5.4	4.4	7.7
February	5.3	4.3	7.7
March	5.0	4.9	n.a.

1:	For annual periods, percentage change over the twelve months ended December 31 of each year; for monthly periods in 2004 and 2005 percentage change over the previous twelve months at the end of each month indicated.

2:	Average for each of the years 2000-2003, and for each month in 2004 and 2005 (year-to-date), of the DTF, as calculated by the Superintendency of Banks.

Sources:	DANE, Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

From January 1994 to September 1999, Banco de la República maintained a band within which the exchange rate was permitted to fluctuate. On September 25, 1999, the central bank decided to abandon the band system and adopt a free-floating exchange rate system. This change was made only after an initial agreement with the IMF for an Extended Fund Facility was reached, evidencing a commitment by multilateral organizations to support the Colombian economic program. The transition to the new free-floating foreign exchange regime did not result in a significant deterioration of the exchange rate.

In addition to its past interventions in the exchange rate market, Banco de la República also sought to prevent the public and private sectors from incurring excessive amounts of debt in foreign currencies as a means of controlling the exchange rate. To this end, Banco de la República required a certain percentage of the debt incurred (depending on the maturity of the debt) to be deposited in pesos with the bank in a non-interest bearing account for a fixed period of time. As a result of this requirement, short-term capital flows fluctuated significantly from year to year, experiencing net outflows of $1,997 million in 2000. In order to further its policy of liberalizing the foreign exchange system, in April 2000, the central bank lifted this restriction. In 2001, a net outflow of $2,569 million was registered and in 2002, a net inflow of $2,724 million was registered. The inflow in 2002 was primarily due to the liquidation of public sector external portfolio investments. In addition to the deposit requirements, Banco de la

República has prohibited Colombian financial institutions from funding foreign currency loans with borrowings of shorter maturities and has set a limit on a financial intermediary’s net foreign currency position, which is defined as foreign currency denominated assets minus foreign currency denominated liabilities. In 2003, net short-term capital outflows totaled $229 million. On December 31, 2003, the representative market rate published by the Superintendency of Banks for the payment of obligations denominated in U.S. dollars was Ps. 2,778.2/$1.00, a 3.0% depreciation from the peso’s value in dollars at December 31, 2002. During 2004, the peso experienced an appreciation in value of 14.0%, increasing from Ps. 2,778.2/$1.00 on January 1, 2004 to Ps. 2,389.8/$1.00 on December 31, 2004. The appreciation observed in the exchange rate in 2004 was primarily due to the depreciation of the U.S. dollar compared to other currencies, which generated a regional appreciation of Latin-American currencies, as well as an increase in remittances. Real average appreciation of the peso was 11.5% on an annualized basis through November 2004 as compared to real average depreciation of 10.8% for the same period in 2003.

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

	Representative Market Rate(1)		Real Exchange Rate Index(2)(3) Average
Year	Average	End-of-period
	(pesos per U.S. dollar)		(Avg. 1994=100)
1999	1,758.6	1,873.8	100.1
2000	2,087.4	2,229.2	102.7
2001	2,299.8	2,291.2	101.2
2002	2,508.0	2,864.8	118.8
2003	2,877.8	2,778.2	125.0
2004
January	2,749.1	2,742.5	126.6
February	2,717.9	2,682.3	122.5
March	2,670.8	2,678.2	120.8
April	2,639.6	2,647.0	116.9
May	2,719.4	2,724.9	119.4
June	2,716.6	2,699.6	119.0
July	2,653.3	2,612.4	116.9
August	2,598.6	2,551.4	114.0
September	2,552.8	2,595.2	112.5
October	2,580.7	2,575.2	114.7
November	2,530.2	2,479.1	112.2
December	2,411.4	2,389.8	n.a
2005
January	2,363.0	2,367.8	n.a
February	2,340.5	2,323.8	n.a
March	2,353.5	2,376.5	n.a

1:	Representative market rate, as calculated by the Superintendency of Banks.

2:	Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year.

3:	The Real Exchange Rate Index figures for 2003 and 2004 are preliminary.

Source:	Banco de la República.

International Reserves

Banco de la República’s net international reserves increased from $9,004.1 million at December 31, 2000, to $10,191.8 million at December 31, 2001, to $10,840.5 million at December 31, 2002, to $10,915.6 million at December 31, 2003 and to $13,535.8 million at December 31, 2004. The increase in the international reserves during 2000-2004 was primarily due to the requirements established under the Extended Fund Facility arrangement signed between Colombia and the IMF.

Banco de la República invests its international reserves in a mix of currencies that reflects the profile of the country’s foreign debt. At December 31, 2004, this mix of currencies was approximately 85% U.S. dollars, 12% euros and 3% Japanese yen.

The following table shows the composition of the international reserves of Banco de la República at the end of the years indicated.

International Reserves

	at December 31,
	2000	2001	2002	2003	2004(1)
	(millions of U.S. dollars)
Gross International Reserves
Monetary Gold	$90.4	$90.1	$96.6	$106.4	$114.6
Special Drawing Rights	149.9	156.7	163.6	165.5	167.4
International Monetary Fund	394.5	394.5	394.5	394.5	394.5
Investments	7,595.7	8,948.6	9,361.1	9,436.7	12,090.2
Others(2)	775.6	655.1	828.3	818.3	773.2

	9,006.1	10,245.1	10,844.1	10,921.4	13,539.9
Less: Short- and Medium-Term Liabilities of Banco de la República	2.0	53.3	3.6	5.8	4.1

Net International Reserves	$9,004.1	$10,191.8	$10,840.5	$10,915.6	$13,535.8

Reserves (Months of Imports (FOB))
Goods(3)	9.7	10.0	10.8	9.9	10.2
Goods and Services(4)	7.5	7.7	8.5	7.9	8.2

Totals may differ due to rounding.

1:	Preliminary.

2:	Includes deposits in Latin American Reserve Fund, cash, Andean pesos, sight deposits, remittance in process and compensation agreements.

3:	Reflects imports of goods, as well as special trade operations.

4:	Contains items included in (3) above, plus imports of factor and non-factor services.

Source:	Banco de la República.

Securities Markets

On July 3, 2001, the Bolsa de Valores de Colombia (Colombian Stock Exchange) was formed as a result of the merger of the three existing stock exchanges (Bolsa de Bogotá, Bolsa de Medellín and Bolsa de Occidente). Both debt and equity securities are traded on the Colombian Stock Exchange, although the vast majority of securities traded are fixed-income debt securities. The Colombian Stock Exchange has adopted an index called the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”), which is comprised of a group of equity securities, the composition of which is determined in part by the frequency of trading in each quarter. From December 31, 2002 through December 31, 2003, the IGBC increased by 45.1% in nominal terms, from 1,608.7 points to 2,333.7 points. At December 31, 2004, the IGBC registered 4,345.8 points, representing a 86.2% increase in nominal terms. The Mercado Electrónico Colombiano (Colombian Electronic Market or “MEC”), a centralized operating system for fixed-income securities only, began to operate on October 29, 2001.

The Colombian Stock Exchange is owned by member firms responsible for developing and implementing regulations governing trading on the exchange. Although self-regulating, the exchange remains subject to the approval and supervision of the Superintendency of Securities, the securities market regulatory agency. According to the Superintendency of Securities, the market capitalization of the Colombian Stock Exchange as of December 31, 2004 was $24,588 million.

The total value of securities traded on the Colombian stock exchange during 2004 was Ps. 622.0 trillion (approximately $258.0 billion), representing a nominal increase of 58.5% in peso terms and 84.2% in dollar terms as compared to 2003.

Equity trading during 2004 amounted to approximately Ps. 5,447.7 billion, or 0.9% of the total value of securities traded. This represents a nominal increase of 135.2% in the total value of equity trading from 2003 to 2004.

PUBLIC SECTOR FINANCE

General

The Constitution and the Budgetary Organic Law of 1996 (the “budgetary law”) govern Colombia’s budgetary process. The budget process requires the participation of all governmental ministries and agencies. The Ministry of Finance prepares a revenue and expenditure summary for the Government and public sector agencies, and then presents it in the form of a bill to Congress by the July prior to the beginning of the next fiscal year. Both houses of Congress must approve the budget by November of each year. It is then presented to the President, who has veto power over individual expenditures. Expenditure increases, but not expenditure reductions, must be approved by Congress as budget amendments. Local legislatures approve their budgets in accordance with the general procedures established pursuant to departmental and municipal law.

The Constitution and Law 60 of 1993 (described below under “—Public Sector Accounts—Revenues”) require the Government to transfer funds to departmental and municipal governments. Although the Government does not finance departmental and local government deficits, all domestic bond offerings and foreign debt incurred by these governmental entities must be approved by the Central Government. In addition, under Law 358 of 1997, municipalities and departments may not incur debt service obligations beyond a certain percentage of their operational savings (defined as current revenues less current expenditures).

The budgets for state-owned companies are evaluated by the Ministry of Finance and the National Planning Department, approved by the Consejo Superior de Política Fiscal (“CONFIS”) and sanctioned by Presidential decree. These budgets conform with the macroeconomic plan adopted by the Government each fiscal year, which sets general revenue and expense targets for the state-owned companies. During the year, the Government may modify these budgets.

The budgets of Government ministries and agencies, departmental and municipal governments and state-owned companies constitute the consolidated nonfinancial public sector fiscal accounts. These accounts exclude both the revenues and the expenses of state-owned financial institutions. State-owned financial institutions, development banks and commercial banks have a separate budget process supervised by the Superintendency of Banks.

The Contraloría General de la República (General Comptroller of the Republic) audits the financial accounts of the Government, which are submitted annually to the Congress for approval.

In 1995, the Fondo de Ahorro y Estabilización Petrolera (Oil Stabilization and Savings Fund or “FAEP”) was created to monitor the macroeconomic effects of the large foreign exchange inflows due to recently discovered oil reserves and to ensure that local governments prudently use the revenues generated from petroleum royalties. Under the law establishing FAEP, royalties from petroleum production in excess of a predetermined amount payable to the national and local governments are invested abroad through FAEP and are only disbursed for infrastructure projects and social expenditures. Banco de la República administers FAEP. FAEP received contributions in 2004 for Ps. 166.8 billion, as compared to a transfer of Ps. 139.3 billion in 2003 to Ecopetrol and territorial entities. At the end of 2004, the total fund balance was Ps. 3,103.0 billion, or 1.3% of GDP. Of the amount received in 2004, Ps. 189.3 billion was disbursed under Law 633 of 2000 (described below under “—Public Sector Accounts—Revenues”) to decrease the outstanding debt of the local governments, which significantly increased since 2003. It is estimated that FAEP will not receive additional contributions in 2005, but that it will disburse Ps. 457.5 billion in a continuing effort to reduce local government debt.

Since taking office in August 2002, the Uribe administration has been implementing a comprehensive fiscal adjustment program designed to end the progressive increases in the fiscal deficit in the short term and to institute the structural reforms necessary for public finance stability in the long term. Toward that end, the Government has introduced measures to increase public revenues and reduce public expenditures, as described in more detail below.

Public Sector Accounts

The following tables set forth revenues and expenditures (on a cash-flow basis) for the consolidated nonfinancial public sector for the 2000-2004 period, budgeted figures for 2005 (submitted to Congress on July 29, 2004 and passed on October 20, 2004) and the resulting fiscal surplus or deficit as a percentage of GDP.

Nonfinancial Public Sector Revenues and Expenditures(1)

	2000		2001		2002		2003		2004(2)		Budget 2005(3)
	(billions of pesos)
Central Government
Total Revenues	Ps.	22,680	Ps.	27,489	Ps.	30,233	Ps.	34,319	Ps.	39,826	Ps.	43,520
Total Expenditures
Current Expenditures		26,422		30,765		33,535		38,284		43,420		52,640
Capital Expenditures		5,690		6,808		6,659		6,821		7,403		9,300

		32,112		37,573		40,194		45,105		50,823		61,940
Net Loans to Other Entities		832		1,471		1,259		865		298		403
Accrual adjustments(4)		580		704		(1,215)		123		(2,688)		2,348

(Deficit)/Surplus		(9,684)		(10,850)		(12,435)		(11,528)		(13,983)		(16,475)
Decentralized Agencies
Total Revenues		3,948		3,799		2,831		3,359		4,115		4,822
Total Expenditures
Current Expenditures		1,422		1,517		1,617		1,364		1,492		1,872
Capital Expenditures		1,011		1,453		1,221		1,475		1,617		2,171

		2,432		2,970		2,838		2,839		3,109		4,043
Net Loans to Other Entities		(81)		(36)		0		(1)		(65)		4
Accrual adjustments(4)		227		(170)		32		33		35		36

(Deficit)/Surplus		1,824		696		25		555		1,106		811
Local Public Sector(5)
Total Revenues		22,272		26,067		28,749		31,349		34,650		36,066
Total Expenditures
Current Expenditures		13,744		15,608		16,498		18,406		18,699		20,375
Capital Expenditures		9,044		10,116		10,601		12,336		12,103		13,489

		22,788		25,724		27,099		30,743		30,802		33,863
Net Loans to Other Entities		(212)		(243)		(235)		(286)		(149)		(262)
Accrual adjustments(4)		0		(87)		(363)		443		184		27

(Deficit)/Surplus		(304)		498		1,522		1,336		4,181		2,493
Social Security
Total Revenues		13,694		14,632		16,693		19,967		25,279		30,114
Total Expenditures
Current Expenditures		11,625		14,171		16,009		17,935		21,179		24,969
Capital Expenditures		88		27		27		20		65		32

		11,713		14,198		16,035		17,954		21,245		25,001
Net Loans to Other Entities		0		(500)		(500)		0		0		30
Accrual adjustments(4)		(186)		166		1,205		(310)		129		(150)

(Deficit)/Surplus		1,794		1,100		2,363		1,703		4,163		4,933
Coffee Fund
Total Revenues		(102)		3		32		115		87		100
Total Expenditures
Current Expenditures		127		108		63		58		55		67
Capital Expenditures		35		13		2		8		7		6

		162		121		65		65		62		72
Net Loans to Other Entities		10		(41)		22		27		14		16
Accrual adjustments(4)		0		0		(113)		289		26		0

(Deficit)/Surplus		(275)		(77)		(168)		311		37		12
Nonfinancial Public Enterprises
Total Revenues		7,471		7,522		8,356		9,447		11,343		12,614
Total Expenditures
Current Expenditures		4,524		4,947		5,843		6,164		7,583		7,061
Capital Expenditures		3,628		1,976		1,893		2,041		3,258		3,941

		8,152		6,923		7,736		8,205		10,841		11,003
Net Loans to Other Entities		(538)		(479)		(423)		(596)		(320)		(198)
Accrual adjustments(4)		716		477		(96)		40		80		(42)

(Deficit)/Surplus		574		1,555		947		1,878		902		1,767
Total Consolidated Nonfinancial Public Sector (Deficit)/Surplus	Ps.	(6,071)	Ps.	(7,078)	Ps.	(7,747)	Ps.	(5,746)	Ps.	(3,595)	Ps.	(6,460)

Primary (Deficit) Surplus	Ps.	2,848	Ps.	2,697	Ps.	2,114	Ps.	5,728	Ps.	8,399	Ps.	6,933

(footnotes appear on the following page)

Nonfinancial Public Sector Surplus (Deficit)

	2000	2001	2002	2003	2004(2)	Budget 2005(3)
	(as a percentage of GDP)(6)
Government Sectors
Central Government	(5.54)%	(5.77)%	(6.24)%	(5.06)%	(5.61)%	(6.10)%
Nonfinancial Public Enterprises
Electrical Sector	0.18	0.14	0.10	0.33	0.19	0.22
Ecopetrol	(0.01)	0.41	0.20	0.55	0.12	0.41
Carbocol	0.10	0.00	0.00	0.00	0.00	0.00
Telecom	0.05	0.27	0.18	(0.05)	0.10	0.02
Other	0.01	0.01	(0.01)	0.00	(0.06)	0.00

	0.33	0.83	0.47	0.82	0.36	0.65
Local Public Sector(5)	(0.17)	0.26	0.76	0.59	1.68	0.92
Social Security	1.03	0.59	1.18	0.75	1.67	1.83
Coffee Fund	(0.16)	(0.04)	(0.08)	0.14	0.01	0.00
Decentralized Agencies	1.04	0.37	0.01	0.24	0.44	0.30

Total Consolidated Nonfinancial Public Sector (Deficit)/Surplus	(3.47)%	(3.77)%	(3.88)%	(2.52)%	(1.44)%	(2.39)%

Primary Surplus	1.63%	1.44%	1.06%	2.52%	3.37%	2.57%

Totals may differ due to rounding.

1:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Privatization, concession and securitization proceeds for the nonfinancial public sector totaled Ps. 945 billion in 2000 and Ps. 182 billion in 2001. There were no revenues from privatizations in 2002, 2003 and 2004, and the 2005 budget does not include any revenues from privatizations.

2:	Preliminary.

3:	Revised figures for 2005 correspond to the Plan Financiero released by CONFIS (Documento CONFIS No. 13/2004), which contains the official projections for public finances as of December 20, 2004.

4:	Adjustment of certain cash expenditures to an accrual basis.

5:	Includes municipal and departmental governments and local nonfinancial enterprises, such as water, telephone and electricity companies and the Medellín metro system.

6:	Based on preliminary GDP figures for 2004 and projected GDP for 2005.

Sources:	National Department of Planning, IMF staff estimates, Banco de la República and CONFIS.

In 2004, the Central Government deficit was 5.6% of GDP, as compared to a deficit of 5.1% of GDP in 2003. The Central Government deficit for 2004 was Ps. 13,983 billion, or 21.3% more than the Ps. 11,528 billion deficit registered in 2003. Central Government income increased by 16.0%, from Ps. 34,319 billion in 2003 to Ps. 39,826 billion in 2004, while Central Government expenditures increased by 12.7%, from Ps. 45,105 billion in 2003 to Ps. 50,823 billion in 2004, primarily due to increased debt service costs, an increase in transfers made by the Central Government to departmental and municipal governments and an increase in public sector wages.

In 2004, the nonfinancial public sector deficit totaled Ps. 3,596 billion, or 1.4% of GDP, as compared to 2.5% of GDP in 2003 and 3.9% of GDP in 2002. The Government currently projects a consolidated nonfinancial public sector deficit of 2.4% of GDP for 2005. In recent years, the Government’s fiscal policy has included the following long-term objectives:

•	establishing a macroeconomic foundation for sustained growth;

•	directing Government resources to those sectors in which the Government has the greatest impact in supporting social development and fostering competition within the Colombian economy; and

•	restructuring the budgetary system to facilitate the constitutionally mandated increases in net transfers from the Central Government to departmental and municipal governments.

The public sector deficit figures presented in this section do not include certain contingent liabilities of the public sector, including certain guarantees and indemnities given by public sector agencies to joint venture partners.

Revenues

In recent years, the Government has modernized the tax system and expanded the tax base through new tax reform legislation. For example, in December 2000, Congress passed Law 633 of 2000, a tax reform that, among other things, made a 0.3% tax on financial transactions permanent, broadened the value-added tax base, increased the value-added tax from 15% to 16%, included a three-year exemption from the value-added tax for up to $1,500 of the cost of personal computers and limited the exemptions to the income tax. In December 2002, Congress passed Law 788 of 2002, which was a tax reform intended to increase government revenues. In December 2003, Congress passed Law 863 of 2003, which became effective on January 1, 2004, and introduced further tax reform, including, among other measures, the imposition of a 10% surcharge on the marginal income tax rate.

The recent tax reforms were also intended to bring the tax system into compliance with the constitutional requirement that the Government transfer a portion of its current revenues to departmental and municipal governments. There are two types of required net transfers to departmental and municipal governments. First, the Government transfers revenues to departments for health and educational purposes. In the past, the amount of these transfers was based on a percentage of ordinary revenue (current revenue minus statutorily assigned revenue). Second, the Government transfers revenues to municipalities for social and educational programs as well as infrastructure projects. These transfers were based on a percentage of the value-added tax. As a result of changes to the tax system instituted in 1993, both types of transfers are currently calculated as a percentage of current revenue, and as a result, net transfers from the Central Government have increased. The actual allocation made to each local government is based on formulas developed by the National Planning Department which take into account each locality’s administrative efficiency, ability to raise revenues independently, population and level of poverty. Net transfers required by Law 60 of 1993 totaled an estimated 36.8% of current revenue in 2004, as compared to 39.7% in 2003, 40.7% in 2002, 42.4% in 2001 and 40.1% in 2000. These constitutionally required transfers may be supplemented by discretionary transfers to departments and municipalities. In December 2001, a constitutional reform established new standards that local governments are required to follow with respect to funds transferred by the Central Government, enhancing the control and allocation of these funds, particularly in the education and health care sectors.

The following table shows the composition of the Government’s revenue (on a cash-flow basis).

Central Government Revenue

	2000	2001	2002	2003	2004	2005(1)
	(as a percentage of total revenues)
Tax Revenue
Income Tax	32.5%	36.5%	33.5%	34.2%	38.1%	38.8%
Value-added Tax	36.6	34.9	35.2	38.1	37.6	37.0
Wealth Tax	0.0	0.0	4.1	3.6	1.1	1.0
Tariffs	7.6	7.8	6.9	6.3	5.6	5.3
Other Indirect Taxes	10.2	11.1	10.0	9.3	9.8	9.8

	86.6	90.2	89.6	91.4	92.2	92.0
Nontax Revenue(2)	13.2	9.8	10.4	8.6	7.8	8.0

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue (as a percentage of GDP)(3)	13.2%	14.6%	14.8%	15.1%	16.0%	16.2%

Totals may differ due to rounding.

1:	Revised figures for 2005 correspond to the Plan Financiero released by CONFIS (Documento CONFIS No. 0013), which contains the official projections for public finance, including projections for Government revenues, as of December 20, 2004.

2:	Includes concession revenues, hydrocarbon duties, fines, other duties, other current revenues and capital revenues.

3:	Based on estimated GDP using new methodology implemented in 1999.

Sources:	Ministry of Finance and CONFIS.

Central Government revenues totaled Ps. 39,826 billion (16.0% of GDP) in 2004, as compared to Ps. 34,319 billion (15.1% of GDP) in 2003, an increase of 16.0% in nominal terms. Total tax revenues increased by 17.1% in nominal terms in 2004 as compared to 2003.

Expenditures

Central Government expenditures totaled Ps. 50,823 billion in 2004 (19.9% of GDP), an increase of 12.7% in nominal terms from the 2003 level. Interest payments increased by 6.5% in nominal terms in 2004, while operational expenditures rose by 17.0% over the 2003 levels. Investment expenditures increased by 52.8% in nominal terms in 2004.

In 2004, Central Government expenditures were allocated as follows:

•	social expenditures, 45.8%

•	defense and internal security, 13.7%

•	infrastructure, 4.1%, and

•	justice, 4.8%

Transfers to regional governments reached Ps. 11,159 billion in 2002 (representing 26.1% of the total budgeted expenditures in 2002), Ps. 12,536 billion in 2003 (representing 27.3% of the total budgeted expenditures in 2003) and Ps. 13,592 billion in 2004 (representing 25.2% of the total budgeted 2004 expenditures), in accordance with the territorial transfer reform legislation enacted in December 2001.

One of the greatest challenges in public finance is the growing rate of pension liabilities for workers and retirees, combined with the fact that most territorial entities lack proper resources to pay these obligations. In December 1999, Congress enacted Law 549, which established the National Pension Fund for Territorial Entities. Law 549 provides for full funding of pension liabilities within 30 years from the date of its enactment. Both the Central Government and the territorial entities contribute to this fund, although the Central Government has not assumed the responsibility to pay these pension payments. The Central Government recognized, however, that further pension reform was necessary and as a result, Law 797 of 2003 was enacted, which was subsequently superseded by Law 860 of 2003. See “—IMF Program for 2003-2005—Recently Enacted Fiscal Reforms.”

The following table shows the principal categories of Government expenditures, according to the General Directorate of the Budget of the Ministry of Finance.

Central Government Expenditures(1)

	2000	2001	2002	2003	2004
	(as a percentage of total)
Social Expenditures
Education	16.1%	15.8%	17.5%	17.2%	19.4%
Health	5.4	7.1	8.7	7.8	7.9
Housing	1.3	0.3	0.3	0.4	0.3
Social Security	11.9	12.3	14.2	18.1	15.9
Other(2)	1.2	2.6	2.8	1.6	2.3

	35.8	38.2	43.5	45.1	45.8
Justice	5.7	4.8	4.7	4.5	4.8
Defense and Security (Internal)	12.6	12.9	13.4	12.9	13.6
Infrastructure
Mines and Energy	1.3	2.4	1.5	2.8	1.6
Transportation	2.4	2.3	1.6	0.7	1.1
Irrigation Projects and Agriculture	0.7	1.0	1.0	0.6	0.8
Environment	0.4	0.3	0.3	0.3	0.3
Other	0.5	0.5	0.4	0.3	0.3

	5.3	6.4	4.7	4.7	4.1
Government Overhead Expenses	7.7	7.9	7.1	5.6	4.8
Transfers to Local Governments(3)	10.7	9.9	5.5	4.7	4.7
Other	0.2	0.0	0.0	0.0	0.0
Interest payments	22.0	19.9	21.2	22.5	22.2

Total Expenditures	100.0%	100.0%	100.0%	100.0%	100.0%

Expenditures (as a percentage of GDP)(4)	19.2%	21.4%	20.6%	20.2%	21.3%

Totals may differ due to rounding.

1:	As of May 24, 2005. 2003 and 2004 figures are preliminary.

2:	Includes potable water and sewage.

3:	Figures only include transfers to municipalities, not to other regional governments.

4:	Based on preliminary GDP figures for 2002 and 2003 and estimated GDP figures for 2004. Expenditures as a percentage of GDP take into account cash payments that are used by the General Directorate of the Budget in its calculations but not by CONFIS, and therefore differ from the figures indicated in the text.

Sources:	Dirección General del Presupuesto (General Directorate of the Budget), CONFIS and Tesorería General de la República (National Treasury).

2005 Budget

The 2005 budget became Law 921 on December 23, 2004. According to the 2005 budget, the consolidated public sector deficit is expected to be 2.2 % of GDP (Ps. 6,063 billion) and the consolidated nonfinancial public sector deficit is anticipated to be approximately 2.1% of GDP (Ps. 5,632 billion). The 2005 budget estimates a Central Government deficit of approximately 5.8% of GDP (Ps. 15,663 billion). Total nonfinancial public sector expenditures for 2005 are currently budgeted to reach Ps. 135,923 billion, out of which Ps. 61,940 billion correspond to expenditures by the Central Government and Ps. 73,983 billion correspond to expenditures by public entities at the national level and transfers to departmental and local governments.

Under the 2005 budget, the Central Government’s revenues (on a cash-flow basis) are projected to total Ps. 43,844 billion (16.2% of GDP), an increase of 9.4% as compared to revenues of Ps. 40,068 billion recorded in 2004. Total tax revenues are expected to grow by 8.8%, from Ps. 36,961 billion in 2004 to Ps. 40,207 billion in 2005. Income tax revenues are expected to amount to Ps. 16,979 billion in 2005, an increase of 10.3% as compared to 2004 income tax revenues of Ps. 15,391 billion. Internal value-added tax revenues are expected to total Ps. 11,015 billion as compared to Ps. 10,128 billion in 2004, an increase of 8.8% from 2004. Revenues from the tax on financial transactions are anticipated to amount to Ps. 2,381 billion, as compared to Ps. 2,227 billion in 2004, representing an increase of 6.9%. Tariffs and external value-added tax revenues are expected to increase by 5.5% in 2005, from Ps. 7,093 billion in 2004 to Ps. 7,485 billion. Non-tax revenues are expected to amount to Ps. 192 billion in 2005, a 9.2% increase as compared to 2004. The 2005 budget does not include any revenues from privatizations.

According to CONFIS, Central Government expenditures (net of amortizations of public debt and on a cash-flow basis) under the 2005 budget are expected to total Ps. 61,940 billion (approximately 22.3% of GDP) as compared to Ps. 50,823 billion in 2004, representing an increase of 21.9%. Operational expenditures are expected to total Ps. 30,359 billion in 2005, an increase of 3.3% as compared to Ps. 29,394 billion registered in 2004. Expenditures for interest payments are expected to increase by 16.1%, from Ps. 10,365 billion in 2004 to Ps. 12,029 billion in 2005. Investment expenditures are expected to amount to Ps. 3,123 billion in 2005, a decrease of 19.1% as compared to 2004. Transfers, including pension transfers and transfers to regional governments, are expected to increase by 12.7%, from Ps. 19,076 billion in 2004 to Ps. 21,503 billion in 2005.

The 2005 budget is based on the following principal budget assumptions:

Principal 2005 Budget Assumptions

2005 Budget Assumptions as of May 2005(1)
Gross Domestic Product
Nominal GDP (billions of pesos)	278,237
Real GDP Growth	4.0%
Inflation(2)
Domestic Inflation (consumer price index)	5.0%
Domestic Inflation (producer price index)(3)	5.0%
World Inflation(4)	10.0%
Real Devaluation at end of period	2.3%
Interest Rate
Prime (United States)	6.2%
LIBOR (six month)	3.3%
Export Prices
Coffee (ex-dock) ($/lb.)	1.15
Oil ($/barrel) (Cusiana)	40.64
Coal ($/ton)	36.07
Ferronickel ($/lb.)	2.32
Gold ($/Troy oz.)	484.5

1:	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in May 2005.

2:	End of period.

3:	Calculated using a projected change in the producer price index.

4:	Weighted average inflation for Colombia’s trading partners, expressed in U.S. dollars.

Sources:	General Directorate of Macroeconomic Policy, Ministry of Finance and Public Credit.

The figures set forth above represent the Government’s forecast, as of May 2005, with respect to the Colombian economy during 2005. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

IMF Program for 2003-2005

On January 15, 2003, the IMF approved a two-year SDR 1.5 billion (approximately $2.3 billion) Stand-By Arrangement in connection with the Government’s two-year macroeconomic program. The funds could be used to support imbalances in Colombia’s external accounts, although disbursements under the IMF program were conditional on achieving certain targets. The Stand-By Arrangement expired in May 2005, and no amounts were disbursed under the facility.

Effective May 2005, the Executive Board of the IMF approved a new 18-month, SDR 415 million ($613 million) Stand-By Arrangement to support Colombia’s economic program through November 2006. An amount equivalent to $292.2 million is available for immediate drawing and the remaining balance may be drawn in five equal installments of approximately $64.0 million. Colombia intends to treat the new Stand-By Arrangement as precautionary and does not plan to draw on the facility.

Recently Enacted Fiscal Reforms

The Government is committed to a sustained reduction of the fiscal deficit and to that end, the following fiscal reforms were enacted recently:

Tax Reform: On December 29, 2003, Congress approved Law 863 of 2003. This law imposes a surcharge of 10% on the marginal income tax rate and is applicable beginning in 2004. There are no plans to reduce the surcharge until the end of 2006.

Labor Reform: Law 789 of 2002 permits greater flexibility in the hiring process and modifies the laws regarding work hours and overtime pay.

Oil Royalties Reform: Law 756 of 2002 modifies the oil royalties system and is intended to encourage oil exploration in small- and medium-size fields by establishing variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

Pension Reform: Law 797 of 2003 modified the official retirement age and increases payroll taxes in order to reduce the rate of growth of pension expenditures. Due to legal challenges of Law 797 of 2003 brought before the Colombian Constitutional Court challenging certain provisions, Law 860 of 2003 was enacted in December 2003 to cure certain procedural flaws.

As of October 27, 2004, the net present value of the Central Government’s pension liability, not including the transition cost, was approximately 161.2% of GDP (using a discount rate of 6%) and the expected annual expenditure by the Central Government for pension liabilities was estimated at 3.5% of GDP for 2004 and 4.4% of GDP for 2005. A pension reform bill, which seeks to modify the current pension structure in order to preserve and increase the Social Security System reserves, was presented to Congress in 2004. The pension reform bill passed eight successful congressional votes (four successful congressional votes in two consecutive congressional terms) and became law in June 2005. Under this pension reform, women 35 years or older and men 40 years or older as of 1993, or who had been working for more than 15 years, and who have made contributions for more than 750 weeks will maintain special pension benefits until 2014. Other eligible employees, who contributed for less than 750 weeks, will maintain their special pension benefits only until 2010. Additionally, the reform eliminates one of the 14 annual payments made to retired workers. The Government estimates that approximately 220,000 employees will not be able to retain their special pension benefits under the pending pension reform bill.

Fiscal Responsibility Law: This law was enacted in June 2003 and requires the Central Government and local governments to make annual financial reports providing details of how they manage their funds.

Capital Markets Reform: A proposed capital markets reform bill was presented by the Central Government to the Congress in July 2004. The proposed bill seeks to modernize the regulatory framework for Colombia’s capital markets in order to, among other matters, foster growth in capital markets activity, provide a broader range of financing alternatives than has been traditionally available, and promote increased access to the capital markets by Colombian and international investors. The bill that was presented by the Central Government was the subject of a debate by a committee of the Chamber of Representatives of the Congress, which resulted in a revised bill that was approved by the committee in October 2004. The revised bill was approved by Congress and became law in June 2005.

Bill to Modernize Tax Collection Office: The Government submitted a bill to Congress in February 2005 that is designed to modernize the National Directorate of Customs and Taxes, improve the collection and administration of income taxes and customs duties through the use of better technology and reduce tax evasion.

No assurance can be given that these reforms will be adopted or that they will be adopted in the form proposed by the Government and no assurance can be given that their intended purpose will be realized.

PUBLIC SECTOR DEBT

General

Public sector debt (“public debt”) in Colombia is comprised of the internal and external debt of the Central Government, Banco de la República and state-owned nonfinancial companies, as well as the external debt of state-owned financial institutions and departmental and municipal governments. External public debt encompasses all debt payable in currencies other than pesos (including debt denominated in pesos but payable in currencies other than pesos), while internal public debt includes all debt payable in pesos.

The type of authorization required for incurring public debt depends upon the use of the proceeds and upon whether the debt is issued directly and guaranteed by the Republic, or issued by a public entity without the benefit of the Republic’s guarantee. The Ministry of Finance is the Government agency responsible for regulating public sector borrowing. The Ministry of Finance must authorize all external borrowing by governmental enterprises and agencies at the national, departmental and municipal levels.

New external debt issued or guaranteed by the Republic must comply with the global debt ceiling set periodically by Congress. This ceiling is set as part of the external financing program proposed by the executive branch. In addition, external public debt issued or guaranteed by the Republic must be authorized by the Board of Directors of Banco de la República, the Consejo Nacional de Política Económica y Social (“CONPES”) and the Comisión Interparlamentaria de Crédito Público (Public Credit Congressional Commission), a special six-member Congressional committee, in all cases where the issuance of the debt would increase the amount of outstanding external debt issued or guaranteed by the Republic. The Director General of Public Credit and the National Treasury of the Ministry of Finance must give advance approval of external debt incurred by the Republic to prepay or refinance existing debt. External debt incurred by decentralized entities requires prior authorization by the Ministry of Finance.

Until 1990, loans from Banco de la República and proceeds from special purpose bonds were the source of most of the Government’s internal public debt. Pursuant to Law 51 of 1990, the Government initiated a program in 1991 to finance public sector internal debt with Treasury bond issuances in the domestic capital markets, thereby diminishing reliance upon the traditional sources of internal financing. Colombia’s external public debt is in general comprised of loans from multilateral institutions (such as the World Bank and the IADB), foreign governments, commercial banks, suppliers, export credit institutions and bonds.

The Government’s debt management strategy focuses on diversifying the Government’s sources of financing and issuing bonds in the European, Asian and U.S. capital markets, reducing the public sector deficit by lowering debt service costs and improving the maturity profile of public sector debt. In 1998, the Government issued debt in the British pounds sterling and Italian lira markets for the first time. In 2000, the Government issued euro-denominated bonds, with three- and five-year terms. In addition, the Republic has guaranteed less debt due to privatization of the electricity sector and stricter policies for authorizing guaranteed debt.

In December 2002, Congress authorized the issuance of up to $16.5 billion in internal and external debt under the Government’s four-year financing plan.

Colombia’s ratio of total nonfinancial public sector debt to GDP increased from 44.3% in 2000 to 48.5% in 2001 and to 56.6% in 2002. However, the ratio of total nonfinancial public sector debt to GDP decreased to 54.3% in 2003 and further to 50.5% in 2004, primarily as a result of the general increase in economic activity and the decrease in Government expenditure, as well as the tax, pension and labor reform legislation approved by Congress in October 2002. In October 2003, a national referendum was held in which voters were invited to decide on several governmental proposals, which were aimed at reducing operational expenses of the Government in order to reduce the fiscal deficit. Due to low voter turnout, only one non-fiscal deficit related proposal included in the referendum was approved by the electorate. Notwithstanding this referendum loss, the Government is committed to reducing the public sector debt, and in this regard has presented to Congress other measures not requiring support through a referendum, including expenditure cuts, reallocation of transfers to territorial and local governments and royalty and tax increases. As a result of the Government’s efforts to reduce spending and because of recent economic growth the debt to GDP ratio is expected to continue to decrease, although no assurance can be given that this goal will be met.

Public Sector Internal Debt

The internal debt of the Government in 2004 consisted mainly of the following debt instruments:

•	Treasury bonds known as Títulos de Tesorería (“TES”) sold, through auctions, to the public and to Government agencies (which are obliged to invest excess funds in these Government instruments);

•	Law 546 and debt reduction bonds; and

•	Various special-purpose bond issues.

The Central Government’s internal funded debt (i.e., long-term debt with an original maturity of one year or more) was $30.1 billion (Ps. 79,061 billion) at December 31, 2004, an increase of 10.7% in dollar terms from the $26.2 billion (Ps. 68,715 billion) outstanding at December 31, 2003, but a 15.1% increase in peso terms over the same period. This 15.1% increase in peso terms was due primarily to the issuance of TES to finance the Central Government’s deficit. According to preliminary figures, total nonfinancial public sector internal funded debt was $37.9 billion (Ps. 99,546 billion) at December 31, 2004, as compared to the $31.0 billion (Ps. 89,273 billion) outstanding at December 31, 2003. Total direct internal funded debt of the Central Government was estimated at $32.1 billion (Ps. 76,767 billion) at December 31, 2004.

TES issuances in the domestic capital markets have become a significant source of Central Government funding. As of December 31, 2004, TES represented 48% of total Central Government debt (both internal and external) and 85% of total internal Central Government debt.

In January 2003, the Government appointed 20 financial institutions as market makers in Government securities, as part of a strategy that has broadened the treasury bond market and provided liquidity to the local capital markets. Furthermore, the Ministry of Finance has expanded the types and maturities of its bond issues. In addition to one-, two-, three- and five-year fixed-rate TES, prior to March 1998 the Government issued three-, five-, seven- and ten-year TES, with interest rates pegged to changes in the consumer price index. To reduce interest rate pressures on the market and simultaneously offer an exchange rate hedging instrument, the Government has issued dollar-linked one-, two- and three-year TES. At February 28, 2005, $298.4 million (Ps. 783.5 billion) of dollar-linked TES were outstanding. In May 1999, the Government introduced inflation-indexed TES, known as UVR (Unidad de Valor Real Constante) and since then has issued five-, seven- and ten-year UVR TES bonds. With the UVR, the principal amount of the bond (rather than the interest rate) changes according to movements in the consumer price index, in a manner similar to the inflation-adjusted government debt securities available in the United States and France. The Government anticipates that the UVR and fixed-rate bonds will become the preferred long-term debt instruments for the Government in the domestic market, replacing the old inflation-indexed TES, which were issued for the last time in March 1998. At February 28, 2005, $5.69 billion (Ps. 14,943.7 billion) of UVR denominated TES were outstanding. In further support of the domestic market, the Government issued new investment products in 2001 and 2002, including short-term (90-day and 180-day) bills, seven- and ten-year fixed rate TES and five- and eight-year fixed rate dollar-linked TES. In 2003, the Government issued short-term (90-day) bills and seven- and ten-year fixed rate TES. During 2004, there were no changes in the policies of issuing in the domestic market.

The Government has taken additional measures during the last several years to strengthen the domestic capital markets. For example, the Government encourages electronic systems for trading public sector debt instruments. These should provide a more efficient pricing mechanism and greater liquidity for investors. The Government also encourages the participation of institutional investors in the capital markets, as evidenced by the increasing investment of private pension fund assets in new capital market instruments. The Ministry of Finance has also regularized the timing and amounts of TES issuances. In addition to these measures, the Government issued Ps. 1,023.1 billion principal amount of Peace Bonds between 2000 and 2001, Ps. 22.8 billion principal amount of Peace Bonds in 2002, Ps. 17.8 billion principal amount in 2003 and Ps. 13.5 billion principal amount in 2004. These bonds fund agrarian reform and the reconstruction of social infrastructure in conflict zones.

In 2005, the Government plans to issue Ps. 24,031 billion aggregate principal amount in Government securities in the domestic market. It is expected that about half of this amount will be issued through auctions. Between January 1, 2005 and May 23, 2005, the Government auctioned a total of Ps. 7,220.8 billion (approximately $2.7 billion) of TES. Auctions of TES are normally held on a bi-weekly basis.

Between February and March 2004, the Government repurchased and cancelled Ps. 121.5 billion (approximately $46.2 million) of outstanding peso-denominated TES issued by Colombia maturing in 2004, 2006 and 2009 in a private exchange transaction with governmental entities, and issued in exchange an equal amount of similar peso-denominated TES having two- and three-year maturities.

During May and June 2004, the Government repurchased Ps. 540.4 billion (approximately $205.8 million) of outstanding peso-denominated TES issued by Colombia maturing in 2004, in a private exchange transaction with governmental entities. In this transaction, the Government issued Ps. 388.7 billion (approximately $148.0 million) of outstanding peso-denominated TES maturing in 2005, Ps. 112.5 billion (approximately $42.8 million) maturing in 2007 and Ps. 39.2 billion (approximately $14.9 million) maturing in 2012.

In September 2004, the Government repurchased Ps. 1,358.2 billion (approximately $517.2 million) of outstanding peso-denominated TES issued by Colombia maturing in 2005 in a private exchange transaction with local Colombian investors. In this transaction, the Government issued Ps. 1,328.8 billion (approximately $506.0 million) of peso-denominated TES maturing in 2007 and 2009 in exchange for the outstanding TES, which were cancelled after the exchange.

During October and December 2004, the Government repurchased Ps. 98.3 billion (approximately $37.4 million) of outstanding peso-denominated TES issued by Colombia maturing in 2005 in a private exchange transaction with governmental entities. In this transaction, the Government issued Ps. 27.0 billion (approximately $10.3 million) of outstanding peso-denominated TES maturing in 2012 and Ps. 67.8 billion (approximately $25.8 million) maturing in 2014.

The Government may conduct additional internal debt exchanges or purchases in the future.

The following table shows the total internal funded debt of the public sector.

Public Sector Internal Funded Debt(1)(2)

	2000		2001		2002		2003		2004
	(billions of pesos or percentage of GDP)
Central Government(3)	Ps.	42,717	Ps.	49,750	Ps.	62,077	Ps.	68,715	Ps.	79,061
Public Sector Entities		16,107		17,843		21,344		20,557		20,484

Total Internal Debt	Ps.	58,824	Ps.	67,413	Ps.	83,421	Ps.	89,273	Ps.	99,546

As a Percentage of GDP		33.6%		35.8%		40.8%		39.2%		39.6%

Totals may differ due to rounding.

1:	Includes debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of one year or more, and public sector entities’ guaranteed internal debt.

2:	Preliminary.

3:	Starting in 2001, Central Government figures include pension bonds and constant value bonds.

Sources:	General Directorate of Public Credit and National Treasury, Ministry of Finance and Public Credit; CONFIS.

Total direct internal floating debt (i.e., short-term debt with an original maturity of less than one year) of the Central Government was Ps. 1,004.7 billion ($382.6 million) at December 31, 2004.

Public Sector External Debt

As used herein, public sector external funded debt consists of long-term external debt of the Central Government and guaranteed and non-guaranteed long-term external debt of public sector agencies, departments and municipal governments and state-owned financial institutions. Long-term debt means debt with an original maturity of one year or more. Traditionally, Colombia has relied on the following six sources of external debt:

•	multilateral financial institutions, such as the IADB, the World Bank and the Andean Development Corporation;

•	commercial banks;

•	export credit institutions;

•	suppliers;

•	bilateral agreements; and

•	the capital markets, such as external bond offerings.

At December 31, 2004, debt from multilateral institutions and export credit institutions represented 39.2% of public sector external funded debt, while loans from commercial banks constituted 5.1% of the total. Since the mid-1990s, the Government has steadily increased the number of its external bond offerings. The amount of bonds outstanding increased from $7.7 billion, or 54.1% of public sector external debt, at December 31, 2000 to $12.3 billion, or 55.2% of public sector external funded debt, at December 31, 2004. Total long-term public sector external funded debt amounted to $22.3 billion at December 31, 2004.

At December 31, 2004, floating (i.e. short-term debt with an original maturity of less than one year) public sector external debt totaled $391.0 million. At December 31, 2004, the Central Government accounted for 88.2% of public sector external funded debt and state-owned entities, including Banco de la República, accounted for 11.8%.

Public Sector External Funded Debt by Type(l)(2)

	At December 31,
	2000	2001	2002	2003	2004
	(millions of U.S. dollars, except percentages)
Central Government(3)	$14,320	$18,220	$18,006	$20,640	$22,327
Public Entities(4)
Guaranteed	3,712	3,073	2,831	2,520	2,180
Non-Guaranteed	2,080	1,638	1,355	1,047	811

Total External Debt	$20,112	$22,932	$22,192	$24,206	$25,318

Total Debt Service	$3,218	$4,406	$4,732	$5,416	$4,031
External Debt/GDP	24.7%	27.5%	27.5%	29.9%	26.6%
Total Debt Service/GDP	4.0	5.3	5.9	6.7	4.2
Total Debt Service/Exports	23.2	35.8	39.8	41.4	30.1

Totals may differ due to rounding.

1:	Debt with an original maturity of one year or more. Preliminary figures for 2004.

2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.

3:	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

4:	Debt with resident financial institutions is not included in the public entities outstanding for 2001, 2002, 2003 and 2004.

Source:	Debt Registry Office—Ministry of Finance.

Colombia’s public sector external funded debt increased by $5.2 billion from 2000 to 2004, including a $1.1 billion increase from 2003 to 2004. Public sector external debt as a percentage of GDP has increased from 24.7% in 2000 to 26.6% in 2004 and external debt service as a percentage of GDP has increased from 4.0% in 2000 to 4.2% in 2004. These increases have resulted from the Central Government and public sector budget deficits, which have been financed through, among other measures, issuances of debt securities in the international markets, as well as through multilateral loans.

At December 31, 2004, Colombia’s public sector external funded debt totaled $25.3 billion, of which $22.3 billion was debt of the Central Government and $3.0 billion was debt of other public entities.

The Government’s external debt management strategy is comprised of several elements, including:

•	diversifying the Government’s sources of funding in order to reduce its vulnerability to external market disruptions;

•	focusing on multilateral sources of funding, in order to finance social infrastructure projects that involve private sector investment; and

•	minimizing interest and exchange rate risks associated with debt service through the use of derivatives.

In May 2005, Colombia and the IMF entered into a new 18-month, $613 million Stand-By Arrangement to support Colombia’s economic program through November 2006, replacing the expired two-year, approximately $2.3 billion Stand-By Arrangement entered into in January 2003. For more information concerning the Stand-By Arrangements, see “Public Sector Finance—IMF Program for 2003-2005.”

As part of Colombia’s external liability management program, the Government plans to continue to conduct liability management transactions. Specifically, the Government plans to reduce peaks in its amortization schedule for the years 2005 and 2008. However, during the year 2004, the Government did not make liability management transactions.

Colombia issued the following debt securities in the international capital markets in 2004 and the first five months of 2005:

•	In January 2004, Colombia issued $500 million aggregate principal amount of 8.125% bonds due 2024. These bonds are Colombia’s first global bonds containing collective action clauses, which allow a supermajority of 75% of the holders to agree to amendments and modifications to certain key terms of the bonds, including the interest rate, maturity date and other payment terms.

•	In September 2004, Colombia issued $500 million aggregate principal amount of 8.25% bonds due 2014.

•	In November 2004, Colombia issued $375 million (Ps. 954.2 billion) principal amount of 11.75% global TES bonds due 2010. These bonds are Colombia’s first peso-denominated global bonds, which are payable in U.S. dollars.

•	In January 2005, Colombia reopened its 11.75% global TES bonds due 2010, originally issued in November 2004, issuing a total of $124,998,273 (Ps. 293.7 billion) aggregate additional principal amount thereof.

•	In February 2005, Colombia issued $324,990,775 million (Ps. 757.4 billion) principal amount of 12.000% global TES bonds due 2015. These bonds are Colombia’s second peso-denominated global bonds, which are payable in U.S. dollars.

•	In May 2005, Colombia issued $335 million aggregate principal amount of Floating Rate Notes due 2013. The proceeds of the offering were used in part to finance Colombia’s purchase of its Floating Rate Notes due 2009 pursuant to an Offer to Purchase dated May 2, 2005. As a result of this issuance, the Floating Rate Notes due 2009 have been retired.

Public Sector External Funded Debt by Creditor(1)(2)

	At December 31,
	2000	2001	2002	2003(3)	2004(3)
	(millions of U.S. dollars)
Multilaterals
IADB	$3,441	$3,967	$3,678	$5,036	$4,999
World Bank	1,930	2,009	2,359	3,249	3,496
Others	1,140	1,179	1,357	1,492	1,612

Total Multilaterals	6,511	7,156	7,394	9,777	10,107
Commercial Banks	3,803	2,887	2,206	1,793	1,631
Export Credit Institutions	901	702	669	636	544
Bonds	8,180	11,560	11,388	11,557	12,667
Foreign Governments	388	339	307	290	257
Suppliers	329	288	228	154	112
Resident Financial Institutions(4)	0	0	0	0	0

Total	$20,112	$22,932	$22,192	$24,206	$25,318

Totals may differ due to rounding.

1:	Debt with an original maturity of one year or more. Preliminary figures for 2004.

2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.

3.	Preliminary.

4:	Debt with resident financial institutions is not included in the public entities outstanding for all years other than 2000.

Source:	Debt Registry Office—Ministry of Finance.

Early Payment of IADB Emergency Loans

In April 2005 Colombia made an early payment in the amount of U.S. $1.25 billion under its emergency loans with the IADB. In order to make the early payment, the Central Government purchased international reserves from Banco de la República using the peso proceeds of its offerings of TES bonds completed in the local market during 2004 and 2005. Banco de la República, in turn, used the pesos it received from the Central Government in connection with such purchases of international reserves to acquire TES bonds in secondary market transactions.

Following the early payment of U.S. $1.25 billion to the IADB, Colombia began negotiations with the IADB for new loans with the amount to be determined in the negotiations. The proceeds of the new loans are expected to be used to finance public investment in infrastructure projects and social development programs. Disbursements are anticipated between 2005 and 2006.

Public Sector External Funded Debt by Currency

	At December 31, 2004(1)
	Central Government	Guaranteed	Non–Guaranteed	Total	Percentage of Total
	(millions of U.S. dollars)
U.S. Dollars	$17,479	$1,281	$701	$19,461	76.9%
World Bank Basket of Currencies(2)	267	105	0	372	1.5
Euros	2,589	96	4	2,689	10.6
Japanese Yen	1	126	102	229	0.9
Unit Account(3)	1,155	516	0	1,672	6.6
Pounds Sterling	193	1	4	198	0.8
Others	642	55	0	698	2.8

Total	$22,327	$2,180	$811	$25,318	100.0%

Totals may differ due to rounding.

1:	Preliminary. Debt with an original maturity of one year or more.

2:	Consists primarily of dollars, Yen, Swiss Francs and euros.

3:	Corresponds to the monetary unit used by the IADB in its transactions. Consists of the average of the balances of the different credits, expressed in U.S dollars.

Source:	Debt Registry Office—Ministry of Finance.

The following table sets forth the amortization schedule for principal payments on Colombia’s public sector external debt outstanding at December 31, 2004.

Public Sector External Debt Amortization Schedule(1)(2)

Signed Loans and Bonds

	Debt Outstanding at December 31, 2004(3)	2005	2006	2007	2008	After 2008
	(millions of U.S. dollars)
Multilaterals
IADB(4)	$4,999	$267	$576	$921	$593	$3,395
World Bank(4)	3,496	216	220	231	187	3,293
Others	1,612	312	320	264	220	551

Total Multilaterals	10,107	794	1,116	1,416	1,000	7,239
Commercial Banks	1,631	321	305	262	107	668
Export Credit Institutions	544	102	102	83	64	213
Bonds	12,667	1,211	1,177	983	1,898	7,269
Foreign Governments	257	32	32	32	35	151
Suppliers	112	38	24	17	9	10

Total External Debt	$25,318	$2,397	$2,655	$2,709	$3,049	$14,509

Totals may differ due to rounding.

1:	Debt with original maturity of one year or more.

2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2004.

3:	Debt with resident financial institutions is not included in the debt outstanding.

4:	The sum of debt outstanding beginning on December 31, 1999 and amortization payments to the IADB and World Bank have been reexpressed using a revaluation factor as of December 31, 2004 based on the basket of currencies in which those debts are denominated.

Source:	Debt Registry Office—Ministry of Finance.

Debt Record

Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

TABLES AND SUPPLEMENTARY INFORMATION

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt (1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed	Principal Amount Outstanding at December 31, 2004
				(millions of original currency)	(millions of U.S. dollars)
8.700% Notes due 2016	1996	2016	USD	$200	200
8.66% Notes due 2016	1996	2016	USD	$125	17
(*)7.625% Notes due 2007	1997	2007	USD	$813	813
8.375% Notes due 2027	1997	2027	USD	$250	210
9.75% Notes due 2008	1998	2008	GBP	£100	192
8.625% Global Bonds due 2008	1998	2008	USD	$500	500
10.875% Global Bonds due 2004, with option to exchange for 11.85% Global Bonds due 2028(3)	1999	2028	USD	$500	9
(*)9.75% Global Bonds due 2009	1999	2009	USD	$765	765
9.75% Puttable Bonds due 2009	1999	2005	USD	$500	235
(*)11.75% Global Bonds due 2020	2000	2020	USD	$1075	1,075
11.25% Notes due 2005	2000	2005	EUR	€600	637	(2)
(*)10.375% Notes due 2008	2001	2008	EUR	€800	1,089
9.75% Amortizing Notes due 2011 Guaranteed by the World Bank	2001	2011	USD	$1,000	751
5.5% Japanese Yen Bonds due 2005	2001	2005	YEN	¥30,000	261
11.5% Notes due 2011	2001	2011	EUR	€400	544
(*)10.5% Global Bonds due 2006	2001	2006	USD	$667	667
10.0% Global Bonds due 2012	2001	2012	USD	$900	900
10.50% Global Bonds due 2010	2002	2010	USD	$507	507
(*)10.75% Global Bonds due 2013	2002	2013	USD	$750	750
(*)10.375% Global Bonds due 2033	2003	2033	USD	$635	635
3 Mo. LIBOR + 385 bp. Notes due 2009	2003	2009	USD	$500	160
8.125% due 2024	2004	2024	USD	$500	500
8.25% due 2014	2004	2014	USD	$500	500
11.75% Global TES 2010	2004	2010	COP	$954,244	399
Total					$12,317

1:	Includes external-internal bonds (i.e., bonds payable in U.S. dollars, but sold in the domestic market). Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year). At December 31, 2004.

2:	Swapped into dollars at a fixed rate of 12.49%.

3:	On March 10, 2000 holders of 10.875% Global Bonds due 2004 were given the option to exchange those Bonds for an equal principal amount of 11.85% Global Bonds due 2028.

(*)	Includes Reopening

Source:	Debt Registry Office—Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding at December 31, 2004
			(millions of U.S. dollars)
World Bank	Various	Various	$2,979
IADB	Various	Various	4,313
Others	Various	Various	1,404
Total			$8,695

Totals may differ due to rounding.

Source:	Debt Registry Office—Ministry of Finance.

Loans from Banks and Suppliers (1)

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Disbursed	Principal Amount Outstanding at December 31, 2004
						(millions of U.S. dollars)
Integrated Loan Facilities Credit Agreement	Variable	Apr. 1991	2003	Various	799.6	$0
Other Commercial Bank Loans	Various	Various	Various	Various	n.a.	1,140
Export Credits	2%-11.45%	Various	Various	USD, Euro, Yen	n.a.	45
Governments	0%-6.5%	Various	Various	USD, Euro	n.a.	99
Suppliers	6%-9.5%	Various	Various	USD, Euro	n.a.	31

Total						$1,314

n.a. = Not available.

Totals may differ due to rounding.

1:	Medium- and long-term indebtedness.

Source:	Debt Registry Office—Ministry of Finance.

Total Outstanding Long-Term Direct External Debt	$22,327

Other External Public Sector Debt

Guaranteed Debt and Non-Guaranteed Debt

Borrower	Guaranteed Debt(1)	Non-Guaranteed Debt	Principal Amount Outstanding at December 31, 2004
			(millions of U.S. dollars)
Aerocivil	0	3	3
Aguas y Aguas de Pereira	9	0	9
Bancoldex	0	19	19
Bogotá D.C.	201	100	301
C.A.M.B. Acuamanga	3	0	3
C.A.R.	39	0	39
Chec	9	0	9
Corelca	0	1	1
Departamento de Antioquia	35	0	35
Distrito Turístico de Cartagena	52	0	52
Departamento de Cundinamarca	16	0	16
E.A.A.B. ESP	136	0	136
E.E.E.B.	12	0	12
E.P.M. de B/Manga	0	2	2
E.P.M. de Medellín	417	147	563
E.T.B.	0	25	25
E.T.B. Barranquilla	0	7	7
E.T.M.V.A. Metro	511	0	511
Ecopetrol	0	94	94
Emcali	144	26	170
FEN	18	304	322
Findeter	94	0	94
Fondo Nacional del Café	0	24	24
ICA	1	0	1
IFI	0	23	23
ISA	155	2	157
Icfes	5	0	5
Incora	0	0	0
INVIAS	121	0	121
Municipio de Cali	7	0	7
Municipio de Medellín	8	0	8
Municipio de Pasto	6	0	6
Sena	1	0	1
Telearmenia	0	2	2
Telecom	20	29	49
Telehuila	0	1	1
Telenarino	0	2	2
Urra S.A.	61	0	161

Total	2,180	811	2,991

Totals may differ due to rounding.

1:	Medium- and long-term indebtedness. At December 31, 2004, the Republic had no outstanding guarantees of floating external public sector debt.

Source:	Debt Registry Office—Ministry of Finance.

Internal Public Debt

Direct Debt(1)

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding at December 31, 2004
			(millions of pesos)
Treasury Bonds	Various	Various	Ps.	58,187,106
Pension Bonds	Various	Various		6,449,918
Fogafin Bonds	Various	Various		3,488,572
Law 546 Bonds(2)	Various	Various		1,962,887
TRD	Various	Various		2,732,022
Peace Bonds	2007	Various		1,292,675
Constant Value Bonds	Various	Various		1,684,553
Security Bonds	Various	Various		7,159
Banco Agrario	Various	Various		961,170
Other Bonds	Various	Various		92,1
Other Assumed Debt	Various	Various		312,2
Other	Various	Various		103,8
Total			Ps.	76,766,571

Totals may differ due to rounding.

1:	Total as of December 31, 2004. The Republic had Ps.1,004,709 million outstanding in short term direct internal debt at December 31, 2004.

2:	Includes Law 546 and debt reduction bonds.

Source:	Debt Registry Office—General Directorate of Public Credit—Ministry of Finance.

Internal Public Debt

Guaranteed Debt(1)

Principal Amount Outstanding at December 31, 2004
(millions of dollars)
Emcali	$5.8
ESSA	2.6
Isagen S.A.	7.5
Urra S.A.	15.6

Total	$31.5

1:	Medium- and long-term indebtedness. At December 31, 2004, the Republic had no outstanding guarantees of floating public sector internal debt.

Source:	Ministry of Finance.